ALPHA BANK

07025739

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, August 1, 2007

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED AUG - 3 2007 WASH. D.C. 152

RE: Rule 12g3-2
File No. 82-3399

BEST AVAILABLE COPY

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

V.E. PSALTIS

M.S. CHATZI

Investor Relations
43, Panepistimiou Street
GR – 105 64 Athens

Tel. : +30 210 326 2828
Fax : +30 210 326 2812
E-mail : InvestorRelations@alpha.gr

ENCLOSURES:

- Press Release
- six (6) copies of Condensed Financial Data and Information of Alpha Bank A.E. and the Group for the period from January 1, 2007 to June 30, 2007 in Greek,
- six (6) copies of Condensed Financial Data and Information of Alpha Bank A.E. and the Group for the period from January 1, 2007 to June 30, 2007 in English,
- six (6) copies of Interim Financial Statements as at 30.6.2007 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Interim Financial Statements as at 30.6.2007 in accordance with the International Accounting Standard 34 in English,
- six (6) copies of Consolidated Interim Financial Statements as at 30.6.2007 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Consolidated Interim Financial Statements as at 30.6.2007 in accordance with the International Accounting Standard 34 in English.

ALPHA BANK

Press Release

H1 2007 Results

Net Profit of Euro 454 million (+48.4%)

"2007 marks a milestone year for Alpha Bank as we are establishing critical mass in Southeastern Europe, where our Branches will outnumber those in Greece by the end of the year. Our delivery in new business generation is accelerating, well in line with our "Agenda 2010" plan. We are particularly pleased that all of us in Alpha Bank share enthusiastically into the vision of transforming Alpha Bank into a well- integrated financial institution with balanced footprint across Southeastern Europe creating real value for our Shareholders."

Yannis S. Costopoulos, Chairman

"In the second quarter of this year we delivered strongly on the key levers of our profitability. Our domestic business has shown a remarkable growth in consumer credit, small business lending and customer assets, while our Southeastern European operations have significantly increased their market share across the board. The span of our operations will be further strengthened with the forthcoming inclusion of the turkish Abank in our numbers. We feel confident that, underpinned by the sustained improvement in the cost of credit, we will be able to attain a 20% EPS growth already in 2007."

Demetrios P. Mantzounis, Managing Director

FINANCIAL SUMMARY

- **Net profit from continuing operations increased by 23.0% to Euro 374.1 million.**
- **Net profit including extraordinary items increased by 48.4% to Euro 454 million.**
- **Return on equity at 30.7% from 28.4% last year.**
- **Gross loans increased by 21.3% to Euro 37.5 billion.**
- **Southeastern European lending grew by 70.5%, accounting for 15% of the total loan portfolio.**
- **Customer assets increased by 14.9% to Euro 44.0 billion.**
- **Net interest income net of impairment grew strongly by 15.1%**
- **Fee and Commission Income rose robustly by 14.8%**
- **Cost to income ratio at 45.9%, reflecting high efficiency levels.**
- **Strong capital adequacy with Tier I ratio at 10.1%.**

KEY DEVELOPMENTS

- **Strong growth in Southeastern Europe with a larger Branch network than the one in Greece by year-end.**
  Accelerated regional platform expansion rapidly delivers critical mass and is fully on track for year end target of 447 Branches. In H1 2007, lending growth accelerated to 112% in the Balkans and 36% in Cyprus strengthening our brand reach in the region. Loan growth resulting in market share gains across the region confirms the significant growth potential from our SEE footprint, with about two thirds of our Branches still having less than 18 months in operation. This performance gives us confidence that lending growth will further accelerate by the end of 2007.

- **Expansion in retail banking in Greece continues at a strong pace.**
  The increase in consumer loans by 33.8%, in excess of market growth, in mortgages by 21.1% and in lending to very small businesses by 17.4% is further enhancing our competitive position in Retail Banking. The marked improvement in new disbursements in H1 2007, up 50.5% in consumer loans and 25.0% in mortgages arising from the recent introduction of innovative, value-adding propositions to our household customers, confirms the distribution capacity of our Network.

- **Marked improvement in credit conditions.**
  Credit costs are being reduced due to continuous improvement in the operating environment in Greece and in Cyprus and initiatives undertaken across our credit value chain in the areas of underwriting, collection and workout.

- **Participation process in the State-sponsored auxiliary Pension Fund for Bank Employees soon to be concluded.**
  The application regarding our auxiliary pension fund is in the final stage of its approval process, as ascribed by Law 3371/2005. The independent economic study commissioned by the Ministry of Finance has been concluded and the cost for Alpha Bank to be admitted to the Fund is in line with the provision already booked by the Bank.

GROWTH OUTLOOK

We are on track in the implementation of our growth strategy, as described in our "Agenda 2010" Business Plan, focusing in further developing our retail banking activities in Greece and rapidly expanding our operations in Southeastern Europe.

Despite significant upfront costs **we are now on track to achieve 20% EPS growth from a level of 2006 profit of Euro 626 million and excluding in 2007 the windfall gain of Euro 80 million from discontinued operations. Accelerated earnings growth** will be supported by:

- **The faster decline in the cost of credit than** assumed in our Business Plan.
- **The completion of the Abank transaction by year end**, expanding our footprint and franchise in Turkey.

SUMMARY PROFIT AND LOSS

(in Euro million)	H1 2007	H1 2006	% change
Operating Income *	**954.0**	**819.8**	**16.4%**
of which:			
Greece	806.2	700.5	15.1%
Southeastern Europe	138.9	107.7	29.0%
Operating Expenses	**485.2**	**431.7**	**12.4%**
of which:			
Greece	390.0	351.6	10.9%
Southeastern Europe	89.1	70.1	27.1%
Profit before Tax	**468.7**	**388.1**	**20.8%**
of which:			
Greece	416.3	348.9	19.3%
Southeastern Europe	49.8	37.5	32.7%
Net Profit	**454.0**	**305.9**	**48.4%**

* *Net of impairments*

BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(In Euro million)	30.06.2007	30.06.2006	% change
Assets	**52,211**	**46,127**	**13.2%**
Equity	**2,913**	**2,077**	**40.3%**
Loans	**37,487**	**30,902**	**21.3%**
of which:			
Greece	31,247	26,818	**16.5%**
Southeastern Europe	5,589	3,279	**70.5%**
Customer assets	**44,010**	**38,315**	**14.9%**
Deposits	**31,796**	**28,087**	**13.2%**
of which:			
Greece	26,884	24,404	**10.2%**
Southeastern Europe	4,278	3,172	**34.9%**
Private Banking	5,624	4,501	**25.0%**
Mutual Funds	5,527	4,409	**25.4%**

Enquiries:

Alpha Bank

Marinos Yannopoulos,General Manager and C.F.O. Tel.: +30 210 326 2366

Michael Massourakis, Group Chief Economist Tel.: +30 210 326 2828

Vassilios Psaltis, Head Investor Relations & Corporate Development Tel.: +30 210 326 2830

www.alpha.gr

Financial Dynamics

Geoffrey Pelham-Lane Tel.: +44 20 7269 7194

Athens, 1 August 2007

FIRST HALF 2007 OVERVIEW

In H1 2007, **net profit** attributable to shareholders increased by 48.4% to Euro 454 million driven by sustained performance of our market leading banking operations in Greece and an increasing contribution of our rapidly expanding Southeastern European operations. **Net interest income** rose by 8.3% to Euro 752.5 million, which translates into an improving **net interest margin** net of impairment charges of 2.6%. Key contributors to this development were the continuing robust loan growth and improved credit costs, largely offsetting pressures in lending spreads, and the further expansion of our strong deposit base in Greece. **Fee and commission income** rose by 14.8% underpinned by the continuous expansion in the retail business as evidenced by the increase in loan related charges (+33.2%) and credit card fees (+39.7%). **Income from financial operations** reached Euro 40.6 million, while **other income** amounted to Euro 41.8 million.

Operating expenses increased by 12.4% to Euro 485.2 million, stemming from a 10.7% increase in staff costs and a 14.4% increase in general expenses. Cost growth in Southeastern Europe of 27.1% reflects our Network expansion by 96 Branches and the respective increase in staff numbers (+812 Employees). Cost growth in Greece at 10.9% was primarily affected by production-related expenses. Despite the heavy investment programme, the cost-income ratio at 45.9% demonstrates high efficiency levels, with cost-income of Greek operations at materially lower levels (43%).

Loans and advances to customers (gross) reached Euro 37.5 billion at the end of June 2007, increasing by 21.3%. Strong loan growth of 16.5% in Greece and 70.5% in Southeastern Europe was registered while the share of retail loans in the total loan portfolio reached 53%. **Allowances for impairment** for the period stood at Euro 897 million representing 2.4% of our loan portfolio. Loan write-offs during the first half of the year amounted to Euro 227 million, part of which corresponds to write-offs of consumer loans that are delinquent for more than a year. **Credit costs** as a percentage of average loans have further improved to 44 bps in Q2 2007 vs. 73 bps in the previous quarter, positively affected by the enhanced financial position of our corporate customers in Greece and Cyprus, along with our successful credit value chain overhaul.

Customer assets recorded an increase of 14.9%, reaching Euro 44.0 billion. Deposits in Greece, including Alpha Bank bonds sold to our retail customers, grew to Euro 26.9 billion (+10.2%), mainly attributable to a 24.5% increase in liquid placements. Higher margin private banking assets and mutual funds grew by a healthy 25% reflecting the attractiveness of our proposition. Finally, deposits in Southeastern Europe increased significantly to Euro 4.3 billion (+34.9%) as we are expanding our footprint in the region.

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Retail Banking *(in Euro million)*	H1 2007	H1 2006	% change
Total Income	561.2	507.1	10.7%
Total Expenses	269.2	244.7	10.0%
Impairment Losses	48.9	77.3	(36.7%)
Profit before tax	243.0	185.0	31.4%
Return on Regulatory Capital	47.1%	43.4%	...
Risk Weighted Assets	12,900	10,651	21.1%
Cost / Income Ratio	48.0%	48.3%	...
Customer Financing (end-period)	16,961	14,170	19.7%

Pre tax profitability has been further enhanced in the second quarter, reaching Euro 243.0 million in H1 2007, an increase of 31.4% compared to the respective period of 2006. Household credit maintained momentum despite intensifying competitive conditions. **Mortgage loan** outstanding balances expanded by 21.1% reaching Euro 9.1 billion. Consumer credit balances reached Euro 3.7 billion, up by 25.7%, with **consumer loans** and **credit card** balances rising by 33.8% and 9.7% respectively. Loans to **small businesses** (defined as companies with turnover below Euro 2.5 million or credit limits up to Euro 1 million) increased by 12.1%, as we attracted over 7.000 net new customers during the last twelve months while loans to **very small businesses** (defined as those with up to Euro 90,000 credit limits), rose by 17.4%.

Our marketing efforts in the household segment have been intensified. In the consumer loan area, we have launched "Alpha Epilogi", a revolving credit facility which offers our customers the option to shift from floating to fixed interest rate, and vice versa, throughout the tenor of the loan, offering enhanced flexibility with the customer repayment schedule. This product, along with our flagship "Alpha All in One" transfer balance proposition, underpinned the increase in new disbursements in consumer loans by 50.5%. Furthermore, we maintained our leading position in the credit card business, where we remain the only bank issuing and acquiring all three top international brands (American Express, Mastercard and Visa). In this context, our innovative "Bonus Card" multi-retailer loyalty programme has strongly supported the issuance of more than 87,000 new Bonus credit cards in H1 2007. In the mortgage market, we have launched in June 2007 a low introductory rate mortgage with 3% for the first year, which converts to a floating interest rate linked to the European Central Bank rate. This product also offers the customer flexibility with respect to the repayment schedule of the loan. We therefore expect new disbursements, which increased 25% to Euro 1,582 million in H1 2007, to continue growing strongly.

OPERATIONS IN SOUTHEASTERN EUROPE

Operations in Southeastern Europe (in Euro million)	H1 2007	H1 2006	% change
Total Income	151.2	119.5	26.6%
Total Expenses	89.1	70.1	27.1%
Impairment Losses	12.4	11.8	4.7%
Profit before tax	49.8	37.5	32.7%
Return on Regulatory Capital	30.1%	30.0%	...
Risk Weighted Assets	4,136	3,131	32.1%
Cost / Income Ratio	58.9%	58.7%	....
Customer Financing (end-period)	5,589	3,279	70.5%

Profits before tax increased to Euro 49.8 million as we expanded our geographical reach in Southeastern Europe by 35 Branches in the first half of 2007, reaching a network of 305 Branches in the region. With 84 Branches in Romania, 58 Branches in Bulgaria, 108 Branches in Serbia, 16 Branches in Albania, 10 Branches in FYROM and 29 Branches in Cyprus, Alpha Bank has already reached critical mass with nationwide visibility allowing for accelerated business volume origination. Moreover, 97 more units are already in the pipeline to operate until year end, and the plan calls for another 45 Branches in Turkey until 2007.

The timely roll-out of our distribution capability combined with market share gains across the board are particularly encouraging for the implementation of our "Agenda 2010" target of 870 Branches and a Euro 400 million pre-tax profit generation by 2010. Despite the fact that this is a cost front-loaded strategy whereby the majority of our Branches are expected to reach maturity from 2009 onwards, we have increased our profits in Southeastern Europe to Euro 49.8 million in H1 2007, up 32.7%.

In **Romania**, where we have been present since 1994, our lending market share reached 5.8% in June 2007, increasing by 2.1 percentage points since June 2006, making our way to the top tier banks. Alpha Bank was the first Bank to receive in May 2007 validation on its retail credit underwriting methodologies from the Central Bank which allowed for more than tripling of its new disbursements in mortgages and consumer loans.

In **Bulgaria**, our recent efforts to reach critical mass have already started paying off as we more than doubled our loan market share reaching 3% at end-June 2007. The success of our accelerated Branch opening programme, more than doubling our footprint in the past year, gives us confidence that we will fully deploy 80 Branches by year-end.

In **Serbia**, we are expanding our network by 27 Branches to reach 130 by the end of this year, growing in tandem the loan book by 62.4%, reaching a market share of 6%. In that context, the restructuring programme is on track to turn the operation profitable by year-end.

In **Albania**, we have a quality franchise which further expands its presence in retail banking, by adding up another 5 Branches to reach a network of 19 Branches by year end. The business outlook in the country is positive and we are following closely the initiatives to develop public-private schemes to fund infrastructure projects and to develop an organised market for government debt.

In **FYROM**, we are one of the most reliable and successful banks in the country, building business relationships both with Greek and local companies. We are also increasing our penetration in retail market by opening 5 more Branches to reach a network of 15 Branches by year end.

Finally, our **Cyprus** operation continues to perform strongly resulting in market share gains and more than doubling of profit before tax to Euro 38.2 million in the first half of 2007. As our successful marketing campaign led to an impressive 97% expansion in mortgages, we grew our total lending by 36.4%. Market share in lending reached almost 11%, adding 1.3 percentage points since June 2006. Deposit balances exceeded Euro 2.5 billion increased by 33.5%.

MEDIUM AND LARGE CORPORATES

Medium and Large Corporates (in Euro million)	H1 2007	H1 2006	% change
Total Income	193.1	178.0	8.5%
Total Expenses	55.6	49.6	12.2%
Impairment Losses	41.2	40.8	1.0%
Profit before tax	96.3	87.6	9.9%
Return on Regulatory Capital	19.5%	19.2%	...
Risk Weighted Assets	12,375	11,418	8.4%
Cost / Income Ratio	28.8%	27.9%	...
Customer Financing (end-period)	14,286	12,648	13.0%

Pre tax profit stood at Euro 96.3 million, as income grew by 8.5% and impairment charges remained fairly stable for the period (+1%). Milestone in the development of our business with medium-sized corporates is the implementation of the Business Centre concept, whereby the custodian relationship with our medium-sized corporate clients will be handed over from the Branches to dedicated Account Officers in 10 Business Centres across Greece. This is expected to significantly improve our service to those customers as well as to offer sizeable opportunities for Alpha Bank to leverage existing and new customer relationships. Following the successful roll-out of the first Centre since the beginning of the year, another 5 Business Centres are opening currently with the remaining 4 to open by year-end.

ASSET MANAGEMENT

Asset Management (in Euro million)	H1 2007	H1 2006	% change
Total Income	57.1	50.7	12.8%
Total Expenses	28.4	25.3	12.3%
Profit before tax	28.8	25.4	13.2%
Return on Regulatory Capital	119.7%	127.8%	....
Risk Weighted Assets	601	495	21.5%
Cost / Income Ratio	49.6%	49.8%	.....
Customer Funds (end-period)	11,450	9,269	23.5%

In the first half of 2007, profits before tax totaled Euro 28.8 million (+13.2%). Assets invested in **mutual funds** reached Euro 5.5 billion at the end of June 2007, rising by 25.4%, with our market share in the mutual fund business standing currently at 21.1%. Private banking volumes continue expanding to Euro 5.6 billion at end June 2007, increasing by 25%. New product development, including innovative investment products, (the "GAIA" Real Estate Balanced Fund, the Defensive Strategy Balanced Funds and the Romania International Balanced Fund) has attracted Euro 1.2 billion since launch and only in the second quarter of 2007 Euro 134 million, highlighting the distribution capacity of our Network and the strength of our product development platform. Asset management volume growth is expected to accelerate following the complete roll-out of the product offering currently being co-developed with AXA, Alpha Bank's bancassurance partner. It is worth noting that since we launched our new insurance product in June 2007, more than 50% of the new mortgage disbursements are sold with a term insurance attached, compared to only 10% last year.

INVESTMENT BANKING AND TREASURY

Investment Banking and Treasury (in Euro million)	H1 2007	H1 2006	% change
Total Income	55.6	62.3	(10.9%)
Total Expenses	17.7	16.2	9.3%
Profit before tax	37.8	46.1	(17.9%)
Return on Regulatory Capital	22.8%	34.1%	...
Risk Weighted Assets	4,147	3,383	22.6%
Cost / Income Ratio	31.9%	26.0%	....

Pre tax profits in H1 2007 reached Euro 37.8 million, of which Euro 11.5 million relate to investment banking business, primarily from brokerage activity.

ASSETS, LIABILITIES AND OFF BALANCE SHEET ITEMS

Euro million	6/30/2007	3/31/2007	12/31/2006	9/30/2006	6/30/2006	% Jun. 2007 / Jun. 2006
Assets	52,211	52,177	49,443	47,481	46,127	13.2%
Loans	36,590	33,848	32,223	31,125	29,749	23.0%
Securities	3,362	4,128	7,859	8,248	8,241	(59.2%)
Deposits	31,796	32,166	31,015	29,969	28,087	13.2%
Private Banking	5,624	5,200	4,916	4,681	4,501	25.0%
Mutual Funds	5,527	4,515	4,201	4,193	4,409	25.4%
Senior Debt	8,271	7,973	5,319	4,653	4,177	98.0%
Subordinated Debt	1,225	1,237	1,029	998	1,001	22.4%
Hybrid Capital	888	888	830	838	841	5.6%
Shareholders Equity	2,913	3,011	2,742	2,234	2,077	40.3%

INCOME STATEMENT

Euro million	H1 2007	H1 2006	% change	Q2 2007	Q1 2007
Operating Income	1,056.6	949.7	*11.2%*	536.9	519.7
Net Interest Income	752.5	694.6	*8.3%*	390.3	362.1
Impairment losses	(102.6)	(129.9)	*(21.0%)*	(40.2)	(62.4)
Net Interest Income (net of impairment losses)	649.9	564.7	*15.1%*	350.1	299.8
Fee and commission income	221.7	193.2	*14.8%*	114.2	107.5
Income from financial operations	40.6	29.5	*37.4%*	10.7	29.9
Other income	41.8	32.4	*28.8%*	21.7	20.1
Operating Expenses	(485.2)	(431.7)	*12.4%*	(251.7)	(233.5)
Staff costs	(258.7)	(233.7)	*10.7%*	(131.4)	(127.3)
General expenses	(191.4)	(167.3)	*14.4%*	(102.1)	(89.3)
Depreciation and amortization expenses	(35.1)	(30.7)	*14.5%*	(18.2)	(16.9)
Profit before tax	468.7	388.1	*20.8%*	244.9	223.8
Income Tax	(94.6)	(84.0)	*12.6%*	(45.4)	(49.2)
Net Profit from continuing operations	374.1	304.1	*23.0%*	199.5	174.6
Profit from discontinued operations	80.4	2.9	...	(1.4)	81.8
Net Profit	454.0	305.9	*48.4%*	197.8	256.1

RATIOS

	H1 2007	H1 2006	Q2 2007	Q1 2007
Net Interest Income (net of impairment losses) / Average Assets - MARGIN	2.6%	2.5%	2.7%	2.4%
Cost to Income Ratio	45.9%	45.5%	46.9%	44.9%
Return on Equity after tax and minorities -ROE	30.7%	28.4%	26.7%	35.6%
Capital Adequacy Ratio (Total)	13.2%	12.5%	13.2%	13.7%
Capital Adequacy Ratio (Tier I)	10.1%	9.6%	10.1%	10.5%

BUSINESS VOLUMES

Euro million	Jun. 2007	Jun. 2006	% change	Dec. 2006
Customer Financing	37,487	30,902	*21.3%*	*33,200*
of which:				
Greece	*31,247*	*26,818*	*16.5%*	*28,454*
Mortgages	9,124	7,534	*21.1%*	*8,386*
Consumer Loans	2,595	1,940	*33.8%*	*2,215*
Credit Cards	1,064	970	*9.7%*	*1,033*
Small Business Loans	4,178	3,726	*12.1%*	*3,926*
of which:< €90,000 in limits	*1,074*	*915*	*17.4%*	*963*
Medium and Large Business Loans	14,286	12,648	*13.0%*	*12,894*
Southeastern Europe	*5,589*	*3,279*	*70.5%*	*4,029*
Mortgages	*1,085*	*509*	*113.2%*	*733*
Consumer Credit	*530*	*349*	*52.0%*	*392*
Business Loans	*3,974*	*2,422*	*64.1%*	*2,904*

Customer Assets	44,010	38,315	*14.9%*	*41,170*
of which:				
Deposits	*31,162*	*27,576*	*13.0%*	*29,165*
Greece	*26,884*	*24,404*	*10.2%*	*25,543*
Sight & Savings	14,578	14,521	*0.4%*	14,654
Time deposits & Alpha Bank Bonds	12,306	9,883	*24.5%*	10,889
Southeastern Europe	4,278	3,172	*34.9%*	3,622
Bond Sales	2,178	2,298	*(5.2%)*	2,286
Mutual Funds	5,527	4,409	*25.4%*	4,201
Portfolio Management	5,923	4,860	*21.9%*	5,129
of which: Private Banking	*5,624*	*4,501*	*25.0%*	*4,916*

BEST AVAILABLE COPY

...HA BANK
...GISTRATION NUMBER : 6066/06/B/86/05
...DIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2007 to June 30, 2007
(In accordance with P.D. 360/1985 and decision 2/396/31.8.2006 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditors' review report if required.

The interim financial statements as at 30.06.2007 were approved by the Board of Directors on 31st July 2007

...auditors: Marios T. Kyriacou (A.M. SOEL 11121)
Garyfalia B. Spyrou (A.M. SOEL 10971)
KPMG Kyriacou Certified Auditors A.E.
...uditors' report: Unqualified opinion

...E SHEET

	Consolidated		Alpha Bank	
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
...balances with Central Banks	2,471,795	2,675,702	1,228,822	1,477,675
...banks	7,293,616	4,636,712	9,824,847	6,184,098
...held for trading	282,800	305,991	284,679	346,207
...financial assets	378,696	245,676	378,462	254,566
...advances to customers	36,590,101	32,223,034	31,298,782	28,237,691
...securities				
...for sale	3,078,906	7,552,802	4,080,912	7,462,388
...in subsidiaries, associates and joint ventures	-	-	1,618,379	1,583,550
...in associates	5,334	4,081	-	-
...property	47,940	31,518	42,081	42,006
...plant and equipment	974,082	935,906	584,744	544,636
...and other intangible assets	120,254	117,138	47,861	42,104
...tax assets	177,284	276,973	164,450	261,363
...	701,622	309,840	218,126	229,825
	52,122,430	49,315,273	48,951,147	46,678,099
...assets held for sale	88,845	484,387	52,044	92,513
...ASSETS	52,211,275	49,799,660	49,003,191	46,768,612
...ES				
...nks	4,596,913	6,666,526	5,305,102	7,222,117
...financial liabilities	408,191	224,576	412,000	226,223
...stomers	25,182,283	23,573,808	21,008,919	20,372,543
...rities in issue and other borrowed funds	16,130,182	13,789,253	19,008,247	15,148,320
...for current income tax and other taxes	122,038	129,077	77,088	110,102
...tax liabilities	67,869	140,208	62,263	137,901
...defined benefit obligations	580,558	548,584	512,253	513,311
...ilities	1,287,440	675,003	805,533	584,358
...	52,295	85,263	3,980	17,801
	48,377,749	45,832,388	47,196,396	44,332,776
...related to non-current assets held for sale	3,307	353,595	-	-
...bilities (a)	48,381,056	46,185,983	47,196,396	44,332,776
...pital	1,591,286	1,591,286	1,591,286	1,591,286
...emium	127,961	127,961	127,961	127,961
...	478,242	351,897	378,292	207,853
...recognised directly in equity relating to non-current assets				
...ale	-	(2,576)	-	-
...earnings	750,417	686,018	352,815	523,201
...shares	(43,747)	(14,653)	(43,559)	(14,465)
...ributable to equity holders of the Bank	2,913,159	2,738,733	2,406,795	2,435,836
...nterests	28,376	44,280	-	-
...curities	887,684	829,854	-	-
...uity (b)	3,830,219	3,613,667	2,406,795	2,435,836
...IABILITIES AND EQUITY (a) + (b)	52,211,275	49,799,660	49,003,191	46,768,612

...OW STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.06.2007	30.06.2006	30.06.2007	30.06.2006
...flows from continuing operating activities (a)	(2,640,056)	(1,290,826)	(1,332,027)	248,676
...flows from continuing investing activities (b)	4,490,902	(632,632)	3,330,586	(1,485,210)
...flows from continuing financing activities (c)	(158,885)	(397,083)	(160,244)	(383,341)
...ase / (decrease) in cash and cash equivalents				
...inuing activities (a)+(b)+(c)	1,691,961	(2,320,541)	1,826,315	(1,619,875)
...exchange rate fluctuations on cash and cash equivalents	(2,365)	5,900	410	385
...h flows for the period from continuing activities	1,689,596	(2,314,641)	1,826,725	(1,619,490)
...flows from discontinued operating activities	-	8,411	-	-
...flows from discontinued investing activities	160,700	3,971	-	-
...ase / (decrease) in cash and cash equivalents				
...ontinued activities	160,700	12,382	-	-
...d cash equivalents at the beginning of the period	4,575,831	5,665,814	4,608,407	5,083,955
...d cash equivalents at the end of the period	6,426,127	3,363,955	6,435,132	3,464,465

INCOME STATEMENT FOR THE PERIOD

	Consolidated				Alpha Bank			
	From 1 January to		From 1 April to		From 1 January to		From 1 April to	
	30.06.2007	30.06.2006	30.06.2007	30.06.2006	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Interest and similar income	1,583,807	1,228,888	818,716	636,126	1,437,298	1,108,648	740,570	580,2...
Interest expense and similar charges	(831,341)	(534,282)	(428,389)	(282,765)	(856,207)	(547,322)	(444,560)	(294,52...
Net interest income	752,466	694,587	390,327	353,361	581,091	562,326	296,010	285,7...
Fee and commission income	238,779	204,702	123,511	105,021	167,863	144,446	88,718	74,9...
Commission expense	(18,067)	(11,542)	(9,267)	(6,108)	(11,456)	(8,896)	(6,380)	(4,79...
Net fee and commission income	221,712	193,160	114,244	98,913	156,207	135,550	82,338	70,1...
Dividend income	2,210	2,671	1,627	2,465	34,003	37,885	23,469	26,9...
Gains less losses on financial transactions	40,598	29,542	10,870	5,383	(85,363)	25,643	1,285	7,5...
Other income	38,323	29,898	18,534	17,623	13,780	6,583	4,342	4,0...
	81,131	62,111	31,031	25,491	(37,600)	69,911	29,096	38,4...
Total income	1,055,309	949,858	535,602	477,765	699,698	767,787	407,444	394,3...
Staff costs	(258,863)	(233,719)	(131,378)	(117,842)	(182,879)	(182,020)	(97,389)	(90,84...
General administrative expenses	(188,638)	(166,414)	(101,046)	(90,474)	(151,793)	(131,640)	(80,181)	(73,43...
Depreciation and amortization expenses	(35,108)	(30,664)	(18,241)	(15,082)	(23,602)	(19,667)	(12,315)	(9,6...
Other expenses	(1,734)	(807)	(1,069)	(689)	(1,143)	(761)	(594)	(34...
Total expenses	(485,223)	(431,704)	(251,734)	(224,087)	(360,416)	(334,108)	(190,480)	(174,3...
Impairment losses and provisions to cover credit risk	(102,601)	(129,910)	(40,218)	(85,010)	(86,572)	(115,854)	(36,567)	(58,32...
Share of profit (loss) of associates	1,254	(137)	1,298	115	-	-	-	-
	(101,347)	(130,047)	(38,920)	(84,895)	(86,572)	(115,854)	(36,567)	(58,32...
Profit before income tax	468,739	388,107	244,948	168,773	241,712	318,825	180,388	161,7...
Income tax	(94,635)	(84,016)	(45,426)	(37,115)	(54,419)	(67,977)	(40,421)	(30,22...
Profit after income tax from continuing operations	374,104	304,091	199,522	131,658	187,293	250,848	139,967	131,4...
Profit after income tax from discontinued operations	80,388	2,903	(1,409)	4,193	-	-	-	-
Profit after income tax	454,492	306,994	198,113	155,851	187,293	250,848	139,967	131,4...
Profit attributable to:								
Equity holders of the Bank	453,966	305,865	197,826	155,199	-	-	-	
Minority interests	526	1,129	287	652	-	-	-	
Earnings per share:								
From continuing and discontinued operations								
Basic earnings (€ per share)	1.12	0.77	0.49	0.39	-	-	-	
Diluted earnings (€ per share)	1.11	0.77	0.49	0.39	-	-	-	
From continuing operations								
Basic earnings (€ per share)	0.92	0.77	0.49	0.38	0.46	0.63	0.34	0.:
Diluted earnings (€ per share)	0.92	0.76	0.49	0.38	0.46	0.63	0.34	0.:

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Equity at the beginning of the period (01.01.2007 and 01.01.2006 respectively)	3,613,667	3,122,684	2,435,836	1,951,437
Profit for the period after income tax	454,492	306,994	187,293	250,048
	4,068,159	3,429,678	2,623,129	2,201,485
Change of participating interests in subsidiaries	(14,328)	(6,916)	-	-
Dividends distributed	(305,490)	(238,945)	(304,421)	(237,556)
Net income recognised directly in equity	106,100	(93,748)	112,934	(95,082)
(Purchases) / disposals of treasury shares and hybrid securities	13,785	(93,041)	(29,094)	(89,483)
Dividends paid to hybrid securities holders	(42,257)	(41,722)	-	-
Other	4,247	2,582	4,247	2,786
Equity at the end of the period (30.06.2007 and 30.06.2006 respectively)	3,830,219	2,957,888	2,406,795	1,781,350

...L DATA AND INFORMATION
...s included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation, directly or ... them as at 30.06.2007 are:
...ies fully consolidated:

...ny name	Registered office	Participation %
...ank London Ltd	United Kingdom	100.00
...ank Cyprus Ltd	Cyprus	100.00
...ank Romania S.A.	Romania	99.91
...ank AD Skopje	FYROM	100.00
...ank Jersey Ltd	Jersey	100.00
...ank Srbija A.D.	Serbia	99.95
...easing A.E.	Greece	100.00
...easing Romania S.A.	Romania	100.00
...ctors A.E.	Greece	100.00
...Finance C.I. Ltd	Jersey	100.00
...urance A.A.E.P.E.Y.	Greece	100.00
...urance US Corporation	U.S.A.	100.00
...urance Romania S.A.	Romania	100.00
...ntures A.E.	Greece	100.00
...opean Capital Investments B.V.	The Netherlands	100.00
...nvestments A.E.	Greece	100.00
...sset Management A.E.D.A.K.	Greece	100.00
...ecurities Investment Services A.E.P.E.Y.	Greece	100.00
...ependent Financial Advisers Ltd	United Kingdom	100.00
...surance Agents A.E.	Greece	100.00
...surance Ltd Cyprus	Cyprus	100.00
...surance Brokers S.R.L.	Romania	100.00
...tika Akinita A.E.	Greece	79.34
...otel Enterprises A.E.	Greece	81.52
...A.T.O.E.E.	Greece	100.00
...al Estate D.O.O. Beograd	Serbia	100.00
...stika Akinita D.O.O.E.L. Skopje	FYROM	100.00
...Resorts A.E.	Greece	100.00
...mmobiles Bulgaria E.O.O.D.	Bulgaria	100.00
...redit Group Plc	United Kingdom	100.00
...roup Jersey Ltd	Jersey	100.00
...roup Investments Ltd	Cyprus	100.00
...oldings A.E.	Greece	100.00
...a Holdings S.A.	Luxembourg	100.00
...quity Participations Ltd	Cyprus	100.00
...ank London Nominees Ltd	United Kingdom	100.00
...nvestments Ltd	Cyprus	100.00
...pt Ltd	United Kingdom	100.00
...visory Romania S.R.L.	Romania	100.00
...ikos A.E.	Greece	100.00
...sho A.E.	Greece	100.00
...Supporting Services A.E.	Greece	100.00

...nies consolidated under the proportionate method:

...ny name	Registered office	Participation %
...A.E.	Greece	50.00
...ed Assets A.E.	Greece	50.10
...mmercial Property A.E.	Greece	50.10
...Alpha Goymenkul Turizm Anonim Sirketi	Turkey	50.00

...ies accounted for under the equity method:

...ny name	Registered office	Participation %
...A.E.	Greece	27.00
...Thessalias & Sterea Ellados	Greece	50.00
...ayala Investments Ltd	Cyprus	33.33

2. During the period 01.07.2006 until 30.06.2007 the following changes took place in the companies included in the consolidated financial statements: [illegible]

3. [illegible]

4. [illegible]

5. [illegible]

6. [illegible]

7. [illegible]

8. The related party transactions during the period 01.01.2007 until 30.06.2007 are as follows: [illegible]

9. The accounting policies, applied by the Group and the Bank in the condensed interim financial statements as at 30.06.2007 are consistent with those stated in the respective financial statements for the year ended 31.12.2006 and are available on the web site of the Bank.

Athens, July 31, 2007

...CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK

Α.Ε.: 6066/06/Β/86/05
ΟΥ 40 - 102 52 ΑΘΗΝΑΙ

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2007 μέχρι 30η Ιουνίου 2007

(Σύμφωνα με το Π.Δ. 360/1985 και τη απόφαση 2/396/31.8.2006 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες στοχεύουν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου αναρτώνται οι περιοδικές οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκόπησης του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

Οι ενδιάμεσες οικονομικές καταστάσεις της 30.06.2007 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 31ης Ιουλίου 2007

Ορκωτός ελεγκτής λογιστής: Μάριος Τ. Κυριάκου (Α.Μ. ΣΟΕΛ 11121), Γεώργιος Β. Σταυρινίδης (Α.Μ. ΣΟΕΛ 10031)
Ελεγκτική εταιρία: KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.
Τύπος έκθεσης επισκόπησης: Με σύμφωνη γνώμη

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ				
...α διαθέσιμα σε Κεντρικές Τράπεζες	2 471 786	2 675 702	1 226 422	1 477 676
...ις κατά πιστωτικών ιδρυμάτων	7 203 816	4 636 712	9 424 847	8 184 066
...ε χαρτοφυλακίου συναλλαγών	282 800	306 901	264 670	346 207
...α χρηματοοικονομικά μέσα	376.088	245 670	378 462	254 580
...ι απαιτήσεις κατά πελατών	36 640 181	32 223 034	31 208 782	28 237 881
...α επενδυτικού χαρτοφυλακίου				
...α προς πώληση	3.076.908	7 552 802	4 080 912	7 482 386
...ις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	1 019 370	1 083.550
...ις σε συγγενείς εταιρίες	5 334	4.081	-	-
...ις σε ακίνητα	47 940	34.518	42 081	42 008
...ποιούμενα ενσώματα πάγια	874 082	835 986	584 744	544 436
...και λοιπά άυλα πάγια	128 254	117 136	47 881	42 104
...μενες φορολογικές απαιτήσεις	177 284	276 973	184 468	261 363
...ιχεία Ενεργητικού	701 422	308 640	218 178	279 825
	52 122 430	49 315 273	49 851 147	46 678 088
...Ενεργητικού προς πώληση	88 845	484 387	52 044	82 513
...ΕΝΕΡΓΗΤΙΚΟΥ	52 211 275	49.799.660	49 903.191	46 760 612
ΥΠΟΧΡΕΩΣΕΙΣ				
...σεις προς πιστωτικά ιδρύματα	4 586 813	8 086 528	5 308 102	7 222 117
...α χρηματοοικονομικά μέσα	408 191	224 570	412 000	220 223
...σεις προς πελάτες	25 182 283	23 573.908	21 008 819	20.372.543
...ς εκδόσεις μας και λοιπές δανειακές υποχρεώσεις	18 130 182	13.780 253	18 008 247	15 140 329
...σεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	122 038	120.077	77 088	110 102
...μενες φορολογικές υποχρεώσεις	67 888	140.200	42 285	137 801
...σεις καθορισμένων παροχών στους εργαζόμενους	550 658	548 584	512 253	513 311
...υποχρεώσεις	1 287 440	675 003	806.533	684 368
...εις	52 295	85 263	3 080	17 801
	48 377 748	45 832 398	47 196 398	44 332 776
...σεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	3 307	353 595	-	-
...Υποχρεώσεων (α)	48.381.055	46 185 993	47 196.398	44 332 776
ΚΑΘΑΡΗ ΘΕΣΗ				
...Κεφάλαιο	1 591 288	1 591 288	1 591 288	1 591 288
...από έκδοση μετοχών υπέρ το άρτιο	127 961	127 961	127 961	127 961
...ικά	476 242	361 687	376 292	307 653
...αναγνωρίστηκαν απευθείας στην Καθαρή Θέση και ...ται με στοιχεία Ενεργητικού προς πώληση	-	(2 570)	-	-
...μένα εις νέον	758 417	688 018	352 815	423 201
...ές	(43 747)	(14 853)	(43 558)	(14 485)
...έση μετόχων της Τραπέζης	2 913 156	2 730 733	2 406 795	2 435 630
...α τρίτων	29 376	44 280	-	-
...κεφάλαιο	887 684	829 854	-	-
...Καθαρής Θέσεως (β)	3.830 216	3.613 867	2.406 795	2 435 636
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	52 211.275	49 799 660	49 603 191	46 760 612

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία				Στοιχεία Τραπέζης			
	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως		Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.06.2007	30.06.2006	30.06.2007	30.06.2006	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Τόκοι και εξομοιούμενα έσοδα	1.583 807	1 228 889	818.718	636 126	1 437 298	1 189 648	740.570	580.2[illegible]
Τόκοι και εξομοιούμενα έξοδα	(831 341)	(534 282)	(420.380)	(282 785)	(856 207)	(547 322)	(444 560)	(294 [illegible]
Καθαρό έσοδο από τόκους	752 466	694 607	398 327	353 341	581.091	642 326	296 010	285 7[illegible]
Έσοδα από αμοιβές και προμήθειες	238 779	204 702	123.511	108 021	167 663	144 446	88.718	74 [illegible]
Προμήθειες έξοδα	(18 067)	(11 642)	(9.267)	(8 108)	(11 458)	(8 886)	(6 380)	(4 7[illegible]
Καθαρό έσοδο από αμοιβές και προμήθειες	221 712	193 160	114.244	99 913	156 207	135 590	82.338	70 1[illegible]
Έσοδα από μερίσματα	2 210	2 671	1 627	2 486	34 003	37 885	23.488	30 [illegible]
Αποτελέσματα χρηματοοικονομικών πράξεων	40 886	29 542	10.870	6.383	(85 383)	25 643	1.286	7 [illegible]
Λοιπά έσοδα	38 373	29 898	18.534	17 823	13 780	8 583	4.342	4 [illegible]
	81 131	62 111	31 031	25 491	(37 600)	80 911	29 086	38 [illegible]
Σύνολο εσόδων	1.055.309	949 878	536.602	477.705	699 698	767.787	407 444	394 [illegible]
Αμοιβές και έξοδα προσωπικού	(250 083)	(233 710)	(131 376)	(117 642)	(182 476)	(182 820)	(97 380)	(90 [illegible]
Γενικά διοικητικά έξοδα	(188 888)	(168 414)	(101 048)	(80 474)	(181 793)	(131 640)	(80 181)	(73 [illegible]
Αποσβέσεις	(38 108)	(30 084)	(18.241)	(15 082)	(23 802)	(18.887)	(12.318)	(9 [illegible]
Λοιπά έξοδα	(1 734)	(807)	(1 089)	(889)	(1 143)	(781)	(584)	[illegible]
Σύνολο εξόδων	(488.223)	(431.784)	(251.734)	(224 087)	(389 414)	(334.186)	(190.480)	(174.[illegible]
Ζημιές απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(102 801)	(128 910)	(40.218)	(85 010)	(88 872)	(115 864)	(38.567)	(58 [illegible]
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	1 254	(137)	1.298	115	-	-	-	-
	(101 347)	(130 047)	(38 920)	(84 895)	(88 572)	(115 864)	(38 567)	(58 [illegible]
Κέρδη προ φόρου εισοδήματος	465.739	388.107	244.948	168.773	241.712	318.025	188.398	161.7[illegible]
Φόρος εισοδήματος	(94 636)	(84 018)	(45 426)	(37 115)	(54 419)	(67 877)	(40 421)	(30.[illegible]
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες	374 104	304 091	199.522	151 658	187.293	250.048	139 967	131.4[illegible]
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	80 388	2 903	(1 409)	4 193	-	-	-	-
Καθαρά κέρδη μετά το φόρο εισοδήματος	454 492	306.994	198 113	155 851	187 293	250 048	139 967	131.4[illegible]
Καθαρά κέρδη που αναλογούν σε:								
Μετόχους της Τραπέζης	453 966	306.865	197.826	155.199	-	-	-	
Τρίτους	526	1 129	287	652	-	-	-	
Καθαρά κέρδη ανά μετοχή								
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες								
Βασικά (€ ανά μετοχή)	1,12	0,77	0.49	0.39	-	-	-	
Προσαρμοσμένα (€ ανά μετοχή)	1,11	0,77	0,49	0,39	-	-	-	
Από συνεχιζόμενες δραστηριότητες								
Βασικά (€ ανά μετοχή)	0,92	0,77	0.49	0,39	0,46	0,63	0,34	0,[illegible]
Προσαρμοσμένα (€ ανά μετοχή)	0,92	0,76	0.49	0,39	0,46	0,63	0,34	0,[illegible]

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	30.06.2007	30.06.2006	30.06.2007	30.06.2006
...εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες (α)	(2 644 056)	(1 290 826)	(1 332 027)	248 676
...εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες (β)	4 480 902	(632 632)	3 338 586	(1 485 219)
...εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες (γ)	(150 885)	(387 083)	(180 244)	(383 341)
...αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου από συνεχιζόμενες δραστηριότητες (α)+(β)+(γ)	1 681 961	(2 320 541)	1 826 315	(1 619 875)
...συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(2 365)	5 900	410	385
...εισροών / (εκροών) περιόδου από συνεχιζόμενες δραστηριότητες	1 689 596	(2 314 641)	1 826 725	(1 619 490)
...ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες	-	8 411	-	-
...ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες	160 700	3 971	-	-
...αύξηση / (μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες	166 700	12 382	-	-
Διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	4 575 631	5 665 814	4 888 407	5 083 955
Διαθέσιμα και ισοδύναμα λήξεως περιόδου	6 426 127	3 363 555	6 475 132	3 464 465

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Καθαρή θέση ενάρξεως περιόδου (01.01.2007 και 01.01.2006 αντίστοιχα)	3.613.067	3.122.684	2.436.836	1 951 437
Αποτελέσματα περιόδου, μετά το φόρο εισοδήματος	454 492	306 994	187 293	250 048
	4 068 158	3 429 678	2 623 129	2 201 485
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(14 326)	(8 848)	-	-
Διανεμηθέντα μερίσματα	(305 486)	(238 943)	(304 421)	(237 558)
Αποτελέσματα που αναγνωρίσθηκαν απευθείας στην καθαρή θέση	108 109	(93 748)	112 834	(95 882)
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	13.785	(93 041)	(28 084)	(66 463)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(42.257)	(41 722)	-	-
Λοιπά	4 247	2 582	4 247	2 786
Καθαρή θέση λήξεως περιόδου (30.06.2007 και 30.06.2006 αντίστοιχα)	3 830 216	2 957 668	2 406 795	1 781 356

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

[illegible]

Αθήνα, 31 Ιουλίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 661468	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 306541	Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT 30.6.2007

(In accordance with the International Accounting Standard 34)

ATHENS
JULY 31, 2007

TABLE OF CONTENTS

KPMG

KPMG Kyriacou
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR - 153 42 Athens Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
APMAE29527/01AT/B/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Report on Review of Interim Financial Information

(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK A.E.

Introduction

We have reviewed the accompanying consolidated balance sheet of ALPHA BANK A.E ("the Bank") as of June 30, 2007 and the related consolidated statements of income, changes in equity and cash flows for the six-month period then ended and the selected explanatory notes (the interim financial information). Bank's management is responsible for the preparation and presentation of this interim financial information in accordance with the International Financial Reporting Standards adopted by the European Union applicable to interim financial information (IAS 34). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" as provided by Greek Auditing Standards. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information as of June 30,2007 is not prepared, in all material respects, in accordance with International Financial Reporting Standards adopted by the European Union applicable to interim financial information (IAS 34)

Athens, 31 July 2007

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Garyfallia Spyriouni Certified Auditor Accountant AM SOEL 16931

INTERIM FINANCIAL STATEMENTS AS AT 30.6.2007

Interim consolidated income statement

(Thousands of Euro)

	Note	From 1 January to 30.6.2007	From 1 January to 30.6.2006	From 1 April to 30.6.2007	From 1 April to 30.6.2006
Interest and similar income		1,583,807	1,228,869	818,716	636,126
Interest expense and similar charges		(831,341)	(534,282)	(428,389)	(282,765)
Net interest income		752,466	694,587	390,327	353,361
Fee and commission income		239,779	204,702	123,511	105,021
Commission expense		(18,067)	(11,542)	(9,267)	(6,108)
Net fee and commission income		221,712	193,160	114,244	98,913
Dividend income		2,210	2,671	1,827	2,485
Gains less losses on financial transactions		40,598	29,542	10,670	5,383
Other income		38,323	29,898	18,534	17,623
		81,131	62,111	31,031	25,491
Total income		**1,055,309**	**949,858**	**535,602**	**477,765**
Staff costs		(258,683)	(233,719)	(131,378)	(117,842)
General administrative expenses		(189,698)	(166,414)	(101,046)	(90,474)
Depreciation and amortization expenses	8,9,10	(35,108)	(30,664)	(18,241)	(15,092)
Other expenses		(1,734)	(907)	(1,069)	(689)
Total expenses		**(485,223)**	**(431,704)**	**(251,734)**	**(224,097)**
Impairment losses and provisions to cover credit risk	2	(102,601)	(129,910)	(40,218)	(65,010)
Share of profit/(loss) of associates		1,254	(137)	1,298	115
Profit before income tax		**468,739**	**388,107**	**244,948**	**188,773**
Income tax	3	(94,635)	(84,016)	(45,426)	(37,115)
Profit after income tax from continuing operations		**374,104**	**304,091**	**199,522**	**151,658**
Profit after income tax from discontinued operations	4	80,388	2,903	(1,409)	4,193
Profit after income tax		**454,492**	**306,994**	**198,113**	**155,851**
Attributable to:					
Equity holders of the Bank		**453,966**	**305,865**	**197,826**	**155,199**
Minority interests		526	1,129	287	652
Earnings per share:	5				
From continuing and discontinued operations					
Basic earnings (€ per share)		1.12	0.77	0.49	0.39
Diluted earnings (€ per share)		1.11	0.77	0.49	0.39
From continuing operations					
Basic earnings (€ per share)		0.92	0.77	0.49	0.38
Diluted earnings (€ per share)		0.92	0.76	0.49	0.38

Note: The income statement of 1.1.-30.6.2006 has been restated due to the adoption of IFRS 5 for the presentation of discontinued operations (note 22)

The attached notes (pages 9 to 32) form an integral part of these interim financial statements.

Interim consolidated balance sheet

(Thousands of Euro)

	Note	30.6.2007	31.12.2006
ASSETS			
Cash and balances with Central Banks		2,471,795	2,675,702
Due from banks		7,293,616	4,636,712
Securities held for trading		282,800	305,991
Derivative financial assets		378,696	245,676
Loans and advances to customers	6	36,590,101	32,223,034
Investment securities			
-Available-for-sale	7	3,078,906	7,552,602
Investment in associates		5,334	4,091
Investment property	8	47,940	31,518
Property, plant and equipment	9	974,082	935,996
Goodwill and other intangible assets	10	120,254	117,138
Deferred tax assets		177,284	276,973
Other assets		701,622	309,840
		52,122,430	49,315,273
Non-current assets held for sale	11	88,845	484,387
Total Assets		**52,211,275**	**49,799,660**
LIABILITIES			
Due to banks		4,596,913	6,686,526
Derivative financial liabilities		408,191	224,576
Due to customers		25,162,263	23,573,908
Debt securities in issue and other borrowed funds	12	16,130,182	13,789,253
Liabilities for current income tax and other taxes		122,038	129,077
Deferred tax liabilities		67,869	140,208
Employee defined benefit obligations	13	550,558	548,584
Other liabilities		1,287,440	675,003
Provisions	14	52,295	65,263
		48,377,749	45,832,398
Liabilities related to non-current assets held for sale	11	3,307	353,595
Total Liabilities		**48,381,056**	**46,185,993**
EQUITY			
Equity attributable to equity holders of the Bank			
Share capital		1,591,286	1,591,286
Share premium		127,961	127,961
Reserves		479,242	351,697
Amounts recognized directly in equity relating to non-current assets held for sale		-	(2,576)
Retained earnings	15	758,417	686,018
Treasury shares	15	(43,747)	(14,653)
		2,913,159	**2,739,733**
Minority interests		**29,376**	**44,280**
Hybrid securities		**887,684**	**829,654**
Total Equity		**3,830,219**	**3,613,667**
Total Liabilities and Equity		**52,211,275**	**49,799,660**

The attached notes (pages 9 to 32) form an integral part of these interim financial statements.

Interim consolidated statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2006	**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**
Changes in equity for the period 1.1-30.6.2006									
Net change in fair value of available-for-sale securities			(83,365)			(83,365)			(83,365)
Net change in fair value of available-for-sale securities transferred to profit or loss from sales			(16,821)			(16,821)			(16,821)
Exchange differences on translating foreign operations			5,900			5,900			5,900
Other				538		538			538
Net income recognized directly in equity			(94,286)	538		(93,748)			(93,748)
Profit for the period, after income tax				305,865		305,865	1,129		306,994
Total			(94,286)	306,403		212,117	1,129		213,246
Share capital increase from capitalization of reserve and change of par value of each share to € 3.90	133,954			(133,954)					
Change of ownership interests in subsidiaries				(406)		(406)	(6,510)		(6,916)
(Purchases)/sales of treasury shares and hybrid securities				679	(89,484)	(88,805)		(4,236)	(93,041)
Recognition of share options granted to employees			2,582			2,582			2,582
Dividends to equity holders and minority interests				(237,556)		(237,556)	(1,389)		(238,945)
Dividends to hybrid securities holders				(41,722)		(41,722)			(41,722)
Appropriation to reserves			44,361	(44,361)					
Balance 30.6.2006	**1,589,972**	**125,685**	**276,954**	**356,068**	**(277,800)**	**2,070,879**	**46,299**	**840,710**	**2,957,888**

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.7.2006	**1,589,972**	**125,685**	**276,954**	**356,068**	**(277,800)**	**2,070,879**	**46,299**	**840,710**	**2,957,888**
Changes in equity for the period 1.7-31.12.2006									
Net change in fair value of available-for-sale securities			34,589			34,589			34,589
Net change in fair value of available-for-sale securities transferred to profit or loss from sales			10,156			10,156			10,156
Exchange differences on translating foreign operations			26,009			26,009			26,009
Other				(1,587)		(1,587)			(1,587)
Net income recognized directly in equity			70,754	(1,587)		69,167			69,167
Profit for the period, after income tax				246,122		246,122	999		247,121
Total			70,754	244,535		315,289	999		316,288
Change of ownership interests in subsidiaries				(107)		(107)	(2,982)		(3,089)
(Purchases)/sales of treasury shares and hybrid securities				95,919	263,147	359,066		(11,056)	348,010
Issue of new shares due to share options exercise	1,314					1,314			1,314
Share premium from exercised share options		2,276	(2,276)						
Recognition of share options granted to employees			2,576			2,576			2,576
Dividends to equity holders and minority interests							(36)		(36)
Dividends to hybrid securities holders				(9,284)		(9,284)			(9,284)
Appropriation to reserves			1,113	(1,113)					
Balance 31.12.2006	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2007	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**
Changes in equity for the period 1.1-30.6.2007									
Net change in fair value of available-for-sale securities			(24,476)			(24,476)			(24,476)
Net change in fair value of available-for-sale securities transferred to profit or loss from sales			134,710			134,710			134,710
Exchange differences on translating foreign operations			(2,365)			(2,365)			(2,365)
Other				(1,760)		(1,760)			(1,760)
Net income recognized directly in equity			107,869	(1,760)		106,109			106,109
Profit for the period, after income tax				453,966		453,966	526		454,492
Total			107,869	452,206		560,075	526		560,601
Change of ownership interests in subsidiaries				27		27	(14,353)		(14,326)
(Purchases)/sales of treasury shares and hybrid securities				(15,151)	(29,094)	(44,245)		58,030	13,785
Recognition of share options granted to employees			4,247			4,247			4,247
Dividends to equity holders and minority interests				(304,421)		(304,421)	(1,077)		(305,498)
Dividends to hybrid securities holders				(42,257)		(42,257)			(42,257)
Appropriation to reserves			18,005	(18,005)					
Balance 30.6.2007	**1,591,286**	**127,961**	**479,242**	**758,417**	**(43,747)**	**2,913,159**	**29,376**	**887,684**	**3,830,219**

The attached notes (pages 9 to 32) form an integral part of these interim financial statements.

Interim consolidated cash flow statement

	Note	(Thousands of Euro) From 1 January to 30.6.2007	30.6.2006
Cash flows from operating activities			
Profit before income tax		468,739	388,107
Adjustments for:			
Depreciation of property, plant and equipment		24,289	21,536
Amortization of intangible assets		10,819	9,128
Impairment losses from loans and provisions		102,837	132,759
Other adjustments		4,247	2,582
(Gains)/losses from investing activities		26,294	(42,821)
(Gains)/losses from financing activities		27,286	50,498
Share of (profit)/loss of associates		(1,254)	137
		663,257	561,926
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(599,243)	(1,521,752)
Securities held for trading and derivative financial assets		(109,829)	(117,755)
Loans and advances to customers		(4,483,061)	(2,593,618)
Other assets		(389,356)	(70,013)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		(2,089,613)	(188,518)
Derivative financial liabilities		183,615	90,382
Due to customers		3,658,908	2,442,332
Other liabilities		592,651	212,636
Net cash flows from operating activities before taxes		(2,572,671)	(1,184,380)
Income taxes paid and other taxes		(75,385)	(106,446)
Net cash flows from continuing operating activities		**(2,648,056)**	**(1,290,826)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(14,314)	(7,102)
Proceeds from sale of investments (subsidiaries and associates)		-	2,523
Dividends received		2,210	2,671
Purchase of property, plant and equipment	8,9,10,11	(61,268)	(34,546)
Disposal of property, plant and equipment		14,741	2,876
Net (increase)/decrease in investment securities		4,549,533	(599,054)
Net cash flows from continuing investing activities		**4,490,902**	**(632,632)**
Cash flows from financing activities			
Dividends paid		(302,627)	(235,086)
(Purchases)/sales of treasury shares	15	(29,094)	(86,025)
Proceeds from the issue of loans	12	547,979	-
Repayment of loans		(367,765)	(30,014)
Proceeds from the issue of hybrid securities		42,879	-
Proceeds from the purchase of hybrid securities		-	(4,236)
Dividends paid to hybrid securities holders		(42,257)	(41,722)
Net cash flows from continuing financing activities		**(150,885)**	**(397,083)**
Effect of exchange rate fluctuations on cash and cash equivalents		(2,365)	5,900
Net increase/(decrease) in cash flows from continuing activities		**1,689,596**	**(2,314,641)**
Net cash flows from discontinued operating activities		-	8,411
Net cash flows from discontinued investing activities		160,700	3,971
Net cash flows from discontinued financing activities		-	-
Net increase/(decrease) in cash flows from discontinued activities		**160,700**	**12,382**
Cash and cash equivalents at beginning of the period		**4,575,831**	**5,665,814**
Cash and cash equivalents at end of the period		**6,426,127**	**3,363,555**

Note: The 1.1.-30.6.2006 cash flow has been restated due to the adoption of IFRS 5 for the presentation of discontinued operations (note 22)

The attached notes (page 9 to 32) form an integral part of these interim financial statements.

Notes to the consolidated financial statements

General Information

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as:

- Banking
- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the Shareholders in a General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who was elected by the Shareholders' General Meeting on April 19, 2005, ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis Athanasopoulos, who was replaced by Mr. Evangelos Calousis) as at 30 June 2007 consists of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Minas G. Tanes ***

EXECUTIVE MEMBERS
MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
George E. Agouridis *
Sophia G. Eleftheroudaki
Paul G. Karakostas *
Nicholaos I. Manessis**

NON EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Calousis */*** (As at 3 April 2007 he was elected from non-executive member to a non-executive independent member by the Shareholders' Meeting)

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi and annual financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Garyfallia B. Spyriouni
Substitute Auditors:	Charalambos G. Sirounis Nikolaos Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925.
As at 29 June 2007, Alpha Bank was ranked 4th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed on the London Stock Exchange in the form of international certificates (GDRs) and are traded over the counter in New York (ADRs).

As at 29 June 2007, the Bank has issued 408,022,002 shares.

The Bank's continuous growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first semester of 2007 amounted to an average of 1,386,861 shares per day.

The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

These financial statements have been approved by the Board of Directors on 31 July 2007.

Accounting policies applied

1. Basis of presentation

The Group has prepared the condensed interim financial statements as at 30 June 2007 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies applied by the Group in the condensed interim financial statements as at 30 June 2007, are consistent with those stated in the published financial statements for the year ended 31 December 2006, after taking into account new standards and interpretations issued by the International Accounting Standards Board (IASB), adopted by the European Union and they are effective for annual periods beginning on or after 1.1.2007:

- *International Financial Reporting Standard (IFRS) 7 «Financial Instruments: Disclosures»*
- *Amendment to IAS 1 «Presentation of Financial Statements – Capital Disclosure» (Regulation 108/2006)*

  The IFRS 7 and the amendment to IAS 1 resulted in changes relating to the disclosure requirements of financial instruments which will be presented in the annual financial statements of the year 2007.

- *Interpretation 7 «Applying the restatement Approach Under IAS 29 Financial Reporting in Hyper Inflationary Economies (Regulation 708/2006)*

  The adoption of this interpretation had no effect on Group's financial statements as the Group has no operations in hyper inflationary economies.

- *Interpretations 8 and 9 «Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/2006)*

  The adoption of these interpretations had no impact on the Group's financial statements.

- *Interpretation 10 «Interim Financial Reporting and Impairment» (Regulation 610/2007)*

  With the adoption of this interpretation an entity can not reverse an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

  The adoption of this interpretation did not have an impact on Group's accounting policies.

Apart from the above standards and interpretations, the European Union on 1 June 2007, adopted through regulation 611/2007, Interpretation 11 «IFRS 2 – Group and Treasury Shares Transactions», which is effective for annual periods beginning on or after 1.3.2007. The adoption of this interpretation is not expected to have a substantial impact on the Group financial statements.

The International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

- *International Financial Reporting Standard 8 «Operating segments» Effective for annual periods beginning on or after 1.1.2009.*

  This standard replaces IAS 14 «Segment reporting». Its adoption by the European Union and by the Group is expected to affect the way that the Group's disclosures relating to operating segments are presented.

- *Amendment of International Accounting Standard 23 «Borrowing costs » Effective for annual periods beginning on or after 1.1.2009*

  On 29 March 2007, the Board issued the revised IAS 23, which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to get ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

  The adoption of this standard is not expected to have a substantial impact on the Group's financial statements.

- *Interpretation 12 «Service concession arrangements» Effective for annual periods beginning on or after 1.1.2008*

- *Interpretation 13 «Customer loyalty programmes» Effective for annual periods beginning on or after 1.7.2008*

- *Interpretation 14 «IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction» Effective for annual periods beginning on or after 1.1.2008*

  The Group is examining whether there will be an impact from the adoption of the above Interpretations in the financial statements.

The adoption by the European Union, by 31 December 2007, of new standards and interpretations or amendments possibly issued during the current year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption will be effective for periods beginning on or after 1 January 2007, may retrospectively affect the period that these interim financial statements present.

Income statement

2. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Impairment losses on loans and advances to customers	121,378	116,528	40,643	65,829
Decrease of impairment losses relating to due from banks	(14)	-	-	-
Provisions to cover credit risk relating to off balance sheet items	(14,946)	14,946	-	-
Recoveries	(3,817)	(1,564)	(425)	(819)
Total	**102,601**	**129,910**	**40,218**	**65,010**

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006 and 25% for 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger with Delta Singular A.E.P., a listed company completed on 8.4.2005. The Bank was not related with Delta Singular A.E.P. before 1.1.1997.

It should be noted that, as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Current tax	68,347	73,773	31,612	30,283
Deferred tax	26,288	10,243	13,814	6,832
Total income tax	**94,635**	**84,016**	**45,426**	**37,115**

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Depreciation and write-offs of fixed assets	4,761	5,208	1,753	2,844
Loans and advances to customers	10,579	(8,807)	6,043	(537)
Employee defined benefit obligations	253	256	119	55
Valuation of derivatives	(2,538)	6,560	(3,103)	(1,113)
Financial instruments effective interest rate	736	766	368	736
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	10,551	7,084	7,334	4,663
Carry forward of unused tax losses	(77)	(11)	246	425
Other temporary differences	2,023	(813)	1,054	(241)
Total	**26,288**	**10,243**	**13,814**	**6,832**

Reconciliation of effective and current tax rate is presented below:

	From 1 January to				From 1 April to			
	30.6.2007		30.6.2006		30.6.2007		30.6.2006	
	%		%		%		%	
Profit before income tax from continuing operations		**468,739**		**388,107**		**244,948**		**188,773**
Income tax	23.52	110,247	21.62	83,912	25.94	63,531	19.65	37,091
Increase/(decrease) due to:								
Additional tax on rental income from fixed assets	0.02	92	0.05	182	(0.17)	(415)	0.05	92
Non taxable income	(4.69)	(21,962)	(4.61)	(17,907)	(6.24)	(15,292)	(5.89)	(11,115)
Non deductible expenses	0.43	2,008	0.35	1,377	(0.01)	(36)	0.55	1,036
Part of profit relating to non taxable income	(0.09)	(438)	(0.77)	(2,986)	(0.16)	(386)	(1.09)	(2,056)
Part of profit relating to distributable income	0.07	326	0.55	2,127	0.11	267	0.94	1,773
Effect of tax rates used for the calculation of current and deferred tax	-	-	0.09	335	-	-	0.15	286
Other temporary differences	0.89	4,178	4.43	17,206	(0.99)	(2,427)	5.35	10,109
Usage of tax losses	0.04	184	(0.06)	(230)	0.08	184	(0.05)	(95)
Income tax	**20.19**	**94,635**	**21.65**	**84,016**	**18.56**	**45,426**	**19.66**	**37,115**

The effective current income tax rate is 21.62% for the period 1.1-30.6.2006 and 23.52% for the period 1.1-30.6.2007, and it represents the weighted average of nominal tax rate based on the nominal income tax rate and the profit before tax of each Group entity.

4. Profit after income tax from discontinued operations

On 23 March 2007, the sale of 99.57% shares of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection was completed.

Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

The results of Alpha Insurance A.E. which has been classified as a discontinued operation for the period 1.1.2007 until 23.3.2007 and the profit from the sale are included in caption "profit after income tax from discontinued operations" and are analyzed as follows:

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Net interest income	860	2,644	-	1,228
Net fee and commission income	409	1,020	-	640
Gains less losses on financial transactions	-	931	-	126
Other income (premiums etc.)	3,573	16,250	-	9,664
Total income	**4,842**	**20,845**	-	**11,658**
Staff costs	(2,338)	(7,976)	-	(4,319)
General administrative expenses	(1,583)	(6,073)	-	(842)
Depreciation and amortization expenses	(239)	(947)	-	(452)
Total expenses	**(4,160)**	**(14,996)**	-	**(5,613)**
Impairment losses and provisions to cover credit risk	-	(600)	-	(600)
Profit/ (losses) before income tax	**682**	**5,249**	-	**5,445**
Income tax	(421)	(2,346)	-	(1,252)
Profit / (losses) after income tax	**261**	**2,903**	-	**4,193**
Profit from the disposal of Alpha Insurance A.E.	**80,127**	-	(1,409)	-
Profit after income tax from discontinued operations	**80,388**	**2,903**	**(1,409)**	**4,193**

5. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Profit attributable to equity holders of the Bank from continuing and discontinued operations	453,966	305,865	197,826	155,199
Weighted average number of outstanding ordinary shares	406,353,824	395,233,223	405,884,184	394,556,787
Basic earnings per share from continuing and discontinued operations (in €)	1.12	0.77	0.49	0.39

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Profit attributable to equity holders of the Bank from continuing operations (note 22)	373,578	302,986	199,235	151,019
Weighted average number of outstanding ordinary shares	406,353,824	395,233,223	405,884,184	394,556,787
Basic earnings per share from continuing operations (in €)	0.92	0.77	0.49	0.38

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.
The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options.
The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Profit attributable to equity holders of the Bank from continuing and discontinued operations	453,966	305,865	197,826	155,199
Weighted average number of outstanding ordinary shares	406,353,824	395,233,223	405,884,184	394,556,787
Adjustment for share options	935,315	974,168	1,120,334	1,017,119
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,289,139	396,207,391	407,004,518	395,573,906
Diluted earnings per share from continuing and discontinued operations (in €)	1.11	0.77	0.49	0.39

	From 1 January to		From 1 April to	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Profit attributable to equity holders of the Bank from continuing operations (note 22)	373,578	302,986	199,235	151,019
Weighted average number of outstanding ordinary shares	406,353,824	395,233,223	405,884,184	394,556,787
Adjustment for share options	935,315	974,168	1,120,334	1,017,119
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,289,139	396,207,391	407,004,518	395,573,906
Diluted earnings per share from continuing operations (in €)	0.92	0.76	0.49	0.38

Assets

6. Loans and advances to customers

	30.6.2007	31.12.2006
Individuals:		
Mortgages	9,879,856	8,812,267
Consumer	2,860,654	2,445,129
Credit cards	972,195	942,025
Other loans	305,506	217,035
Total	14,018,211	12,416,456
Companies:		
Corporate	21,565,682	18,992,719
Leasing	1,208,872	1,086,745
Factoring	482,503	495,692
Total	23,257,057	20,575,156
Receivables from insurance and re-insurance activities	8,686	12,179
Other receivables	203,186	196,492
	37,487,140	33,200,283
Less:		
Allowance for impairment losses	(897,039)	(977,249)
Total	**36,590,101**	**32,223,034**

The financial lease receivables are analyzed as follows:

	30.6.2007	31.12.2006
Up to 1 year	350,900	318,043
From 1 year up to 5 years	620,579	553,620
More than 5 years	675,255	588,952
	1,646,734	1,460,615
Unearned finance income	(437,862)	(373,870)
Total	**1,208,872**	**1,086,745**

The net amount of finance leases is analyzed as follows:

	30.6.2007	31.12.2006
Up to 1 year	281,291	257,139
From 1 year up to 5 years	437,969	395,356
More than 5 years	489,612	434,250
Total	**1,208,872**	**1,086,745**

Allowance for impairment losses

Balance 1.1.2006	**1,040,360**
Changes for the period from 1.1 to 30.6.2006	
Allowance relating to discontinued operations	(4,806)
Unwinding of the discount	33,831
Foreign exchange differences	(430)
Impairment losses for the period (note 2)	116,528
Loans written-off during the period	(32,520)
Balance 30.6.2006	**1,152,963**

Changes for the period from 1.7 to 31.12.2006

Allowance relating to discontinued operations	(41)
Unwinding of the discount	37,819
Foreign exchange differences	(2,212)
Impairment losses for the period	128,103
Loans written-off during the period	(339,383)
Balance 31.12.2006	**977,249**

Changes for the period from 1.1 to 30.6.2007

Unwinding of the discount	28,811
Foreign exchange differences	(3,558)
Impairment losses for the period (note 2)	121,378
Loans written-off during the period	(226,841)
Balance 30.6.2007	**897,039**

7. Investment securities

Available for sale	**30.6.2007**		**31.12.2006**	
Government bonds		1,933,890		6,253,815
Other debt securities:		983,420		1,170,994
Listed	*933,103*		*1,142,097*	
Non-listed	*50,317*		*28,897*	
Shares:		93,656		65,691
Listed	*79,355*		*52,317*	
Non-listed	*14,301*		*13,374*	
Other variable yield securities		67,940		62,102
Total		**3,078,906**		**7,552,602**

8. Investment property

	Land and Buildings
Balance 1.1.2006	
Cost	33,061
Accumulated depreciation	(3,511)
Net book value 1.1.2006	29,550
1.1.2006-30.6.2006	
Net book value 1.1.2006	29,550
Additions	3
Reclassification to «property, plant and equipment»	(1,605)
Reclassification from «property, plant and equipment»	730
Depreciation charge for the period	(187)
Net book value 30.6.2006	28,491
Balance 30.6.2006	
Cost	32,368
Accumulated depreciation	(3,877)

1.7.2006-31.12.2006	
Net book value 1.7.2006	28,491
Foreign exchange differences	32
Additions	11
Additions from companies consolidated for first time in 2006	5,342
Disposals	(86)
Reclassification to «property, plant and equipment»	(75)
Reclassification from «property, plant and equipment»	(567)
Reclassification to «non-current assets held for sale»	(1,470)
Depreciation charge for the period	(160)
Net book value 31.12.2006	31,518
Balance 31.12.2006	
Cost	34,948
Accumulated depreciation	(3,430)
1.1.2007-30.6.2007	
Net book value 1.1.2007	31,518
Foreign exchange differences	(145)
Additions	1,308
Disposals	(1,315)
Reclassification from «property, plant and equipment»*	16,940
Depreciation charge for the period	(366)
Net book value 30.6.2007	47,940
Balance 30.6.2007	
Cost	52,497
Accumulated depreciation	(4,557)

* Transfers from «Property, plant and equipment» relate to a building owned by the subsidiary Oceanos A.T.O.E.E. leased by Alpha Insurance A.E. which was also a subsidiary until 23.3.2007.

9. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2006				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)
Net book value 1.1.2006	864,376	1,907	71,690	937,973
1.1.2006-30.6.2006				
Net book value 1.1.2006	864,376	1,907	71,690	937,973
Foreign exchange differences	(437)	48	811	422
Additions	11,327	151	14,300	25,778
Disposals	(1,406)	-	(576)	(1,982)
a) Cost	(1,829)	-	(2,827)	(4,656)
b) Accumulated depreciation	423	-	2,251	2,674
Reclassification to «Land and buildings» from «Investment Property»	1,605	-	-	1,605
Reclassification from «Land and buildings» to «Investment Property»	(730)	-		(730)
Depreciation charge for the period	(9,938)	(268)	(11,615)	(21,821)
Net book value 30.6.2006	864,797	1,838	74,610	941,245

	Land and Buildings	Leased equipment	Equipment	Total
Balance 30.6.2006				
Cost	1,086,255	3,489	355,164	1,444,908
Accumulated depreciation	(221,458)	(1,651)	(280,554)	(503,663)
1.7.2006-31.12.2006				
Net book value 1.7.2006	864,797	1,838	74,610	941,245
Foreign exchange differences	3,769	71	(43)	3,797
Additions	25,053	457	25,074	50,584
Disposals	(1,036)	-	68	(968)
a) Cost	(1,787)	-	(1,579)	(3,366)
b) Accumulated depreciation	751	-	1,647	2,398
Reclassification to «Land and buildings» from «Investment Property»	75	-	-	75
Reclassification from «Land and buildings» to «Investment Property»	567	-	-	567
Other transfers	-	-	(485)	(485)
Reclassification to «non-current assets held for sale»	(34,861)	-	(2,583)	(37,444)
Depreciation charge for the period	(9,893)	(274)	(11,208)	(21,375)
Net book value 31.12.2006	848,471	2,092	85,433	935,996
Balance 31.12.2006				
Cost	1,058,044	4,055	361,639	1,423,738
Accumulated depreciation	(209,573)	(1,963)	(276,206)	(487,742)
1.1.2007-30.6.2007				
Net book value 1.1.2007	848,471	2,092	85,433	935,996
Foreign exchange differences	258	136	864	1,258
Additions	22,537	914	16,901	40,352
Disposals	(1,099)	-	(4,097)	(5,196)
Reclassification from «Land and buildings» to «Investment Property»	(16,940)	-	-	(16,940)
Reclassification from «non-current assets held for sale»	42,405	-	-	42,405
Other transfers to «non-current assets held for sale»	-	-	(3)	(3)
Depreciation charge for the period	(10,404)	(329)	(13,057)	(23,790)
Net book value 30.6.2007	885,228	2,813	86,041	974,082
Balance 30.6.2007				
Cost	1,103,785	4,963	374,136	1,482,884
Accumulated depreciation	(218,557)	(2,150)	(288,095)	(508,802)

Property, plant and equipment amounting to € 42.4 million was reclassified from «Non-current assets held for sale» due to Bank's decision for own use. The depreciation for the respective period that the specific property, plant and equipment was classified as «Non-current asset held for sale» amounts to € 2.2 million.

10. Goodwill and other intangible assets

	Goodwill	Other Intangible	Software	Total
Balance 1.1.2006				
Cost	54,022	17,392	130,227	201,641
Accumulated amortization	-	(3,014)	(91,191)	(94,205)
Net book value 1.1.2006	54,022	14,378	39,036	107,436
1.1.2006-30.6.2006				
Net book value 1.1.2006	54,022	14,378	39,036	107,436
Foreign exchange differences	215	25	282	522
Additions	-	-	8,834	8,834
Amortization charge for the period	-	(1,619)	(7,984)	(9,603)
Net book value 30.6.2006	54,237	12,784	40,168	107,189
Balance 30.6.2006				
Cost	54,237	17,463	140,165	211,865
Accumulated amortization	-	(4,679)	(99,997)	(104,676)
1.7.2006-31.12.2006				
Net book value 1.7.2006	54,237	12,784	40,168	107,189
Foreign exchange differences	4,107	912	(816)	4,203
Additions	-	428	19,056	19,484
Disposals	-	-	(2,702)	(2,702)
a) Cost	-	-	(2,686)	(2,686)
b) Accumulated amortization	-	-	(16)	(16)
Other transfers	-	-	485	485
Reclassification to «non-current assets held for sale»	-	-	(2,019)	(2,019)
Amortization charge for the period	-	(1,715)	(7,787)	(9,502)
Net book value 31.12.2006	58,344	12,409	46,385	117,138
Balance 31.12.2006				
Cost	58,344	18,293	144,745	221,382
Accumulated amortization	-	(5,884)	(98,360)	(104,244)
1.1.2007-30.6.2007				
Net book value 1.1.2007	58,344	12,409	46,385	117,138
Foreign exchange differences	(1,439)	(75)	(113)	(1,627)
Additions	-	-	16,143	16,143
Disposals	-	-	(448)	(448)
Amortization charge for the period	-	(1,745)	(9,207)	(10,952)
Net book value 30.6.2007	56,905	10,589	52,760	120,254
Balance 30.6.2007				
Cost	56,905	18,752	160,564	236,221
Accumulated amortization	-	(8,163)	(107,804)	(115,967)

11. Non-current assets held for sale and related liabilities

a. *Fixed assets*

	Land and Buildings	Office equipment	Total
1.1.2006-30.6.2006			
Balance 1.1.2006	88,004	585	88,589
Additions	3,673	240	3,913
Disposals	(1,378)	(236)	(1,614)
Balance 30.6.2006	**90,299**	**589**	**90,888**
1.7.2006-31.12.2006			
Balance 1.7.2006	90,299	589	90,888
Additions	4,819	341	5,160
Disposals	(2,675)	(315)	(2,990)
Balance 31.12.2006	**92,443**	**615**	**93,058**
1.1.2007-30.6.2007			
Balance 1.1.2007	92,443	615	93,058
Additions	3,126	340	3,466
Disposals	(1,220)	(340)	(1,560)
Reclassification to «property, plant and equipment»	(42,405)	-	(42,405)
Foreign exchange differences	(5)	-	(5)
Balance 30.6.2007	**51,939**	**615**	**52,554**

Non-current assets held for sale amounting to € 42.4 million have been reclassified to property, plant and equipment due to Bank's decision to use these fixed assets for administrative purposes.

b. *Other*

On 13 March 2007, the process of separating the Rhodes Hotel sector from Ionian Hotel Enterprises A.E. was completed with the transfer of the sector to Tourist Resorts A.E. a group entity. The assets and liabilities of the specific sector have been classified as held for sale, and as at 30.6.2007 consist of the following:

Non-current assets held for sale	
Cash and balances with Central Banks	62
Due from banks	7
Loans and advances to customers	1,620
Property, plant and equipment	30,709
Goodwill and other intangible assets	32
Deferred tax assets	3,393
Other assets	468
Total	36,291
Liabilities related to non current assets held for sale	
Liabilities for current income tax and other taxes	67
Deferred tax liabilities	431
Employee defined benefit obligations	275
Other liabilities	2,534
Total	3,307

Liabilities

12. Debt securities in issue and other borrowed funds

Senior debt securities	
Balance 1.1.2007	**12,759,840**
Changes for the period from 1.1 to 30.6.2007	
New issues [1]	5,619,244
(Purchases)/sales by Group companies	(1,516,176)
Maturities/Redemptions	(1,953,021)
Fair value change due to hedging	(40,241)
Change in accrued interest	28,245
Foreign exchange differences	7,454
Balance 30.6.2007	**14,905,345**
Subordinated debt	
Balance 1.1.2007	**1,029,413**
Changes for the period from 1.1 to 30.6.2007	
New issues [2]	547,979
(Purchases)/sales by Group companies	(18,537)
Maturities/Redemptions [3]	(325,000)
Fair value change due to hedging	(1,918)
Change in accrued interest	4,035
Foreign exchange differences	(11,135)
Balance 30.6.2007	**1,224,837**
Grand total	**16,130,182**

(1) The majority of the new senior debt securities (€ 4,904 million) pay Euribor floating rate, with a spread between -10 and +25 basis points, depending on the duration of issue.

(2) On 1 February 2007, a loan of € 350 million which pays three month Euribor plus 40 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next 5 years increases to 170 basis points.

On 8 March 2007, a loan of € 200 million, which pays three month Euribor plus 35 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next five years increases to 165 basis points.

(3) On 8 March 2007, the Bank redeemed 10 year subordinated debt of € 300 million after 5 years.

On 8 May 2007 a 10 year subordinated debt of € 25 million was redeemed after 5 years from its issue.

13. Employee defined benefit obligations

The management of the Bank on 21.11.2006 in accordance with Law 3371/2005, submitted an application for its employees to join the common bank employee pension fund (ETAT).

Following the provision of the above law a special economic valuation has been completed, and the cost of the accession is within the limits of the recognized provision.

The procedure of the accession is in progress.

14. Provisions

	30.6.2007	31.12.2006
Insurance reserves	40,783	38,885
Other provisions charged to income statement	11,512	26,378
Total	**52,295**	**65,263**

a. Insurance provisions

	30.6.2007	31.12.2006
Non-life insurance		
Unearned premiums	4,687	4,942
Outstanding claim reserves	6,123	5,882
Total	**10,810**	**10,824**
Life insurance		
Mathematical reserves	6,853	6,792
Outstanding claim reserves	1,216	1,128
Total	**8,069**	**7,920**
Reserves for investments held on behalf and at risk of life insurance policy holders	**21,904**	**20,141**
Grand total	**40,783**	**38,885**

b. Other provisions

Balance 1.1.2006	**11,039**
Changes for the period from 1.1 to 30.6.2006	
Allowance relating to discontinued operations	(48)
Provisions to cover credit risk relating to off-balance sheet items (note 2)	14,946
Provision expense	754
Provisions used during the period	(88)
Foreign exchange differences	(951)
Balance 30.6.2006	**25,652**
Changes for the period from 1.7 to 31.12.2006	
Decrease of provision for contingent liabilities	(1,042)
Provisions used during the period	(54)
Foreign exchange differences	1,822
Balance 31.12.2006	**26,378**
Changes for the period from 1.1 to 30.6.2007	
Reversal of provision to cover credit risk relating to off-balance sheet items (note 2)	(14,946)
Provision expense	1,630
Provisions used during the period	(13)
Foreign exchange differences	(1,537)
Balance 30.6.2007	**11,512**

The provision expense is included in «Other expenses» caption of the consolidated income statement.

Equity

15. Retained earnings and treasury shares

a) Retained earnings

On 17 April 2007 dividends of total amount of € 304,421 thousand were distributed, or € 0.75 per share relating to 2006.

b) Treasury shares

The Group purchased during the period from 1.1 to 30.6.2007 1,326,019 treasury shares at a cost of € 29,094 thousand (€ 21.94 per share).

As at 30.6.2007 total treasury shares held are 2,137,818 with a cost of € 43,747 thousand.

The Ordinary General Shareholders' Meeting held on 3 April 2007 approved a treasury share purchase program for the period from April 2007 to April 2008, of 3% of the total paid-in share capital at a minimum price of € 3.90, i.e. the nominal value of the share and a maximum price of € 32.

Additional Information

16. Contingent liabilities and commitments

a) *Legal Issues*

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax Issues*

The Bank and the companies, Alpha Astika Akinita A.E., Alpha Leasing A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E. and ABC Factors A.E. have been audited by the tax authorities for the years up to and including 2005. Tax audit is in progress at Alpha Finance A.X.E.P.E.Y. for fiscal years from 2003 up to and including 2005. The remaining companies of the Group have been audited by the tax authorities for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	30.6.2007	31.12.2006
- less than one year	50,804	32,792
- between one and five years	94,974	91,419
- more than five years	71,712	72,612
Total	**217,490**	**196,823**

The minimum future lease revenues are as follows:

	30.6.2007	31.12.2006
- less than one year	5,325	8,377
- between one and five years	22,966	32,720
- more than five years	8,371	16,077
Total	**36,662**	**57,174**

d) *Off balance sheet liabilities*

	30.6.2007	31.12.2006
Letters of credit	179,797	260,170
Letters of guarantee	4,719,847	4,580,796
Approved loan agreements and credit limits	15,519,250	14,408,504
Total	**20,418,894**	**19,249,470**

e) *Assets pledged*

	30.6.2007	31.12.2006
Securities linked to reverse repos	150,000	-
Investment securities	405,000	585,000
Total	**555,000**	**585,000**

From the investment securities portfolio € 80,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance. The remaining securities portfolio is pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

17. Group consolidated companies

The consolidated financial statements apart from the parent company Alpha Bank include the following entities:

a. SUBSIDIARIES

Name	Country of Incorporation	Group's ownership interest % 30.6.2007	31.12.2006
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Cyprus Ltd (ex Alpha Bank Ltd)	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	FYROM	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank Srbija A.D.	Serbia	99.99	99.99
Leasing companies			
1. Alpha Leasing A.E.	Greece	100.00	99.67
2. Alpha Leasing Romania S.A.	Romania	99.99	99.93
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1. Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	U.S.A.	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Ventures A.E.	Greece	100.00	100.00
5. AEF European Capital Investments B.V.	Holland	100.00	100.00
6. Ionian Investments A.E.	Greece	100.00	-
Asset Management			
1. Alpha Asset Management A.E.D.A.K.	Greece	100.00	100.00
2. Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
3. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance A.E.	Greece	-	99.57
2. Alpha Insurance Agents A.E.	Greece	100.00	100.00
3. Alpha Insurance Ltd Cyprus	Cyprus	100.00	100.00
4. Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
Real estate and hotel			
1. Alpha Astika Akinita A.E.	Greece	79.34	67.30
2. Ionian Hotel Enterprises A.E.	Greece	93.52	93.25
3. Oceanos A.T.O.E.E.	Greece	100.00	100.00
4. Alpha Real Estate D.O.O. Beograd	Serbia	79.34	67.30
5. Alpha Astika Akinita D.O.O.E.L Skopje	FYROM	79.34	67.30
6. Tourist Resort A.E.	Greece	93.52	93.25
7. Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	79.34	-
Special purpose and holding entities			
1. Alpha Credit Group Plc	United Kingdom	100.00	100.00
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Alpha Group Investments Ltd	Cyprus	100.00	100.00
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Messana Holdings S.A.	Luxemburg	100.00	100.00
6. Ionian Equity Participations Ltd	Cyprus	100.00	-
Other companies			
1. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
2. Alpha Trustees Ltd	Cyprus	100.00	100.00
3. Flagbright Ltd	United Kingdom	100.00	100.00
4. Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5. Evremathea A.E.	Greece	100.00	100.00
6. Kafe Alpha A.E.	Greece	100.00	100.00
7. Ionian Supporting Services A.E.	Greece	100.00	-

b. JOINT VENTURES

1. Cardlink A.E.	Greece	50.00	50.00
2. APE Fixed Assets A.E.	Greece	60.10	60.10
3. APE Commercial Property A.E.	Greece	60.10	60.10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Turkey	50.00	-

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd, Alpha Bank Cyprus Ltd and Alpha Bank Romania S.A. through the use of the FX swaps and interbank loans in the functional currency of the above subsidiaries.

18. Segment reporting

(Millions of Euro)

	1.1 - 30.6.2007						
		Business segments					
	Group	Retail	Corporate Banking	Asset Management /Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	752.5	470.8	144.9	8.4	21.0	100.6	6.8
Commission	221.7	79.3	45.1	43.3	22.4	33.1	(1.5)
Other income	82.4	11.1	3.1	5.4	12.2	17.6	33.0
Total income	**1,056.6**	**561.2**	**193.1**	**57.1**	**55.6**	**151.3**	**38.3**
Total expenses	**(485.2)**	**(269.2)**	**(55.6)**	**(28.4)**	**(17.7)**	**(89.1)**	**(25.2)**
Impairment	(102.6)	(48.9)	(41.2)	-	-	(12.4)	(0.1)
Profit before income tax	**468.8**	**243.1**	**96.3**	**28.7**	**37.9**	**49.8**	**13.0**
Income tax	(94.6)						
Profit from discontinued operations	80.3						
Profit after income tax	**454.5**						

(Millions of Euro)

	1.1 - 30.6.2006						
		Business segments					
	Group	Retail	Corporate Banking	Asset Management /Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	694.6	439.4	135.3	6.8	29.3	81.9	1.9
Commission	193.2	63.1	41.7	42.1	24.8	24.1	(2.6)
Other income	61.9	4.5	1.0	1.8	5.8	13.4	35.4
Total income	**949.7**	**507.0**	**178.0**	**50.7**	**59.9**	**119.4**	**34.7**
Total expenses	**(431.7)**	**(244.7)**	**(49.6)**	**(25.3)**	**(19.9)**	**(70.1)**	**(22.1)**
Impairment	(129.9)	(77.3)	(40.8)	-	-	(11.8)	-
Profit before income tax	**388.1**	**185.0**	**87.6**	**25.4**	**40.0**	**37.5**	**12.6**
Income tax	(84.0)						
Profit from discontinued operations	2.9						
Profit after income tax	**307.0**						

i. Retail Banking
   Includes all individuals (retail banking customers) of the Group, professionals, small companies.
   The Group, through its extensive branch network, offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate Banking
   Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking (Corporate) and Shipping divisions. The Group offers working capital facilities, corporate loans, and letters of guarantees.

   This sector also includes leasing and factoring products which are offered by Alpha Leasing A.E. and ABC Factors A.E., respectively.

iii. Asset Management / Insurance
Consists of a wide range of asset management services through Group's private banking units and through its subsidiary Alpha Asset Management A.E.D.A.K.
In addition, it includes the commissions of Alpha Insurance Agents A.E. from a wide range of insurance products, offered to individuals and companies.

iv. Investment Banking / Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets and also investment banking facilities, offered either by the Bank or through specialized subsidiaries (Alpha Finance A.X.E.P.E.Y., Alpha Ventures A.E.). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, interbank placements – Loans etc).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other
This segment consists of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

19. Capital adequacy

The capital adequacy ratio is determined by comparing the Group's regulatory own funds with the risks that the Group undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interests), additional Tier I capital (hybrid dept) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included on the calculation as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

(Millions of Euro)

	30.6.2007	**31.12.2006**
Risk-weighted assets from credit risk	35,170	32,603
Risk-weighted assets from market risk	737	865
Total Risk-weighted assets	35,907	33,468
Upper Tier I capital	2,871	2,701
Tier I capital	3,632	3,413
Total Tier I + Tier II capital	4,743	4,315
Upper Tier I ratio	8.0%	8.1%
Tier I ratio	10.1%	10.2%
Capital adequacy ratio (Tier I + Tier II)	**13.2%**	**12.9%**

20. Related-party transactions

The Bank and the Group companies enter into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length terms and are approved by the Group's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	30.6.2007	31.12.2006
Loans	4,330	3,100
Deposits	37,039	31,067
Debt securities in issue	19,248	15,688
Letters of guarantee	61	165

	From 1 January to	
	30.6.2007	30.6.2006
Interest income	83	-
Interest expense	892	-

b. The outstanding balances with associates and the related results of these transactions are as follows:

	30.6.2007	31.12.2006
Assets		
Loans and advances to customers	294	611
Total	**294**	**611**
Liabilities		
Amounts due to customers	5	5
Total	**5**	**5**

	From 1 January to	
	30.6.2007	30.6.2006
Income		
Interest and similar income	20	51
Fee and commission income	-	17
Other income	-	223
Total	**20**	**291**
Expenses		
Interest and similar charges	-	3
General administrative expenses	-	320
Other expenses	1,573	-
Total	**1,573**	**323**

c. The Board of Directors and Executive General Managers fees recorded in the income statement for the six month period ended 30 June 2007 amounted to € 6,264 (2006: € 3,814). The increase in 2007 compared to the respective period in 2006 is due to the appointment in the Bank of two new Executive General Managers on 16 May 2006.

21. Acquisitions, disposals of subsidiaries and other corporate events

a. On 5 March 2007 the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Capital Market Committee approved on 8.3.2007. During April 2007, the Bank acquired 95,773 shares representing 0.24% of the paid in share capital and voting rights of the Company. Consequently, the number of Alpha Leasing A.E. shares and voting rights held by Alpha Bank amounts to 39,585,000, or 100%. At the same time, the Capital Market Committee approved on 17.5.2007 the delisting of Alpha Leasing A.E. shares from Athens Stock Exchange following the Company's application.

b. On 13.3.2007, the process of the separation and transfer of the Rhodes Hotel sector, from Bank's subsidiary Ionian Hotel Enterprises A.E. to Tourist Resorts A.E. was completed.

c. On 21.3.2007, the restaurant buffet sector of Tourist Resorts A.E. was transferred to subsidiary Kafe Alpha A.E.

d. On 23.3.2007, the transaction for the sale of Alpha Insurance A.E., a subsidiary, of Alpha Group Investment Ltd to AXA, an insurance company which is the worldwide leader in financial protection, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

e. On 29.3.2007, Alpha Immovables Bulgaria E.O.O.D was founded in Sofia with initial capital € 306 thousand by the Bank's subsidiary Alpha Astika Akinita A.E. The Company's main purpose is to provide real estate services.

f. On 30 April 2007 the Bank acquired 50% of Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, a new founded company in Istanbul , participating together with Anadolu Group. The Company will operate as a vehicle for investments in Turkey.

g. On 14 June 2007, Ionian Supporting Services A.E. and Ionian Investments A.E. were established in Athens, of which the Group has 100% interest in both entities. The primary activity of Ionian Supporting Services A.E. is to provide support services to the Bank and the group entities, whereas Ionian Investments A.E. is involved in the acquisition and sale of securities. The share capital of each company amounts to € 60 thousand.

h. On 19 June 2007 the Bank acquired 100% of the shares of the Cypriot company Ionian Equity Participations Ltd. The Company is at present dormant and its share capital amounts to CYP 1,000.

i. On 29 June 2007 the transfer of 100% shares of Alpha Private Investment Services A.E.P.E.Y. from the subsidiary Alpha Bank London Ltd to the Bank was completed.

22. Restatement of comparatives

Presented below is the restatement of the interim consolidated income statement and the interim consolidated cash flow of 30.6.2006 due to the adoption of IFRS 5 and the presentation of discontinued operation arising from the sale agreement of Alpha Insurance A.E. on 23.11.2006. The sale was completed on 23.3.2007.

Consolidated income statement

	1.1. - 30.6.2006		
	Published amounts	Discontinued operations	Continuing operations
Interest and similar income	1,231,513	2,644	1,228,869
Interest expense and similar charges	(534,282)	-	(534,282)
Net interest income	697,231	2,644	694,587
Fee and commission income	205,722	1,020	204,702
Commission expense	(11,542)	-	(11,542)
Net fee and commission income	194,180	1,020	193,160
Dividend income	2,671	-	2,671
Gains less losses on financial transactions	30,473	931	29,542
Other income	46,148	16,250	29,898
	79,292	17,181	62,111
Total income	**970,703**	**20,845**	**949,858**
Staff costs	(241,695)	(7,976)	(233,719)
General administrative expenses	(172,487)	(6,073)	(166,414)
Depreciation and amortization expenses	(31,611)	(947)	(30,664)
Other expenses	(907)	-	(907)
Total expenses	**(446,700)**	**(14,996)**	**(431,704)**

	1.1 - 30.6.2006		
	Published amounts	Discontinued operations	Continuing operations
Impairment losses and provisions to cover credit risk	(130,510)	(600)	(129,910)
Share of profit (loss) of associates	(137)	-	(137)
Profit before income tax	**393,356**	**5,249**	**388,107**
Income tax	(86,362)	(2,346)	(84,016)
Net profit after income tax	**306,994**	**2,903**	**304,091**
Net profit/(losses) attributable to equity holders of the Bank	**305,865**	**2,879**	**302,986**
Net profit/(losses) attributable to minority interest	1,129	24	1,105
Basic earnings per share			
Basic (€ per share)	0.77		0.77
Diluted (€ per share)	0.77		0.76

Consolidated cash flow statement

	1.1 - 30.6.2006		
	Published amounts	Discontinued operations	Continuing operations
Net cash flows from operating activities	(1,282,415)	8,411	(1,290,826)
Net cash flows from investing activities	(628,661)	3,971	(632,632)
Net cash flows from financing activities	(397,083)	-	(397,083)
Net increase/(decrease) in cash and cash equivalents	(2,308,159)	12,382	(2,320,541)
Effect of exchange rate fluctuations on cash and cash equivalents	5,900	-	5,900
Total Cash flows for the period	(2,302,259)	12,382	(2,314,641)
Cash and cash equivalents at the beginning of the period	5,665,814		
Cash and cash equivalents at the end of the period	3,363,555		

23. Events after the balance sheet date

- During July 2007 the Bank sold its participation in Unisystems A.E. (ownership interest 9.67%).
- From 11 July 2007 a tax audit of Tourist Resorts A.E. is in progress for the years 2003 up to and including 2005.

Athens, 31 July 2007

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. No. X 661480	Demetrios P. Mantzounis I.D. No. I 166670	Marinos S. Yannopoulos I.D. No. N 308546	George N. Kontos I.D. No. AB 522299

The above interim financial statements (pages 3-32) are the financial statements that we refer to in our report on review of interim financial information dated 31 July 2007.

Athens, 31 July 2007

KPMG Kyriacou Certified Auditors A.E.

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Garyfallia Spyriouni Certified Auditor Accountant AM SOEL 16931

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 30.6.2007

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ

31 ΙΟΥΛΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
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ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

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ALPHA BANK A.E.

Εισαγωγή

Επισκοπήσαμε τον συνημμένο ενοποιημένο ισολογισμό της ALPHA BANK A.E. (η Τράπεζα) της 30 Ιουνίου 2007 και τις σχετικές ενοποιημένες καταστάσεις αποτελεσμάτων, μεταβολών ιδίων κεφαλαίων και ταμειακών ροών της εξάμηνης περιόδου που έληξε αυτήν την ημερομηνία καθώς και τις επιλεγμένες επεξηγηματικές σημειώσεις (η ενδιάμεση οικονομική πληροφόρηση). Η Διοίκηση της Τράπεζας έχει την ευθύνη για την κατάρτιση και παρουσίαση αυτής της ενδιάμεσης οικονομικής πληροφόρησης, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης που έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34). Δική μας ευθύνη είναι η έκφραση συμπεράσματος επί αυτής της ενδιάμεσης οικονομικής πληροφόρησης με βάση την επισκόπηση μας.

Εύρος της εργασίας επισκόπησης

Διενεργήσαμε την επισκόπησή μας σύμφωνα με το Διεθνές Πρότυπο περί Επισκόπησης 2410 «Επισκόπηση Ενδιάμεσης Οικονομικής Πληροφόρησης που Διενεργείται από τον Ανεξάρτητο Ελεγκτή της Οικονομικής Μονάδας» στο οποίο παραπέμπουν τα Ελληνικά Ελεγκτικά Πρότυπα. Η επισκόπηση συνίσταται στη διενέργεια διαδικασιών για την αναζήτηση επεξηγήσεων και πληροφοριών, κυρίως από πρόσωπα που είναι υπεύθυνα για οικονομικά και λογιστικά θέματα και στην εφαρμογή κριτικής ανάλυσης και λοιπών διαδικασιών επισκόπησης. Το εύρος μίας εργασίας επισκόπησης είναι ουσιωδώς μικρότερο από έναν έλεγχο που διενεργείται σύμφωνα με τα Ελληνικά Ελεγκτικά Πρότυπα και επομένως δεν μας δίδει τη δυνατότητα να αποκτήσουμε τη διασφάλιση ότι έχουν περιέλθει στην αντίληψή μας όλα τα σημαντικά θέματα τα οποία θα είχαν επισημανθεί σε έναν έλεγχο. Κατά συνέπεια, δεν εκφράζουμε γνώμη ελέγχου.

Συμπέρασμα

Βασιζόμενοι στην επισκόπησή μας, δεν έχει περιέλθει στην αντίληψή μας οτιδήποτε που θα μας οδηγούσε στο συμπέρασμα ότι η συνημμένη ενδιάμεση οικονομική πληροφόρηση της 30 Ιουνίου 2007 δεν έχει συνταχθεί από κάθε ουσιαστική άποψη, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης που έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34).

Αθήνα, 31 Ιουλίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου,
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Γαρυφαλλιά Σπυριούνη,
Ορκωτή Ελέγκτρια Λογίστρια
ΑΜ ΣΟΕΛ 16931

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.6.2007

Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

		Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	Σημείωση	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Τόκοι και εξομοιούμενα έσοδα		1.583.807	1.228.869	818.716	636.126
Τόκοι και εξομοιούμενα έξοδα		(831.341)	(534.282)	(428.389)	(282.765)
Καθαρό έσοδο από τόκους		752.466	694.587	390.327	353.361
Έσοδα από αμοιβές και προμήθειες		239.779	204.702	123.511	105.021
Προμήθειες έξοδα		(18.067)	(11.542)	(9.267)	(6.108)
Καθαρό έσοδο από αμοιβές και προμήθειες		221.712	193.160	114.244	98.913
Έσοδα από μερίσματα		2.210	2.671	1.827	2.485
Αποτελέσματα χρηματοοικονομικών πράξεων		40.598	29.542	10.670	5.383
Λοιπά έσοδα		38.323	29.898	18.534	17.623
		81.131	62.111	31.031	25.491
Σύνολο εσόδων		**1.055.309**	**949.858**	**535.602**	**477.765**
Αμοιβές και έξοδα προσωπικού		(258.683)	(233.719)	(131.378)	(117.842)
Γενικά διοικητικά έξοδα		(189.698)	(166.414)	(101.046)	(90.474)
Αποσβέσεις	8,9,10	(35.108)	(30.664)	(18.241)	(15.092)
Λοιπά έξοδα		(1.734)	(907)	(1.069)	(689)
Σύνολο εξόδων		**(485.223)**	**(431.704)**	**(251.734)**	**(224.097)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(102.601)	(129.910)	(40.218)	(65.010)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες		1.254	(137)	1.298	115
Κέρδη πριν το φόρο εισοδήματος		**468.739**	**388.107**	**244.948**	**188.773**
Φόρος εισοδήματος	3	(94.635)	(84.016)	(45.426)	(37.115)
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες		**374.104**	**304.091**	**199.522**	**151.658**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	4	80.388	2.903	(1.409)	4.193
Καθαρά κέρδη μετά το φόρο εισοδήματος		**454.492**	**306.994**	**198.113**	**155.851**
Καθαρά κέρδη που αναλογούν σε:					
Μετόχους της Τραπέζης		**453.966**	**305.865**	**197.826**	**155.199**
Τρίτους		526	1.129	287	652
Καθαρά κέρδη ανά μετοχή:	5				
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες					
Βασικά (€ ανά μετοχή)		1,12	0,77	0,49	0,39
Προσαρμοσμένα (€ ανά μετοχή)		1,11	0,77	0,49	0,39
Από συνεχιζόμενες δραστηριότητες					
Βασικά (€ ανά μετοχή)		0,92	0,77	0,49	0,38
Προσαρμοσμένα (€ ανά μετοχή)		0,92	0,76	0,49	0,38

Σημείωση: Τα αποτελέσματα της περιόδου 1.1.-30.6.2006 έχουν αναμορφωθεί λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 22)

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ενοποιημένος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.6.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		2.471.795	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		7.293.616	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών		282.800	305.991
Παράγωγα χρηματοοικονομικά μέσα		378.696	245.676
Δάνεια και απαιτήσεις κατά πελατών	6	36.590.101	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	7	3.078.906	7.552.602
Επενδύσεις σε συγγενείς εταιρίες		5.334	4.091
Επενδύσεις σε ακίνητα	8	47.940	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	9	974.082	935.996
Υπεραξία και λοιπά άυλα πάγια	10	120.254	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις		177.284	276.973
Λοιπά στοιχεία Ενεργητικού		701.622	309.840
		52.122.430	49.315.273
Στοιχεία Ενεργητικού προς πώληση	11	88.845	484.387
Σύνολο Ενεργητικού		**52.211.275**	**49.799.660**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		4.596.913	6.686.526
Παράγωγα χρηματοοικονομικά μέσα		408.191	224.576
Υποχρεώσεις προς πελάτες		25.162.263	23.573.908
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	12	16.130.182	13.789.253
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		122.038	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις		67.869	140.208
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	13	550.558	548.584
Λοιπές υποχρεώσεις		1.287.440	675.003
Προβλέψεις	14	52.295	65.263
		48.377.749	45.832.398
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	11	3.307	353.595
Σύνολο Υποχρεώσεων		**48.381.056**	**46.185.993**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο		1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		127.961	127.961
Αποθεματικά		479.242	351.697
Ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση		-	(2.576)
Αποτελέσματα εις νέον	15	758.417	686.018
Ίδιες μετοχές	15	(43.747)	(14.653)
		2.913.159	**2.739.733**
Δικαιώματα τρίτων		**29.376**	**44.280**
Υβριδικά κεφάλαια		**887.684**	**829.654**
Σύνολο Καθαρής Θέσεως		**3.830.219**	**3.613.667**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**52.211.275**	**49.799.660**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.6.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(83.365)			(83.365)			(83.365)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			(16.821)			(16.821)			(16.821)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			5.900			5.900			5.900
Λοιπά				538		538			538
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(94.286)	538		(93.748)			(93.748)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				305.865		305.865	1.129		306.994
Σύνολο αποτελέσματος			(94.286)	306.403		212.117	1.129		213.246
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)					
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(406)		(406)	(6.510)		(6.916)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				679	(89.484)	(88.805)		(4.236)	(93.041)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			2.582			2.582			2.582
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας				(237.556)		(237.556)	(1.389)		(238.945)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(41.722)		(41.722)			(41.722)
Σχηματισμός αποθεματικών			44.361	(44.361)					
Υπόλοιπο 30.6.2006	**1.589.972**	**125.685**	**276.954**	**356.068**	**(277.800)**	**2.070.879**	**46.299**	**840.710**	**2.957.888**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.7.2006	**1.589.972**	**125.685**	**276.954**	**356.068**	**(277.800)**	**2.070.879**	**46.299**	**840.710**	**2.957.888**
Μεταβολές στην Καθαρή Θέση περιόδου 1.7-31.12.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			34.589			34.589			34.589
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			10.156			10.156			10.156
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			26.009			26.009			26.009
Λοιπά				(1.587)		(1.587)			(1.587)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			70.754	(1.587)		69.167			69.167
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				246.122		246.122	999		247.121
Σύνολο αποτελέσματος			70.754	244.535		315.289	999		316.288
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(107)		(107)	(2.982)		(3.089)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				95.919	263.147	359.066		(11.056)	348.010
Έκδοση νέων μετοχών λόγω ασκήσεως δικαιωμάτων προαιρέσεως	1.314					1.314			1.314
Διαφορά υπέρ το άρτιο από εξασκηθέντα δικαιώματα προαιρέσεως		2.276	(2.276)						
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			2.576			2.576			2.576
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας							(36)		(36)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(9.284)		(9.284)			(9.284)
Σχηματισμός αποθεματικών			1.113	(1.113)					
Υπόλοιπο 31.12.2006	**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-30.6.2007									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(24.476)			(24.476)			(24.476)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			134.710			134.710			134.710
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(2.365)			(2.365)			(2.365)
Λοιπά				(1.760)		(1.760)			(1.760)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			107.869	(1.760)		106.109			106.109
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				453.966		453.966	526		454.492
Σύνολο αποτελέσματος			107.869	452.206		560.075	526		560.601
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				27		27	(14.353)		(14.326)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(15.151)	(29.094)	(44.245)		58.030	13.785
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			4.247			4.247			4.247
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας				(304.421)		(304.421)	(1.077)		(305.498)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(42.257)		(42.257)			(42.257)
Σχηματισμός αποθεματικών			18.005	(18.005)					
Υπόλοιπο 30.6.2007	**1.591.286**	**127.961**	**479.242**	**758.417**	**(43.747)**	**2.913.159**	**29.376**	**887.684**	**3.830.219**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

	Σημείωση	30.6.2007	30.6.2006
		(Ποσά σε χιλιάδες ευρώ) Από 1 Ιανουαρίου έως	
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		468.739	388.107
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων		24.289	21.536
Αποσβέσεις αΰλων παγίων		10.819	9.128
Απομειώσεις δανείων και προβλέψεις		102.837	132.759
Λοιπές προσαρμογές		4.247	2.582
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		26.294	(42.821)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		27.286	50.498
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις		(1.254)	137
		663.257	561.926
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(599.243)	(1.521.752)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(109.829)	(117.755)
Δανείων και απαιτήσεων κατά πελατών		(4.483.061)	(2.593.618)
Λοιπών στοιχείων Ενεργητικού		(389.356)	(70.013)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(2.089.613)	(188.518)
Υποχρεώσεων από παράγωγα		183.615	90.382
Υποχρεώσεων προς πελάτες		3.658.908	2.442.332
Λοιπών Υποχρεώσεων		592.651	212.636
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(2.572.671)	(1.184.380)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(75.385)	(106.446)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		**(2.648.056)**	**(1.290.826)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(14.314)	(7.102)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς επιχειρήσεις		-	2.523
Εισπραχθέντα μερίσματα		2.210	2.671
Αγορές παγίων	8,9,10,11	(61.268)	(34.546)
Πωλήσεις παγίων		14.741	2.876
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		4.549.533	(599.054)
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		**4.490.902**	**(632.632)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Πληρωθέντα μερίσματα		(302.627)	(235.086)
(Αγορές)/Πωλήσεις ιδίων μετοχών	15	(29.094)	(86.025)
Έκδοση ομολογιακών δανείων	12	547.979	-
Αποπληρωμή ομολογιακών δανείων		(367.765)	(30.014)
Έκδοση υβριδικών τίτλων		42.879	-
Αγορές υβριδικών τίτλων		-	(4.236)
Πληρωθέντα μερίσματα υβριδικών τίτλων		(42.257)	(41.722)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		**(150.885)**	**(397.083)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		(2.365)	5.900
Καθαρή αύξηση/(μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		**1.689.596**	**(2.314.641)**
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες		-	8.411
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες		160.700	3.971
Καθαρές ταμειακές ροές από διακοπείσες χρηματοδοτικές δραστηριότητες		-	-
Καθαρή αύξηση/(μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες		**160.700**	**12.382**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.575.831**	**5.665.814**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**6.426.127**	**3.363.555**

Σημείωση: Οι ταμειακές ροές της περιόδου 1.1.-30.6.2006 έχουν αναμορφωθεί, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 22)

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων

Γενικές Πληροφορίες

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 30.6.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε από μη εκτελεστικό μέλος σε ανεξάρτητο μη εκτελεστικό)
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Γαρυφαλλιά Β. Σπυριούνη
Αναπληρωματικοί:	Χαράλαμπος Γ. Συρούνης Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925, ενώ την 29η Ιουνίου 2007 ήταν η τέταρτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 29η Ιουνίου 2007 ανήρχετο σε 408.022.002 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριου και διεθνούς επενδυτικού ενδιαφέροντος υψηλών απαιτήσεων, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' εξάμηνο 2007, σε 1.386.861 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 31ης Ιουλίου 2007.

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.6.2007 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.6.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006,αφού ληφθούν υπόψη τα Πρότυπα και οι Διερμηνείες που αναφέρονται κατωτέρω, τα οποία εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική για τον Όμιλο από 1.1.2007:

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.) 7 «Χρηματοοικονομικά μέσα: Γνωστοποιήσεις»*

- *Τροποποίηση ΔΛΠ 1 «Παρουσίαση Οικονομικών καταστάσεων – Γνωστοποιήσεις κεφαλαίων» (Κανονισμός 108/2006)*

  Το Δ.Π.Χ.Π. 7 και η τροποποίηση του ΔΛΠ 1, επέφεραν αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποιήσεως των στοιχείων, που αφορούν τα χρηματοοικονομικά μέσα, οι οποίες θα παρουσιαστούν στις ετήσιες οικονομικές καταστάσεις.

- *Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)*

  Η υιοθέτησή της δεν είχε επίπτωση στις οικονομικές καταστάσεις διότι το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών δεν έχει εφαρμογή στις δραστηριότητες του Ομίλου.

- *Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/2006)*

  Η υιοθέτησή τους δεν είχε επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

- *Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» Κανονισμός 610/2007*

  Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

  Η εφαρμογή της διερμηνείας αυτής δεν είχε επιπτώσεις στις ακολουθούμενες λογιστικές αρχές του Ομίλου.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 1.6.2007, υιοθέτησε μέσω του Κανονισμού 611/2007, τη Διερμηνεία 11 «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου», η οποία έχει υποχρεωτική εφαρμογή για χρήσεις με έναρξη από την 1.3.2007 και δεν αναμένεται να επιφέρει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 «Τομείς Λειτουργίας» Ισχύει για χρήσεις με έναρξη από την 1.1.2009*

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 – Οικονομικές πληροφορίες κατά τομέα. Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από τον Όμιλο, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων του Ομίλου κατά τομέα λειτουργίας.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23 «Κόστος δανεισμού» Ισχύει για χρήσεις με έναρξη από την 1.1.2009*

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

- *Διερμηνεία 12 «Συμφωνία παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

- *Διερμηνεία 13 «Προγράμματα επιβράβευσης πελατών» Ισχύει για χρήσεις με έναρξη από την 1.7.2008*

- *Διερμηνεία 14 «ΔΛΠ 19 – Όριο αναγνώρισης στοιχείων Ενεργητικού από προγράμματα καθορισμένων παροχών, ελάχιστες απαιτήσεις χρηματοδότησης και η αλληλεπίδρασή τους » Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

  Ο Όμιλος εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των ανωτέρω Διερμηνειών, στις οικονομικές καταστάσεις.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2007, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2007, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	121.378	116.528	40.643	65.829
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(14)	-	-	-
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	(14.946)	14.946	-	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(3.817)	(1.564)	(425)	(819)
Σύνολο	**102.601**	**129.910**	**40.218**	**65.010**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, όπως τροποποιήθηκε με το Ν. 3259/2004, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.1997 έως 20.3.2002. Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Τρέχων	68.347	73.773	31.612	30.283
Αναβαλλόμενος	26.288	10.243	13.814	6.832
Σύνολο φόρου εισοδήματος	**94.635**	**84.016**	**45.426**	**37.115**

Ο αναβαλλόμενος φόρος στην Κατάσταση Αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	4.761	5.208	1.753	2.844
Δάνεια και απαιτήσεις	10.579	(8.807)	6.043	(537)
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	253	256	119	55
Αποτίμηση παραγώγων	(2.538)	6.560	(3.103)	(1.113)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	736	766	368	736
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας	10.551	7.084	7.334	4.663
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	(77)	(11)	246	425
Λοιπές προσωρινές διαφορές	2.023	(813)	1.054	(241)
Σύνολο	**26.288**	**10.243**	**13.814**	**6.832**

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως				Από 1 Απριλίου έως			
	30.6.2007		30.6.2006		30.6.2007		30.6.2006	
	%		%		%		%	
Κέρδη πριν το φόρο εισοδήματος συνεχιζομένων δραστηριοτήτων		**468.739**		**388.107**		**244.948**		**188.773**
Φόρος εισοδήματος	23,52	110.247	21,62	83.912	25,94	63.531	19,65	37.091
Αύξηση/(μείωση) προερχόμενη από:								
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,02	92	0,05	182	(0,17)	(415)	0,05	92
Εισόδημα μη υπαγόμενο στο φόρο	(4,69)	(21.962)	(4,61)	(17.907)	(6,24)	(15.292)	(5,89)	(11.115)
Έξοδα μη εκπεστέα	0,43	2.008	0,35	1.377	(0,01)	(36)	0,55	1.036
Αναλογία των αφορολόγητων εσόδων στα κέρδη περιόδου	(0,09)	(438)	(0,77)	(2.986)	(0,16)	(386)	(1,09)	(2.056)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα κέρδη	0,07	326	0,55	2.127	0,11	267	0,94	1.773
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον υπολογισμό του τρέχοντος και αναβαλλόμενου φόρου			0,09	335			0,15	286
Λοιπές φορολογικές προσαρμογές	0,89	4.178	4,43	17.206	(0,99)	(2.427)	5,35	10.103
Χρησιμοποιηθείσες φορολογικές ζημίες	0,04	184	(0,06)	(230)	0,08	184	(0,05)	(95)
Φόρος Εισοδήματος	**20,19**	**94.635**	**21,65**	**84.016**	**18,56**	**45.426**	**19,66**	**37.115**

Ο εφαρμοστέος συντελεστής φόρου εισοδήματος 21,62% για την περίοδο 1.1-30.6.2006 και 23,52% για την περίοδο 1.1-30.6.2007 είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές του Ομίλου.

4. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.03.2007 ολοκληρώθηκε η μεταβίβαση του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα για την περίοδο 1.1.2007 έως 23.3.2007 και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό «καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες» και αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Καθαρό έσοδο από τόκους	860	2.644		1.228
Καθαρό έσοδο από αμοιβές και προμήθειες	409	1.020		640
Αποτελέσματα χρηματοοικονομικών πράξεων	-	931		126
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	3.573	16.250		9.664
Σύνολο εσόδων	**4.842**	**20.845**	**-**	**11.658**
Αμοιβές και έξοδα προσωπικού	(2.338)	(7.976)		(4.319)
Γενικά διοικητικά έξοδα	(1.583)	(6.073)		(842)
Αποσβέσεις	(239)	(947)		(452)
Σύνολο εξόδων	**(4.160)**	**(14.996)**	**-**	**(5.613)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	-	(600)		(600)
Κέρδη / (ζημίες) πριν το φόρο εισοδήματος	**682**	**5.249**	**-**	**5.445**
Φόρος εισοδήματος	(421)	(2.346)		(1.252)
Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος	**261**	**2.903**	**-**	**4.193**
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	**80.127**	**-**	**(1.409)**	**-**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	**80.388**	**2.903**	**(1.409)**	**4.193**

5. Καθαρά κέρδη ανά μετοχή

Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ανωτέρω περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	453.966	305.865	197.826	155.199
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.353.824	395.233.223	405.884.184	394.556.787
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,12	0,77	0,49	0,39

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες (σημείωση 22)	373.578	302.986	199.235	151.019
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.353.824	395.233.223	405.884.184	394.556.787
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	0,92	0,77	0,49	0,38

Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.
Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.
Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.
Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	453.966	305.865	197.826	155.199
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.353.824	395.233.223	405.884.184	394.556.787
Προσαρμογή για δικαιώματα προαιρέσεως	935.315	974.168	1.120.334	1.017.119
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.289.139	396.207.391	407.004.518	395.573.906
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,11	0,77	0,49	0,39

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες (σημείωση 22)	373.578	302.986	199.235	151.019
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.353.824	395.233.223	405.884.184	394.556.787
Προσαρμογή για δικαιώματα προαιρέσεως	935.315	974.168	1.120.334	1.017.119
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.289.139	396.207.391	407.004.518	395.573.906
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	0,92	0,76	0,49	0,38

Ενεργητικό

6. Δάνεια και απαιτήσεις κατά πελατών

	30.6.2007	31.12.2006
Ιδιώτες:		
Στεγαστικά	9.879.856	8.812.267
Καταναλωτικά	2.860.654	2.445.129
Πιστωτικές κάρτες	972.195	942.025
Λοιπά δάνεια	305.506	217.035
Σύνολο	14.018.211	12.416.456
Εταιρίες:		
Επιχειρηματικά δάνεια	21.565.682	18.992.719
Χρηματοδοτικές μισθώσεις (Leasing)	1.208.872	1.086.745
Εισπράξεις επιχειρηματικών απαιτήσεων (Factoring)	482.503	495.692
Σύνολο	23.257.057	20.575.156
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	8.686	12.179
Λοιπές απαιτήσεις	203.186	196.492
	37.487.140	33.200.283
Μείον:		
Συσσωρευμένες απομειώσεις	(897.039)	(977.249)
Σύνολο	**36.590.101**	**32.223.034**

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	30.6.2007	31.12.2006
Έως ένα (1) έτος	350.900	318.043
Από ένα (1) έτος έως και πέντε (5) έτη	620.579	553.620
Πέραν των πέντε (5) ετών	675.255	588.952
	1.646.734	1.460.615
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(437.862)	(373.870)
Σύνολο	**1.208.872**	**1.086.745**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	30.6.2007	31.12.2006
Έως ένα (1) έτος	281.291	257.139
Από ένα (1) έτος έως και πέντε (5) έτη	437.969	395.356
Πέραν των πέντε (5) ετών	489.612	434.250
Σύνολο	**1.208.872**	**1.086.745**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2006	**1.040.360**
Μεταβολές περιόδου 1.1 – 30.6.2006	
Συσσωρευμένες προβλέψεις διακοπτομένων δραστηριοτήτων	(4.806)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	33.831
Συναλλαγματικές διαφορές	(430)
Ζημίες απομειώσεως περιόδου (σημείωση 2)	116.528
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(32.520)
Υπόλοιπο 30.6.2006	**1.152.963**

Μεταβολές περιόδου 1.7 – 31.12.2006	
Συσσωρευμένες απομειώσεις διακοπτομένων δραστηριοτήτων	(41)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	37.819
Συναλλαγματικές διαφορές	(2.212)
Ζημίες απομειώσεως περιόδου	128.103
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(339.383)
Υπόλοιπο 31.12.2006	**977.249**
Μεταβολές περιόδου 1.1 – 30.6.2007	
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	28.811
Συναλλαγματικές διαφορές	(3.558)
Ζημίες απομειώσεως περιόδου (σημείωση 2)	121.378
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(226.841)
Υπόλοιπο 30.6.2007	**897.039**

7. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προ πώληση	**30.6.2007**		**31.12.2006**	
Κρατικοί τίτλοι		1.933.890		6.253.815
Λοιποί χρεωστικοί τίτλοι:		983.420		1.170.994
Εισηγμένοι	*933.103*		*1.142.097*	
Μη εισηγμένοι	*50.317*		*28.897*	
Μετοχές:		93.656		65.691
Εισηγμένες	*79.355*		*52.317*	
Μη εισηγμένες	*14.301*		*13.374*	
Λοιποί τίτλοι μεταβλητής αποδόσεως		67.940		62.102
Σύνολο		**3.078.906**		**7.552.602**

8. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	33.061
Συσσωρευμένες αποσβέσεις	(3.511)
Αναπόσβεστη αξία την 1.1.2006	29.550
1.1.2006-30.6.2006	
Αναπόσβεστη αξία 1.1.2006	29.550
Προσθήκες	3
Μεταφορά σε «Ιδιοχρησιμοποιούμενα Πάγια»	(1.605)
Μεταφορά από «Ιδιοχρησιμοποιούμενα Πάγια»	730
-Αποσβέσεις περιόδου	(187)
Αναπόσβεστη αξία την 30.6.2006	28.491
Υπόλοιπα την 30.6.2006	
Αξία κτήσεως	32.368
Συσσωρευμένες αποσβέσεις	(3.877)

1.7.2006-31.12.2006	
Αναπόσβεστη αξία 1.7.2006	28.491
Συναλλαγματικές διαφορές	32
Προσθήκες	11
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2006	5.342
Διαθέσεις	(86)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα Πάγια»	(75)
Μεταφορά από «Ιδιοχρησιμοποιούμενα Πάγια»	(567)
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση»	(1.470)
Αποσβέσεις περιόδου	(160)
Αναπόσβεστη αξία την 31.12.2006	31.518
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	34.948
Συσσωρευμένες αποσβέσεις	(3.430)
1.1.2007-30.6.2007	
Αναπόσβεστη αξία 1.1.2007	31.518
Συναλλαγματικές διαφορές	(145)
Προσθήκες	1.308
Διαθέσεις	(1.315)
Μεταφορές από «Ιδιοχρησιμοποιούμενα Πάγια»*	16.940
Αποσβέσεις περιόδου	(366)
Αναπόσβεστη αξία την 30.6.2007	47.940
Υπόλοιπα την 30.6.2007	
Αξία κτήσεως	52.497
Συσσωρευμένες αποσβέσεις	(4.557)

* Οι μεταφορές από την κατηγορία «ιδιοχρησιμοποιούμενα πάγια» αφορούν ακίνητο ιδιοκτησίας της θυγατρικής εταιρίας Ωκεανός Α.Τ.Ο.Ε.Ε., η οποία εκμίσθωνε το ακίνητο στην μέχρι την 23.3.2007 θυγατρική Alpha Ασφαλιστική Α.Ε.

9. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	1.076.377	3.347	342.984	1.422.708
Συσσωρευμένες αποσβέσεις	(212.001)	(1.440)	(271.294)	(484.735)
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
1.1.2006-30.6.2006				
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
Συναλλαγματικές διαφορές	(437)	48	811	422
Προσθήκες	11.327	151	14.300	25.778
Διαθέσεις	(1.406)	-	(576)	(1.982)
α) Αξία κτήσεως	(1.829)	-	(2.827)	(4.656)
β) Αποσβεσμένα	423	-	2.251	2.674
Μεταφορά σε «Οικόπεδα-Κτήρια» από «Επενδύσεις σε ακίνητα»	1.605	-	-	1.605
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	(730)	-		(730)
Αποσβέσεις περιόδου	(9.938)	(268)	(11.615)	(21.821)
Αναπόσβεστη αξία 30.6.2006	864.797	1.838	74.610	941.245

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 30.6.2006				
Αξία κτήσεως	1.086.255	3.489	355.164	1.444.908
Συσσωρευμένες αποσβέσεις	(221.458)	(1.651)	(280.554)	(503.663)
1.7.2006-31.12.2006				
Αναπόσβεστη αξία 1.7.2006	864.797	1.838	74.610	941.245
Συναλλαγματικές διαφορές	3.769	71	(43)	3.797
Προσθήκες	25.053	457	25.074	50.584
Διαθέσεις	(1.036)	-	68	(968)
α) Αξία κτήσεως	(1.787)	-	(1.579)	(3.366)
β) Αποσβεσμένα	751	-	1.647	2.398
Μεταφορά σε «Οικόπεδα-Κτήρια» από «Επενδύσεις σε ακίνητα»	75	-	-	75
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	567	-	-	567
Λοιπές μεταφορές	-	-	(485)	(485)
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(34.861)	-	(2.583)	(37.444)
Αποσβέσεις περιόδου	(9.893)	(274)	(11.208)	(21.375)
Αναπόσβεστη αξία 31.12.2006	848.471	2.092	85.433	935.996
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	1.058.044	4.055	361.639	1.423.738
Συσσωρευμένες αποσβέσεις	(209.573)	(1.963)	(276.206)	(487.742)
1.1.2007-30.6.2007				
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
Συναλλαγματικές διαφορές	258	136	864	1.258
Προσθήκες	22.537	914	16.901	40.352
Διαθέσεις	(1.099)	-	(4.097)	(5.196)
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	(16.940)	-	-	(16.940)
Μεταφορά από πάγιο εξοπλισμό προς πώληση	42.405	-	-	42.405
Λοιπές μεταφορές σε «Στοιχεία Ενεργητικού προς πώληση»	-	-	(3)	(3)
Αποσβέσεις περιόδου	(10.404)	(329)	(13.057)	(23.790)
Αναπόσβεστη αξία 30.6.2007	885.228	2.813	86.041	974.082
Υπόλοιπα την 30.6.2007				
Αξία κτήσεως	1.103.785	4.963	374.136	1.482.884
Συσσωρευμένες αποσβέσεις	(218.557)	(2.150)	(288.095)	(508.802)

Ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία «Στοιχεία Ενεργητικού προς πώληση» λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία «Στοιχεία Ενεργητικού προς πώληση» ανέρχονται σε € 2,2 εκατ.

10. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	54.022	17.392	130.227	201.641
Συσσωρευμένες αποσβέσεις	-	(3.014)	(91.191)	(94.205)
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
1.1.2006-30.6.2006				
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
Συναλλαγματικές διαφορές	215	25	282	522
Προσθήκες	-	-	8.834	8.834
Αποσβέσεις περιόδου	-	(1.619)	(7.984)	(9.603)
Αναπόσβεστη αξία 30.6.2006	54.237	12.784	40.168	107.189
Υπόλοιπα την 30.6.2006				
Αξία κτήσεως	54.237	17.463	140.165	211.865
Συσσωρευμένες αποσβέσεις	-	(4.679)	(99.997)	(104.676)

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
1.7.2006-31.12.2006				
Αναπόσβεστη αξία 1.7.2006	54.237	12.784	40.168	107.189
Συναλλαγματικές διαφορές	4.107	912	(816)	4.203
Προσθήκες	-	428	19.056	19.484
Διαθέσεις	-	-	(2.702)	(2.702)
α) Αξία κτήσεως	-	-	(2.686)	(2.686)
β) Αποσβεσμένα	-	-	(16)	(16)
Λοιπές Μεταφορές	-	-	485	485
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	-	-	(2.019)	(2.019)
Αποσβέσεις περιόδου	-	(1.715)	(7.787)	(9.502)
Αναπόσβεστη αξία 31.12.2006	58.344	12.409	46.385	117.138
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	58.344	18.293	144.745	221.382
Συσσωρευμένες αποσβέσεις	-	(5.884)	(98.360)	(104.244)
1.1.2007-30.6.2007				
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
Συναλλαγματικές διαφορές	(1.439)	(75)	(113)	(1.627)
Προσθήκες	-	-	16.143	16.143
Διαθέσεις	-	-	(448)	(448)
Αποσβέσεις περιόδου	-	(1.745)	(9.207)	(10.952)
Αναπόσβεστη αξία 30.6.2007	56.905	10.589	52.760	120.254
Υπόλοιπα την 30.6.2007				
Αξία κτήσεως	56.905	18.752	160.564	236.221
Συσσωρευμένες αποσβέσεις	-	(8.163)	(107.804)	(115.967)

11. Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2006-30.6.2006			
Υπόλοιπο 1.1.2006	88.004	585	88.589
Προσθήκες	3.673	240	3.913
Διαθέσεις	(1.378)	(236)	(1.614)
Υπόλοιπο την 30.6.2006	**90.299**	**589**	**90.888**
1.7.2006-31.12.2006			
Υπόλοιπο 1.7.2006	90.299	589	90.888
Προσθήκες	4.819	341	5.160
Διαθέσεις	(2.675)	(315)	(2.990)
Υπόλοιπο την 31.12.2006	**92.443**	**615**	**93.058**
1.1.2007-30.6.2007			
Υπόλοιπο 1.1.2007	92.443	615	93.058
Προσθήκες	3.126	340	3.466
Διαθέσεις	(1.220)	(340)	(1.560)
Μεταφορές σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(42.405)	-	(42.405)
Συναλλαγματικές διαφορές	(5)	-	(5)
Υπόλοιπο την 30.6.2007	**51.939**	**615**	**52.554**

Ακίνητα ποσού € 42,4 εκατ. μεταφέρθηκαν στην κατηγορία των ιδιοχρησιμοποιούμενων παγίων λόγω αποφάσεως της Τραπέζης να τα χρησιμοποιήσει για να στεγάσει υπηρεσίες της.

β. Λοιπά

Η θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε., στην οποία περιήλθε ο κλάδος ξενοδοχειακών δραστηριοτήτων Hilton Ρόδου μετά το πέρας των διαδικασιών αποσχίσεώς του από την Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. την 13.3.2007, έχει καταχωρήσει τα στοιχεία Ενεργητικού και Υποχρεώσεων της εν λόγω μονάδος ως κατεχόμενα προς πώληση.

Το ύψος τους κατά την 30.6.2007, είχε ως εξής:

Στοιχεία Ενεργητικού προς πώληση	
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	62
Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων	7
Δάνεια και απαιτήσεις κατά πελατών	1.620
Ιδιοχρησιμοποιούμενα Ενσώματα Πάγια	30.709
Υπεραξία και λοιπά Άυλα Πάγια	32
Αναβαλλόμενες φορολογικές απαιτήσεις	3.393
Λοιπά στοιχεία Ενεργητικού	468
Σύνολο	**36.291**

Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	67
Αναβαλλόμενες φορολογικές υποχρεώσεις	431
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	275
Λοιπές υποχρεώσεις	2.534
Σύνολο	**3.307**

Υποχρεώσεις

12. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2007	**12.759.840**
Μεταβολές περιόδου 1.1 – 30.6.2007	
Νέες εκδόσεις(1)	5.619.244
(Αγορές)/πωλήσεις εταιριών Ομίλου	(1.516.176)
Λήξεις/Ανακλήσεις	(1.953.021)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(40.241)
Μεταβολές δεδουλευμένων τόκων	28.245
Συναλλαγματικές διαφορές	7.454
Υπόλοιπο 30.6.2007	**14.905.345**
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2007	**1.029.413**
Μεταβολές περιόδου 1.1 – 30.6.2007	
Νέες εκδόσεις(2)	547.979
(Αγορές)/πωλήσεις εταιριών Ομίλου	(18.537)
Λήξεις/Ανακλήσεις(3)	(325.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(1.918)
Μεταβολές δεδουλευμένων τόκων	4.035
Συναλλαγματικές διαφορές	(11.135)
Υπόλοιπο 30.6.2007	**1.224.837**
Γενικό σύνολο	**16.130.182**

(1) Η πλειονότητα των νέων ομολογιακών εκδόσεων (€ 4.904 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και +25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.

(2) Την 1.2.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 350 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 200 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

(3) Την 8.3.2007, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 8.5.2007, μετά την παρέλευση 5 ετών από την έκδοσή του, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 25 εκατ. και αρχικής διάρκειας 10 ετών.

13. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Η διοίκηση της Τραπέζης υπέβαλε την 21.11.2006 αίτηση υπαγωγής του προσωπικού της στο ΕΤΑΤ, στα πλαίσια του Ν. 3371/2005.

Η ειδική οικονομική μελέτη, που προβλέπει ο ανωτέρω νόμος, ολοκληρώθηκε και το κόστος υπαγωγής βρίσκεται εντός των ορίων της ήδη σχηματισθείσης προβλέψεως.

Η διαδικασία υπαγωγής βρίσκεται σε εξέλιξη.

14. Προβλέψεις

	30.6.2007	31.12.2006
Ασφαλιστικές προβλέψεις	40.783	38.885
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	11.512	26.378
Σύνολο	**52.295**	**65.263**

α. Ασφαλιστικές προβλέψεις

Γενικές ασφαλίσεις		
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	4.687	4.942
Προβλέψεις για εκκρεμείς αποζημιώσεις	6.123	5.882
Σύνολο	**10.810**	**10.824**
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	6.853	6.792
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.216	1.128
Σύνολο	**8.069**	**7.920**
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**21.904**	**20.141**
Γενικό σύνολο	**40.783**	**38.885**

β. Λοιπές προβλέψεις

Υπόλοιπο την 1.1.2006	**11.039**
Μεταβολές περιόδου 1.1 – 30.6.2006	
Συσσωρευμένες προβλέψεις διακοπτομένων δραστηριοτήτων	(48)
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	14.946
Προβλέψεις σε βάρος των αποτελεσμάτων	754
Χρησιμοποιηθείσες προβλέψεις	(88)
Συναλλαγματικές διαφορές	(951)
Υπόλοιπο την 30.6.2006	**25.652**
Μεταβολές περιόδου 1.7 – 31.12.2006	
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(1.042)
Χρησιμοποιηθείσες προβλέψεις	(54)
Συναλλαγματικές διαφορές	1.822
Υπόλοιπο την 31.12.2006	**26.378**
Μεταβολές περιόδου 1.1 – 30.6.2007	
Αντιλογισμός σχηματισθείσας προβλέψεως για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	(14.946)
Προβλέψεις σε βάρος των αποτελεσμάτων	1.630
Χρησιμοποιηθείσες προβλέψεις	(13)
Συναλλαγματικές διαφορές	(1.537)
Υπόλοιπο την 30.6.2007	**11.512**

Το ποσό των προβλέψεων σε βάρος των αποτελεσμάτων συμπεριλαμβάνεται στο λογαριασμό «Λοιπά έξοδα» της καταστάσεως αποτελεσμάτων.

15. Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Αποτελέσματα εις νέον

Την 17.4.2007 διανεμήθηκε από την Τράπεζα μέρισμα συνολικού ποσού € 304.421 χιλ., ήτοι € 0,75 ανά μετοχή, που αφορούσε τη χρήση 2006.

β) Ίδιες μετοχές

Ο Όμιλος προέβη κατά το χρονικό διάστημα 1.1 – 30.6.2007, σε αγορά 1.326.019 μετοχών, με αξία κτήσεως € 29.094 χιλ. (ήτοι € 21,94 ανά μετοχή).

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε ο Όμιλος την 30.6.2007 ανήλθε σε 2.137.818 συνολικού κόστους € 43.747 χιλ.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε μεταξύ άλλων πρόγραμμα αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2007 – Απριλίου 2008, μέχρι του ποσού που αντιστοιχεί στο 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου, με κατώτατη τιμή € 3,90, που αντιστοιχεί στην ονομαστική αξία της μετοχής και ανώτατη τιμή € 32.

Πρόσθετες πληροφορίες

16. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) Φορολογικά θέματα

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Alpha Leasing Α.Ε., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. και ABC Factors Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Στην εταιρία Alpha Finance Α.Χ.Ε.Π.Ε.Υ. βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τα έτη 2003 έως και 2005. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	30.6.2007	31.12.2006
- εντός του έτους	50.804	32.792
- πέραν του έτους και μέχρι πέντε έτη	94.974	91.419
- πέραν των πέντε ετών	71.712	72.612
Σύνολο	**217.490**	**196.823**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.6.2007	31.12.2006
- εντός του έτους	5.325	8.377
- πέραν του έτους και μέχρι πέντε έτη	22.966	32.720
- πέραν των πέντε ετών	8.371	16.077
Σύνολο	**36.662**	**57.174**

δ) Εκτός Ισολογισμού υποχρεώσεις

	30.6.2007	31.12.2006
Ενέγγυες πιστώσεις	179.797	260.170
Εγγυητικές επιστολές	4.719.847	4.580.796
Εγκεκριμένες δανειακές συμβάσεις και πιστωτικά όρια	15.519.250	14.408.504
Σύνολο	**20.418.894**	**19.249.470**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	30.6.2007	31.12.2006
Αξιόγραφα προερχόμενα από Reverse Repos	150.000	-
Αξιόγραφα επενδυτικού χαρτοφυλακίου	405.000	585.000
Σύνολο	**555.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφαλίσεως στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα μαζί με τα προερχόμενα από Reverse Repos αξιόγραφα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

17. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

α. ΘΥΓΑΤΡΙΚΕΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου %	
Τράπεζες		**30.6.2007**	**31.12.2006**
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Cyprus Ltd (πρώην Alpha Bank Ltd)	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank Srbija A.D.	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	100,00	99,67
2. Alpha Leasing Romania S.A.	Ρουμανία	99,99	99,93
3. ABC Factors A.E.	Ελλάδα	100,00	100,00
4. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
5. AEF European Capital Investments B.V.	Ολλανδία	100,00	100,00
6. Ιονική Επενδύσεων Α.Ε.	Ελλάδα	100,00	-
Asset Management			
1. Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00	100,00
2. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστική Α.Ε.	Ελλάδα	-	99,57
2. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
3. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
4. Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
Κτηματικές και ξενοδοχειακές			
1. Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	79,34	67,30
2. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	93,52	93,25
3. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
4. Alpha Real Estate D.O.O. Beograd	Σερβία	79,34	67,30
5. Alpha Astika Akinita D.O.O.E.L Skopje	FYROM	79,34	67,30
6. Τουριστικά Θέρετρα Α.Ε.	Ελλάδα	93,52	93,25
7. Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	79,34	-
Εταιρίες ειδικού σκοπού και συμμετοχών			
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Alpha Group Investments Ltd	Κύπρος	100,00	100,00
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
6. Ionian Equity Participations Ltd	Κύπρος	100,00	-
Διάφορες εταιρίες			
1. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Trustees Ltd	Κύπρος	100,00	100,00
3. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
4. Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5. Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
6. Καφέ Alpha Α.Ε.	Ελλάδα	100,00	100,00
7. Ιονική Υποστηρικτικών Εργασιών Α.Ε.	Ελλάδα	100,00	-

β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10	60,10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Τουρκία	50,00	-

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Alpha Bank London Ltd, Alpha Bank Cyprus Ltd και Alpha Bank Romania S.A., με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

18. Πληροφόρηση κατά τομέα

Ποσά σε εκατ. Ευρώ

	1.1 - 30.6.2007	Επιχειρηματικοί Τομείς					
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management /Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	752,5	470,8	144,9	8,4	21,0	100,6	6,8
Προμήθειες	221,7	79,3	45,1	43,3	22,4	33,1	(1,5)
Λοιπά έσοδα	82,4	11,1	3,1	5,4	12,2	17,6	33,0
Σύνολο εσόδων	**1056,6**	**561,2**	**193,1**	**57,1**	**55,6**	**151,3**	**38,3**
Σύνολο εξόδων	**(485,2)**	**(269,2)**	**(55,6)**	**(28,4)**	**(17,7)**	**(89,1)**	**(25,2)**
Απομειώσεις	(102,6)	(48,9)	(41,2)			(12,4)	(0,1)
Κέρδη πριν το φόρο εισοδήματος	**468,8**	**243,1**	**96,3**	**28,7**	**37,9**	**49,8**	**13,0**
Φόρος εισοδήματος	(94,6)						
Κέρδη από διακοπτόμενες δραστηριότητες	80,3						
Κέρδη μετά το φόρο εισοδήματος	**454,5**						

Ποσά σε εκατ. Ευρώ

	1.1 - 30.6.2006	Επιχειρηματικοί Τομείς					
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management /Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	694,6	439,4	135,3	6,8	29,3	81,9	1,9
Προμήθειες	193,2	63,1	41,7	42,1	24,8	24,1	(2,6)
Λοιπά έσοδα	61,9	4,5	1,0	1,8	5,8	13,4	35,4
Σύνολο εσόδων	**949,7**	**507,0**	**178,0**	**50,7**	**59,9**	**119,4**	**34,7**
Σύνολο εξόδων	**(431,7)**	**(244,7)**	**(49,6)**	**(25,3)**	**(19,9)**	**(70,1)**	**(22,1)**
Απομειώσεις	(129,9)	(77,3)	(40,8)	-	-	(11,8)	-
Κέρδη πριν το φόρο εισοδήματος	**388,1**	**185,0**	**87,6**	**25,4**	**40,0**	**37,5**	**12,6**
Φόρος εισοδήματος	(84,0)						
Κέρδη από διακοπτόμενες δραστηριότητες	2,9						
Κέρδη μετά το φόρο εισοδήματος	**307,0**						

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα Χρηματοδοτικής Μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες πρακτορείας απαιτήσεων τρίτων μέσω της θυγατρικής εταιρίας ABC Factors A.E..

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου, της θυγατρικής εταιρίας Alpha Asset Management Α.Ε.Δ.Α.Κ.

Επίσης, περιλαμβάνονται οι προμήθειες της θυγατρικής Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, που παρέχεται, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance Α.Χ.Ε.Π.Ε.Υ., Alpha Επενδυτικών Συμμετοχών Α.Ε.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κ.λπ.)

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και οι Διοικητικές Υπηρεσίες της Τραπέζης.

19. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.6.2007	**31.12.2006**
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	35.170	32.603
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	737	865
Συνολικό σταθμισμένο Ενεργητικό	35.907	33.468
Κύρια βασικά κεφάλαια (Upper tier I)	2.871	2.701
Βασικά κεφάλαια (Tier I)	3.632	3.413
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.743	4.315
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	8,0%	8,1%
Δείκτης βασικών κεφαλαίων (Tier I)	10,1%	10,2%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**13,2%**	**12,9%**

20. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα και οι υπόλοιπες εταιρίες του Ομίλου, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων τους, διενεργούν συναλλαγές και με συνδεδεμένα με αυτές μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα.

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.6.2007	31.12.2006
Δάνεια	4.330	3.100
Καταθέσεις	37.039	31.067
Ομολογίες εκδόσεώς μας	19.248	15.688
Εγγυητικές επιστολές	61	165

	Από 1 Ιανουαρίου έως	
	30.6.2007	**30.6.2006**
Τόκοι έσοδα	83	-
Τόκοι έξοδα	892	-

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	30.6.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	294	611
Σύνολο	**294**	**611**
Παθητικό		
Υποχρεώσεις προς πελάτες	5	5
Σύνολο	**5**	**5**

	Από 1 Ιανουαρίου έως	
	30.6.2007	**30.6.2006**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	20	51
Έσοδα από αμοιβές και προμήθειες	-	17
Λοιπά έσοδα	-	223
Σύνολο	**20**	**291**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	3
Γενικά διοικητικά έξοδα	-	320
Λοιπά έξοδα	1.573	-
Σύνολο	**1.573**	**323**

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το πρώτο εξάμηνο του 2007, ανέρχονται σε € 6.264 (30.6.2006: € 3.814). Η αύξησή τους, σε σχέση με την αντίστοιχη περυσινή περίοδο, οφείλεται κυρίως, στην τοποθέτηση από 16.5.2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών στην Τράπεζα.

21. Αποκτήσεις, πωλήσεις θυγατρικών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing A.E. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing A.E. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%. Ταυτόχρονα, η Επιτροπή Κεφαλαιαγοράς, κατόπιν σχετικού αιτήματος της Alpha Leasing, ενέκρινε την 17.5.2007 τη διαγραφή των μετοχών της εταιρίας από το Χρηματιστήριο Αθηνών.

β. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε.

γ. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha Α.Ε.

δ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε., από την θυγατρική εταιρία Alpha Group Investments Ltd, στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

ε. Την 29.3.2007 η θυγατρική Alpha Αστικά Ακίνητα Α.Ε. ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306 χιλ. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

στ. Την 30.4.2007 η Τράπεζα απέκτησε συμμετοχή στη νεοϊδρυθείσα εταιρία Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, με έδρα την Κωνσταντινούπολη, στην οποία συμμετέχει από κοινού με το Anadolu Group, με ποσοστό 50% έκαστος. Η εν λόγω εταιρία θα αποτελέσει το φορέα επενδύσεων στην Τουρκία.

ζ. Την 14.6.2007 ολοκληρώθηκε η σύσταση δύο νέων εταιριών, στις οποίες ο Όμιλος συμμετέχει με ποσοστό 100%, με τις επωνυμίες Ιονική Υποστηρικτικών Εργασιών Α.Ε. και Ιονική Επενδύσεων Α.Ε. και έδρα την Αθήνα. Σκοπός της πρώτης είναι η παροχή υποστηρικτικών υπηρεσιών προς την Τράπεζα και εταιρίες του Ομίλου, ενώ της δεύτερης η απόκτηση κινητών αξιών, συμμετοχών και λοιπών περιουσιακών στοιχείων. Το μετοχικό κεφάλαιο κάθε εταιρίας ανέρχεται σε € 60 χιλ.

η. Την 19.6.2007 η Τράπεζα απέκτησε το σύνολο των μετοχών της κυπριακής εταιρίας Ionian Equity Participations Ltd. Το μετοχικό κεφάλαιο της εν λόγω εταιρίας ανέρχεται στο ποσό των CYP 1.000, ενώ επί του παρόντος η εταιρία δεν έχει δραστηριότητα.

θ. Την 29.6.2007 ολοκληρώθηκε η μεταβίβαση του συνόλου των μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. από την θυγατρική Alpha Bank London Ltd στην Τράπεζα.

22. Αναμόρφωση οικονομικών καταστάσεων συγκριτικής περιόδου

Κατωτέρω παρατίθενται αναμορφώσεις στην Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων και στην Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών της 30.6.2006, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση της διακοπτόμενης δραστηριότητας, που προέκυψε μετά την υπογραφή συμφωνίας την 23.11.2006 για την πώληση της Alpha Ασφαλιστική Α.Ε., η οποία πραγματοποιήθηκε την 23.3.2007.

Ενοποιημένη κατάσταση αποτελεσμάτων

	1.1 - 30.6.2006		
	Δημοσιευμένα ποσά	Διακοπτόμενες δραστηριότητες	Συνεχιζόμενες δραστηριότητες
Τόκοι και εξομοιούμενα έσοδα	1.231.513	2.644	1.228.869
Τόκοι και εξομοιούμενα έξοδα	(534.282)	-	(534.282)
Καθαρό έσοδο από τόκους	697.231	2.644	694.587
Έσοδα από αμοιβές και προμήθειες	205.722	1.020	204.702
Προμήθειες έξοδα	(11.542)	-	(11.542)
Καθαρό έσοδο από αμοιβές και προμήθειες	194.180	1.020	193.160
Έσοδα από μερίσματα	2.671	-	2.671
Αποτελέσματα χρηματοοικονομικών πράξεων	30.473	931	29.542
Λοιπά έσοδα	46.148	16.250	29.898
	79.292	17.181	62.111
Σύνολο εσόδων	**970.703**	**20.845**	**949.858**
Αμοιβές και έξοδα προσωπικού	(241.695)	(7.976)	(233.719)
Γενικά διοικητικά έξοδα	(172.487)	(6.073)	(166.414)
Αποσβέσεις	(31.611)	(947)	(30.664)
Λοιπά έξοδα	(907)	-	(907)
Σύνολο εξόδων	**(446.700)**	**(14.996)**	**(431.704)**

	1.1 - 30.6.2006		
	Δημοσιευμένα ποσά	Διακοπτόμενες δραστηριότητες	Συνεχιζόμενες δραστηριότητες
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(130.510)	(600)	(129.910)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(137)	-	(137)
Κέρδη πριν το φόρο εισοδήματος	**393.356**	**5.249**	**388.107**
Φόρος εισοδήματος	(86.362)	(2.346)	(84.016)
Καθαρά κέρδη μετά το φόρο εισοδήματος	**306.994**	**2.903**	**304.091**
Καθαρά Κέρδη / (ζημίες) αναλογούντα στους Μετόχους της Τραπέζης	**305.865**	**2.879**	**302.986**
Καθαρά Κέρδη / (ζημίες) αναλογούντα σε τρίτους	1.129	24	1.105
Καθαρά κέρδη ανά μετοχή			
Βασικά (€ ανά μετοχή)	0,77		0,77
Προσαρμοσμένα (€ ανά μετοχή)	0,77		0,76

Ενοποιημένη κατάσταση Ταμειακών Ροών

	1.1 - 30.6.2006		
	Δημοσιευμένα ποσά	Διακοπτόμενες δραστηριότητες	Συνεχιζόμενες δραστηριότητες
Σύνολο εισροών/(εκροών) από λειτουργικές δραστηριότητες	(1.282.415)	8.411	(1.290.826)
Σύνολο εισροών/(εκροών) από επενδυτικές δραστηριότητες	(628.661)	3.971	(632.632)
Σύνολο εισροών/(εκροών) από χρηματοδοτικές δραστηριότητες	(397.083)	-	(397.083)
Καθαρή αύξηση/(μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου	(2.308.159)	12.382	(2.320.541)
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	5.900		5.900
Σύνολο εισροών/(εκροών) περιόδου	**(2.302.259)**	**12.382**	**(2.314.641)**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**5.665.814**		
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**3.363.555**		

23. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

- Εντός του μηνός Ιουλίου 2007 η Τράπεζα προέβη στη μεταβίβαση του συνόλου των μετοχών που κατείχε στην Unisystems A.E. (ποσοστό 9,67%).
- Από 11 Ιουλίου 2007 βρίσκεται σε εξέλιξη ο φορολογικός έλεγχος των χρήσεων 2003 έως και 2005 στη θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε.

Αθήναι, 31 Ιουλίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

Οι ανωτέρω ενδιάμεσες οικονομικές καταστάσεις (σελίδες 3-32), είναι αυτές που αναφέρονται στην Έκθεση Επισκόπησης επί της Ενδιάμεσης Οικονομικής Πληροφόρησης με ημερομηνία 31 Ιουλίου 2007.

Αθήνα, 31 Ιουλίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Γαρυφαλλιά Σπυριούνη Ορκωτή Ελέγκτρια Λογίστρια ΑΜ ΣΟΕΛ 16931

ALPHA BANK

INTERIM FINANCIAL STATEMENTS AS AT 30.6.2007

(In accordance with the International Accounting Standard 34)

ATHENS
JULY 31, 2007

TABLE OF CONTENTS

KPMG Kyriacou
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR - 153 42 Athens Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Report on Review of Interim Financial Information
(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK A.E.

Introduction

We have reviewed the accompanying balance sheet of ALPHA BANK A.E ("the Bank") as of June 30, 2007 and the related statements of income, changes in equity and cash flows for the six-month period then ended and the selected explanatory notes (the interim financial information). Bank's management is responsible for the preparation and presentation of this interim financial information in accordance with the International Financial Reporting Standards adopted by the European Union applicable to interim financial information (IAS 34). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" as provided by Greek Auditing Standards. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information as of June 30,2007 is not prepared, in all material respects, in accordance with International Financial Reporting Standards adopted by the European Union applicable to interim financial information (IAS 34).

Athens, 31 July 2007

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Garyfallia Spyriouni Certified Auditor Accountant AM SOEL 16931

INTERIM FINANCIAL STATEMENTS AS AT 30.06.2007

Interim income statement

(Thousands of Euro)

	Note	From 1 January to		From 1 April to	
		30.6.2007	30.6.2006	30.6.2007	30.6.2006
Interest and similar income		1,437,298	1,109,648	740,570	580,259
Interest expense and similar charges		(856,207)	(547,322)	(444,560)	(294,521)
Net interest income		581,091	562,326	296,010	285,738
Fee and commission income		167,663	144,446	88,718	74,955
Commission expense		(11,456)	(8,896)	(6,380)	(4,796)
Net fee and commission income		156,207	135,550	82,338	70,159
Dividend income		34,003	37,685	23,469	26,901
Gains less losses on financial transactions		(85,363)	25,643	1,285	7,541
Other income		13,760	6,583	4,342	4,017
		(37,600)	69,911	29,096	38,459
Total income		**699,698**	**767,787**	**407,444**	**394,356**
Staff costs		(192,876)	(182,020)	(97,389)	(90,846)
General administrative expenses		(151,793)	(131,640)	(80,191)	(73,430)
Depreciation and amortization expenses	7,8,9	(23,602)	(19,687)	(12,315)	(9,693)
Other expenses		(1,143)	(761)	(594)	(344)
Total expenses		**(369,414)**	**(334,108)**	**(190,489)**	**(174,313)**
Impairment losses and provisions to cover credit risk	2	(88,572)	(115,654)	(36,567)	(58,322)
Profit before income tax		**241,712**	**318,025**	**180,388**	**161,721**
Income tax	3	(54,419)	(67,977)	(40,421)	(30,222)
Profit after income tax		**187,293**	**250,048**	**139,967**	**131,499**
Earnings per share:	4				
Basic earnings (€ per share)		0.46	0.63	0.34	0.33
Diluted earnings (€ per share)		0.46	0.63	0.34	0.33

The attached notes (pages 7 to 27) form an integral part of these interim financial statements.

Interim balance sheet

(Thousands of Euro)

	Note	30.6.2007	31.12.2006
ASSETS			
Cash and balances with Central Banks		1,226,822	1,477,675
Due from banks		9,624,847	6,184,088
Securities held for trading		284,679	346,207
Derivative financial assets		378,462	254,566
Loans and advances to customers	5	31,269,782	28,237,691
Investment securities			
-Available-for-sale	6	4,080,912	7,462,388
Investments in subsidiaries, associates and joint ventures	19	1,618,379	1,593,550
Investment property	7	42,081	42,006
Property, plant and equipment	8	594,744	544,636
Goodwill and other intangible assets	9	47,861	42,104
Deferred tax assets		164,450	261,363
Other assets		218,128	229,825
		49,551,147	46,676,099
Non-current assets held for sale	10	52,044	92,513
Total Assets		**49,603,191**	**46,768,612**
LIABILITIES			
Due to banks		5,305,102	7,222,117
Derivative financial liabilities		412,000	226,223
Due to customers		21,009,919	20,372,543
Debt securities in issue and other borrowed funds	11	19,008,247	15,148,320
Liabilities for current income tax and other taxes		77,099	110,102
Deferred tax liabilities		62,263	137,901
Employee defined benefit obligations	12	512,253	513,311
Other liabilities		805,533	584,358
Provisions	13	3,980	17,901
Total Liabilities		**47,196,396**	**44,332,776**
EQUITY			
Share Capital		1,591,286	1,591,286
Share premium		127,961	127,961
Reserves		378,292	207,853
Retained earnings	14	352,815	523,201
Treasury shares	14	(43,559)	(14,465)
Total Equity		**2,406,795**	**2,435,836**
Total Liabilities and Equity		**49,603,191**	**46,768,612**

The attached notes (pages 7 to 27) form an integral part of these interim financial statements.

Interim statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2006	**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**
Changes in equity for the period 1.1-30.6.2006						
Net change in fair value of available-for-sale securities			(80,064)			(80,064)
Net change in fair value of available-for-sale securities transferred to income statement from sales			(15,818)			(15,818)
Net income recognized directly in equity			(95,882)			(95,882)
Profit for the period, after income tax				250,048		250,048
Total			(95,882)	250,048		154,166
Purchase of treasury shares					(89,483)	(89,483)
Dividends distributed				(237,556)		(237,556)
Share capital increase from capitalization of reserve and change of par value of each share to € 3.90	133,954			(133,954)		-
Appropriation to reserves			37,780	(37,780)		-
Recognition of share options granted to employees			2,582			2,582
Other				204		204
Balance 30.6.2006	**1,589,972**	**125,685**	**164,903**	**178,401**	**(277,611)**	**1,781,350**
Balance 1.7.2006	**1,589,972**	**125,685**	**164,903**	**178,401**	**(277,611)**	**1,781,350**
Changes in equity for the period 1.7-31.12.2006						
Net change in fair value of available-for-sale securities			31,636			31,636
Net change in fair value of available-for-sale securities transferred to income statement from sales			11,014			11,014
Exchange differences on translating foreign operations				(46)		(46)
Net income recognized directly in equity			42,650	(46)		42,604
Profit for the period, after income tax				252,245		252,245
Total			42,650	252,199		294,849
Purchase of treasury shares					(120,247)	(120,247)
Sale of treasury shares				92,604	383,393	475,997
Issue of new shares due to share options exercise	1,314					1,314
Share premium from exercised share options		2,276	(2,276)			-
Recognition of share options granted to employees			2,576			2,576
Other				(3)		(3)
Balance 31.12.2006	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Balance 1.1.2007	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Changes in equity for the period 1.1-30.6.2007						
Net change in fair value of available-for-sale securities			(25,823)			(25,823)
Net change in fair value of available-for-sale securities transferred to income statement from sales			138,615			138,615
Exchange differences on translating foreign operations				142		142
Net income recognized directly in equity			112,792	142		112,934
Profit for the period, after income tax				187,293		187,293
Total			112,792	187,435		300,227
Purchase of treasury shares (note 14)					(29,094)	(29,094)
Dividends distributed (note 14)				(304,421)		(304,421)
Appropriation to reserves			53,400	(53,400)		-
Recognition of share options granted to employees			4,247			4,247
Balance 30.6.2007	**1,591,286**	**127,961**	**378,292**	**352,815**	**(43,559)**	**2,406,795**

The attached notes (pages 7 to 27) form an integral part of these interim financial statements.

Interim cash flow statement

(Thousands of Euro)

	Note	From 1 January to 30.6.2007	30.6.2006
Cash flows from operating activities			
Profit before income tax		241,712	318,025
Adjustments for:			
Depreciation of property, plant and equipment	7,8	15,377	13,309
Amortization of intangible assets	9	8,225	6,378
Impairment losses from loans and provisions		93,334	117,584
Other adjustments		4,247	2,583
(Gains)/losses from investing activities		94,526	(59,902)
(Gains)/losses from financing activities		43,834	26,990
		501,255	424,967
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(1,363,181)	(558,891)
Securities held for trading and derivative financial assets		(62,368)	(122,162)
Loans and advances to customers		(3,139,138)	(2,300,302)
Other assets		16,722	(69,640)
Net increase/(decrease) in liabilities relating to operating activities:			
Due to banks		(1,917,014)	(162,784)
Derivative financial liabilities		185,777	90,792
Due to customers		4,303,055	2,800,958
Other liabilities		205,413	221,787
Net cash flows from operating activities before taxes		(1,269,479)	324,725
Income taxes paid and other taxes		(62,548)	(76,049)
Net cash flows from operating activities		**(1,332,027)**	**248,676**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(18,233)	(8,194)
Proceeds from sale of investments in subsidiaries and associates		1,117	7,883
Dividends received		28,977	37,685
Purchases of property, plant and equipment	7,8,9,10	(42,194)	(22,618)
Disposal of property, plant and equipment		9,560	1,525
Net (increase)/ decrease in investment securities		3,359,359	(1,453,366)
Merger of Belgrade branch with Alpha Bank Srbija AD		-	(48,125)
Net cash flows from investing activities		**3,338,586**	**(1,485,210)**
Cash flows from financing activities			
(Purchases)/sales of treasury shares	14	(29,094)	(86,283)
Dividends paid		(301,570)	(233,707)
Proceeds from the issue of loans	11	547,979	-
Repayment of loans		(397,559)	(63,351)
Net cash flows from financing activities		**(180,244)**	**(383,341)**
Effect of exchange rate fluctuations on cash and cash equivalents		410	385
Net increase/(decrease) in cash and cash equivalents		**1,826,725**	**(1,619,490)**
Cash and cash equivalents at beginning of the period		**4,608,407**	**5,083,955**
Cash and cash equivalents at end of the period		**6,435,132**	**3,464,465**

The attached notes (pages 7 to 27) form an integral part of these interim financial statements.

Notes to the financial statements

General information

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who was elected by the Shareholders' General Meeting on April 19, 2005, ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis Athanasopoulos, who was replaced by Mr. Evangelos Calousis) as at 30 June 2007 consists of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Minas G. Tanes ***

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Sophia G. Eleftheroudaki

Paul G. Karakostas *

Nicholaos I. Manessis**

NON EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Evangelos J. Calousis */*** (As at 3 April 2007 he was elected from non-executive member to a non-executive independent member by the Shareholders' Meeting)

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi and annual financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Garyfallia B. Spyriouni
Substitute Auditors:	Charalambos G. Sirounis Nikolaos Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925.
As at 29 June 2007, Alpha Bank was ranked 4th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed on the London Stock Exchange in the form of international certificates (GDRs) and are traded over the counter in New York (ADRs).

As at 29 June 2007, the Bank has issued 408,022,002 shares.

The Bank's continuous growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first Semester of 2007 amounted to an average of 1,386,861 shares per day.

The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

These financial statements have been approved by the Board of Directors on 31 July 2007.

Accounting policies applied

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 30 June 2007 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading

- Derivative financial instruments

- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies applied by the Bank, in the condensed interim financial statements as at 30 June 2007, are consistent with those stated in the published financial statements for the year ended 31 December 2006, after taking into account new standards and interpretations issued by the International Accounting Standards Board (IASB), adopted by the European Union and they are effective for annual periods beginning on or after 1.1.2007:

- *International Financial Reporting Standard (IFRS) 7 «Financial Instruments: Disclosures»*
- *Amendment to IAS 1 «Presentation of Financial Statements – Capital Disclosure» (Regulation 108/2006)*

  IFRS 7 and the amendment to IAS 1 result in changes relating to the disclosure requirements of financial instruments, which will be presented in the annual financial statements of the year 2007.

- *Interpretation 7 «Applying the restatement Approach Under IAS 29 Financial Reporting in Hyper Inflationary Economies (Regulation 708/2006)*

  The adoption of this interpretation had no effect on the Bank's financial statements as the Bank has no operations in hyper inflationary economies.

- *Interpretations 8 and 9 «Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/2006)*

  The adoption of these interpretations had no impact on the Bank's financial statements.

- *Interpretation 10 «Interim Financial Reporting and Impairment» (Regulation 610/2007)*

  With the adoption of this interpretation an entity can not reverse an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

  The adoption of this interpretation did not have an impact on Bank's accounting policies.

Apart from the above standards and interpretations, the European Union at 1 June 2007, adopted through regulation 611/2007, Interpretation 11 «IFRS 2 – Group and Treasury Shares Transactions», which is effective for annual periods beginning on or after 1.3.2007. The adoption of this interpretation is not expected to have a substantial impact on Bank's financial statements.

The International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

- *International Financial Reporting Standard 8 «Operating segments» Effective for annual periods beginning on or after 1.1.2009.*

  This standard replaces IAS 14 «Segment reporting». Its adoption by the European Union and by the Bank is expected to affect the way that the Bank's disclosures relating to operating segments are presented.

- *Amendment of International Accounting Standard 23 «Borrowing costs » Effective for annual periods beginning on or after 1.1.2009*

  On 29 March 2007, the Board issued the revised IAS 23, which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to get ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

  The adoption of this standard is not expected to have a substantial impact on the Bank's financial statements.

- *Interpretation 12 «Service concession arrangements» Effective for annual periods beginning on or after 1.1.2008*

- *Interpretation 13 «Customer loyalty programmes» Effective for annual periods beginning on or after 1.7.2008*

- *Interpretation 14 «IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction» Effective for annual periods beginning on or after 1.1.2008*

  The Bank is examining whether there will be an impact from the adoption of the above Interpretations in the financial statements.

The adoption by the European Union, by 31 December 2007, of new standards and interpretations or amendments possibly issued during the current year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption will be effective for periods beginning on or after 1 January 2007, may retrospectively affect the period that these interim financial statements present.

Income statement

2. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Impairment losses on loans and advances to customers	107,137	101,732	37,135	58,719
Provisions to cover credit risk from off-balance sheet items	(14,946)	14,946	-	-
Recoveries	(3,619)	(1,024)	(568)	(397)
Total	88,572	115,654	36,567	58,322

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006 and 25% for 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger with Delta Singular A.E.P., a listed company completed on 8.4.2005. The Bank was not related with Delta Singular A.E.P. before 1.1.1997.

It should be noted that, as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

Income tax is analyzed as follows:

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Current tax	33,145	57,084	28,899	22,270
Deferred tax	21,274	10,893	11,522	7,952
Total	54,419	67,977	40,421	30,222

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 April to	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Depreciation and write-offs of fixed assets	3,806	4,551	1,457	2,408
Loans and advances to customers	8,693	(9,992)	4,638	(1,477)
Employee defined benefit obligations	284	238	150	143
Valuation of derivatives	(4,441)	9,680	(2,972)	2,007
Financial instruments effective rate	322	420	161	390
Valuation of liabilities to credit institutions and debt securities in issue due to fair value hedge	10,551	6,876	7,334	4,455
Other temporary differences	2,059	(880)	754	26
Total	21,274	10,893	11,522	7,952

Reconciliation of effective and current tax rate is presented below:

	From 1 January to				From 1 April to			
		30.6.2007		30.6.2006		30.6.2007		30.6.2006
	%		%		%		%	
Profit before income tax		**241,712**		**318,025**		**180,388**		**161,721**
Income tax	25	60,428	24	76,326	25	45,097	24	38,813
Increase/(decrease) due to:								
Additional tax on rental income from fixed assets	0.02	37	0.03	107	(0.02)	(28)	0.03	54
Non taxable income	(4.50)	(10,888)	(5.00)	(15,909)	(3.28)	(5,921)	(6.05)	(9,778)
Non deductible expenses	0.55	1,353	0.26	826	(0.23)	(408)	0.49	794
Part of profit relating to non taxable income	(0.18)	(437)	(0.94)	(2,986)	(0.21)	(385)	(1.18)	(1,910)
Part of profit relating to distributable income	0.13	326	0.67	2,127	0.15	266	1.10	1,773
Effect of tax rates used for the calculation of current and deferred tax	-	-	0.14	436	-	-	0.20	318
Other temporary differences	1.49	3,600	2.22	7,050	1.00	1,800	0.10	158
Income tax	**22.51**	**54,419**	**21.38**	**67,977**	**22.41**	**40,421**	**18.69**	**30,222**

4. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the same period.

	From 1 January to		From 1 April to	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Profit attributable to shareholders	187,293	250,048	139,967	131,499
Weighted average number of outstanding ordinary shares	406,363,904	395,243,303	405,894,264	394,566,867
Basic earnings per share (in €)	0.46	0.63	0.34	0.33

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 April to	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Profit attributable to shareholders	187,293	250,048	139,967	131,499
Weighted average number of outstanding ordinary shares	406,363,904	395,243,303	405,894,264	394,566,867
Adjustment for share options	935,315	974,168	1,120,334	1,017,119
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,299,219	396,217,471	407,014,598	395,583,986
Diluted earnings per share (in €)	0.46	0.63	0.34	0.33

Assets

5. Loans and advances to customers

	30.6.2007	31.12.2006
Individuals:		
Mortgages	8,939,277	8,176,640
Consumer	2,559,087	2,169,009
Credit cards	931,330	905,689
Other	115,067	130,605
	12,544,761	11,381,943
Companies:		
Corporate loans	19,214,273	17,443,652
Other receivables	173,427	151,423
	19,387,700	17,595,075
Less:		
Allowance for impairment losses	(662,679)	(739,327)
Total	**31,269,782**	**28,237,691**

Allowance for impairment losses

Balance 1.1.2006	**822,977**
Changes for the period from 1.1 to 30.6.2006	
Foreign exchange differences	(69)
Unwinding of the discount	33,831
Impairment losses for the period (note 2)	101,732
Decrease due to merger of Belgrade Branch with Alpha Bank Srbija A.D.	(3,180)
Loans written-off during the period	(27,249)
Balance 30.6.2006	**928,042**
Changes for the period from 1.7 to 31.12.2006	
Foreign exchange differences	(109)
Impairment losses for the period	107,439
Unwinding of the discount	37,819
Loans written-off during the period	(333,864)
Balance 31.12.2006	**739,327**
Changes for the period from 1.1 to 30.6.2007	
Foreign exchange differences	(90)
Impairment losses for the period (note 2)	107,137
Unwinding of the discount	32,626
Loans written-off during the period	(216,321)
Balance 30.6.2007	**662,679**

6. Investment securities

Available-for-sale	**30.6.2007**		**31.12.2006**	
Government bonds		1,825,350		6,016,005
Other debt securities:		2,123,698		1,345,906
- Listed	*2,092,126*		*1,320,834*	
- Non-listed	*31,572*		*25,072*	
Shares:		84,078		57,349
- Listed	*72,180*		*46,286*	
- Non-listed	*11,898*		*11,063*	
Other variable yield securities		47,786		43,128
Total		**4,080,912**		**7,462,388**

7. Investment property

	Land and Buildings
Balance 1.1.2006	
Cost	49,618
Accumulated depreciation	(6,373)
Net book value 1.1.2006	43,245
1.1.2006-30.6.2006	
Net book value 1.1.2006	43,245
Additions	3
Depreciation charge for the period	(201)
Net book value 30.6.2006	43,047
Balance 30.6.2006	
Cost	49,621
Accumulated depreciation	(6,574)
1.7.2006-31.12.2006	
Net book value 1.7.2006	43,047
Additions	44
Disposals	(884)
a) Cost	(1,216)
b) Accumulated depreciation	332
Depreciation charge for the period	(201)
Net book value 31.12.2006	42,006
Balance 31.12.2006	
Cost	48,449
Accumulated depreciation	(6,443)
1.1.2007-30.6.2007	
Net book value 1.1.2007	42,006
Additions	273
Depreciation charge for the period	(198)
Net book value 30.6.2007	42,081
Balance 30.6.2007	
Cost	48,722
Accumulated depreciation	(6,641)

8. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2006				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)
Net book value 1.1.2006	492,825	320	36,366	529,511
1.1.2006 -30.6.2006				
Net book value 1.1.2006	492,825	320	36,366	529,511
Additions	7,252		7,199	14,451
Foreign exchange differences	(12)		(3)	(15)
a) Cost	(17)		(9)	(26)
b) Accumulated depreciation	5		6	11
Disposals (1)	(5,972)		(553)	(6,525)
a) Cost	(6,360)		(1,920)	(8,280)
b) Accumulated depreciation	388		1,367	1,755
Transfers				-
a) Cost		(68)	68	-
b) Accumulated depreciation		68	(68)	-
Depreciation charge for the period (2)	(6,222)	(60)	(6,758)	(13,040)
Net book value 30.6.2006	487,871	260	36,251	524,382
Balance 30.6.2006				
Cost	648,614	1,142	252,030	901,786
Accumulated depreciation	(160,743)	(882)	(215,779)	(377,404)
1.7.2006-31.12.2006				
Net book value 1.7.2006	487,871	260	36,251	524,382
Additions	17,361		17,901	35,262
Foreign exchange differences	(9)		(2)	(11)
a) Cost	(13)		(8)	(21)
b) Accumulated depreciation	4		6	10
Disposals	(1,478)		(18)	(1,496)
a) Cost	(2,011)		(623)	(2,634)
b) Accumulated depreciation	533		605	1,138
Depreciation charge for the period	(6,412)	(60)	(7,029)	(13,501)
Net book value 31.12.2006	497,333	200	47,103	544,636
Balance 31.12.2006				
Cost	663,951	1,142	269,300	934,393
Accumulated depreciation	(166,618)	(942)	(222,197)	(389,757)
1.1.2007-30.6.2007				
Net book value 1.1.2007	497,333	200	47,103	544,636
Additions	13,840		10,591	24,431
Foreign exchange differences	41		13	54
a) Cost	60		39	99
b) Accumulated depreciation	(19)		(26)	(45)
Disposals	(1,553)		(50)	(1,603)
a) Cost	(3,117)		(933)	(4,050)
b) Accumulated depreciation	1,564		883	2,447
Transfer from non-current assets held for sale (3)	42,405			42,405
a) Cost	43,298			43,298
b) Accumulated depreciation	(893)			(893)
Depreciation charge for the period	(6,849)	(60)	(8,270)	(15,179)
Net book value 30.6.2007	545,217	140	49,387	594,744
Balance 30.6.2007				
Cost	718,032	1,142	278,997	998,171
Accumulated depreciation	(172,815)	(1,002)	(229,610)	(403,427)

Notes:

(1) Disposals include an amount of € 6,134 relating to property, plant and equipment of the Belgrade Branch which merged in May 2006 with Bank's subsidiary Alpha Bank Srbija A.D.

(2) For the same reason mentioned above, depreciation charge for the period does not include depreciation for 1.1 – 31.5.2006 of the Belgrade Branch amounting to € 68.

(3) Property, plant and equipment amounting to € 42.4 million was reclassified from «Non-current assets held for sale» due to Bank's decision for own use. The depreciation for the respective period that the specific property, plant and equipment was classified as «Non-current asset held for sale» amounts to € 2.2 million.

9. Goodwill and other intangible assets

Only software is included in this category

Balance 1.1.2006	
Cost	104,142
Accumulated amortization	(71,126)
Net book value 1.1.2006	33,016
1.1.2006-30.6.2006	
Net book value 1.1.2006	33,016
Additions	8,164
Foreign exchange differences	(2)
a) Cost	(2)
b) Accumulated amortization	-
Disposals	-
a) Cost	(14)
b) Accumulated amortization	14
Amortization charge for the period	(6,378)
Net book value 30.6.2006	34,800
Balance 30.6.2006	
Cost	112,290
Accumulated amortization	(77,490)
1.7.2006-31.12.2006	
Net book value 1.7.2006	34,800
Additions	14,482
Foreign exchange differences	(1)
a) Cost	(2)
b) Accumulated amortization	1
Disposals	(99)
a) Cost	(99)
b) Accumulated amortization	-
Amortization charge for the period	(7,078)
Net book value 31.12.2006	42,104
Balance 31.12.2006	
Cost	126,671
Accumulated amortization	(84,567)
1.1.2007-30.6.2007	
Net book value 1.1.2007	42,104
Additions	14,027
Foreign exchange differences	5
a) Cost	11
b) Accumulated amortization	(6)
Disposals	(50)
a) Cost	(50)
b) Accumulated amortization	-
Amortization charge for the period	(8,225)
Net book value 30.6.2007	47,861
Balance 30.6.2007	
Cost	140,659
Accumulated amortization	(92,798)

10. Non-current assets held for sale

Fixed Assets

	Land and Buildings	Office equipment	Total
1.1.2006-30.6.2006			
Balance 1.1.2006	87,909	585	88,494
Additions	3,625	240	3,865
Disposals	(1,378)	(236)	(1,614)
Balance 30.6.2006	**90,156**	**589**	**90,745**
1.7.2006-31.12.2006			
Balance 1.7.2006	90,156	589	90,745
Additions	4,432	315	4,747
Disposals	(2,664)	(315)	(2,979)
Balance 31.12.2006	**91,924**	**589**	**92,513**
1.1.2007-30.6.2007			
Balance 1.1.2007	91,924	589	92,513
Additions	3,123	340	3,463
Disposals	(1,187)	(340)	(1,527)
Transfer to «Property, plant and equipment»	(42,405)	-	(42,405)
Balance 30.6.2007	**51,455**	**589**	**52,044**

Non-current assets held for sale amounting to € 42.4 million have been reclassified to «Property, plant and equipment» due to Bank's decision to use these assets for administrative purposes.

Liabilities

11. Debt securities in issue and other borrowed funds

Senior debt securities

Balance 1.1.2007	**13,165,944**
Changes for the period from 1.1 to 30.6.2007	
New issues [1]	5,619,244
Maturities/Redemptions	(1,953,021)
Fair value change due to hedging	(40,286)
Change in accrued interest	32,287
Foreign exchange differences	7,454
Balance 30.6.2007	**16,831,622**

Subordinated debt

Balance 1.1.2007	**1,061,008**
Changes for the period from 1.1 to 30.6.2007	
New issues[2]	547,979
Maturities/Redemptions[3]	(325,000)
Fair value change due to hedging	(1,918)
Changes of accrued interest	2,537
Foreign exchange differences	(11,135)
Balance 30.6.2007	**1,273,471**

Hybrid securities

Balance 1.1.2007	**921,368**
Changes for the period from 1.1 to 30.6.2007	
Changes of accrued interest	(18,214)
Balance 30.6.2007	**903,154**
Grand Total	**19,008,247**

(1) The majority of the new senior debt securities (€ 4,904 million) pay a Euribor floating rate, with a spread between -10 and +25 basis points, depending on the duration of issue.

(2) On 1 February 2007, a loan of € 350 million, which pays three month Euribor plus 40 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next five years increases to 170 basis points.

On 8 March 2007, a loan of € 200 million, which pays three month Euribor plus 35 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next 5 years increases to 165 basis points.

(3) On 8 March 2007 the Bank redeemed 10 year subordinated debt amounting to € 300 million after five years.

On 8 May 2007 a 10 year subordinated debt of € 25 million was redeemed after 5 years from its issue.

12. Employee defined benefit obligations

The management of the Bank on 21.11.2006 in accordance with Law 3371/2005, submitted an application for its employees to joint the common bank employee pension fund (ETAT).

Following the provision of the above law, a special economic valuation has been completed, and the cost of the accession is within the limits of the recognized provision.

The procedure of the accession is in progress.

13. Provisions

Balance 1.1.2006	1,628
Changes for the period from 1.1 to 30.6.2006	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	14,946
Other provisions charged to the income statement	608
Provisions used during the period	(88)
Balance 30.6.2006	17,094
Changes for the period from 1.7 to 31.12.2006	
Other provisions charged to the income statement	861
Provisions used during the period	(54)
Balance 31.12.2006	17,901
Changes for the period from 1.1 to 30.6.2007	
Other provisions charged to the income statement	1,039
Reversal of the provision to cover credit risk relating to off-balance sheet items (note 2)	(14,946)
Provisions used during the period	(14)
Balance 30.6.2007	3,980

The provision charged to income statement is included in the income statement caption «Other expenses».

Equity

14. Retained earnings and treasury shares

a) Retained earnings

On 17 April 2007 dividends amounting to € 304,421 thousand were distributed, or € 0.75 per share relating to 2006.

b) Treasury shares

The Bank purchased during the period from 1.1 to 30.6.2007 1,326,019 treasury shares at a cost of € 29,094 thousand (€ 21.94 per share).

As at 30.6.2007 total treasury shares held are 2,127,738 with a cost of € 43,559 thousand (€ 20.47 per share).

The Ordinary General Shareholders' Meeting held on 3 April 2007 approved a treasury share purchase program for the period from April 2007 to April 2008, of 3% of the total paid-in share capital at a minimum price of € 3.90, i.e. the nominal value of the share and a maximum price of € 32.

Additional Information

15. Contingent liabilities and commitments

a) *Legal Issues*

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) *Tax Issues*

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005. Additional taxes and penalties may be imposed for the unaudited year ended 31 December 2006.

c) *Operating leases*

- *The Bank as a lessee*

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	30.6.2007	31.12.2006
- less than one year	23,772	22,601
- between one and five years	73,618	68,187
- more than five years	45,425	41,503
Total	**142,815**	**132,291**

The lease expenses for the first semester of 2007 relating to rental of buildings amount to € 13,008 (2006: € 11,232) and are included in the «General administrative expenses».

- *The Bank as a lessor*

The Bank's receivables from leases relate to buildings leased either to group companies or third parties.

The minimum future revenues are:

	30.6.2007	31.12.2006
- less than one year	3,122	2,945
- between one and five years	8,873	8,988
- more than five years	4,458	4,805
Total	**16,453**	**16,738**

The lease revenues for the first semester of 2007 amounted to € 1,636 (2006 : € 1,466) and are included in «Other income».

d) *Off balance sheet liabilities*

	30.6.2007	31.12.2006
Letters of guarantee	4,627,619	4,325,763
Letters of credit	144,349	223,582
Credit commitments	14,591,606	13,709,879
Guarantees relating to bonds issued by subsidiaries of the Bank	19,038,046	15,143,455
Total	**38,401,620**	**33,402,679**

e) Assets pledged

	30.6.2007	31.12.2006
Securities linked to Reverse Repos	150,000	-
Investment securities	405,000	585,000
Total	**555,000**	**585,000**

From the investment securities portfolio € 80,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance.

The remaining securities portfolio are pledged as collateral with the Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

16. Segment reporting

(Millions of Euro)

1.1 - 30.6.2007

		Business segments					
	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	581.1	435.5	116.1	1.7	18.1	9.7	-
Commission	156.2	77.8	43.7	25.7	6.6	2.4	-
Other income	(37.6)	10.8	2.9	1.3	10.6	0.5	(63.7)
Total income	**699.7**	**524.1**	**162.7**	**28.7**	**35.3**	**12.6**	**(63.7)**
Expenses	(369.4)	(268.0)	(50.1)	(14.7)	(10.5)	(8.2)	(17.9)
Impairment	(88.6)	(56.2)	(32.4)	-	-	-	-
Profit before tax	**241.7**	**199.9**	**80.2**	**14.0**	**24.8**	**4.4**	**(81.6)**

1.1 - 30.6.2006

		Business segments					
	Bank	Retail	Corporate Banking	Asset Management / Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	562.3	415.4	111.1	1.4	27.0	7.4	-
Commission	135.6	61.6	40.1	24.7	7.8	1.4	-
Other income	69.9	4.0	0.8	1.0	6.1	0.4	57.6
Total income	**767.8**	**481.0**	**152.0**	**27.1**	**40.9**	**9.2**	**57.6**
Expenses	(334.1)	(244.4)	(44.3)	(13.5)	(8.8)	(5.1)	(18.0)
Impairment	(115.7)	(77.3)	(38.4)	-	-	-	-
Profit before tax	**318.0**	**159.3**	**69.3**	**13.6**	**32.1**	**4.1**	**39.6**

i. Retail Banking
Includes all individuals (retail banking customers) of the Bank, professionals, small companies.
The Bank, through its extensive branch network, offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate Banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking (Corporate) and shipping divisions.
The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset Management / Insurance
Consists of a wide range of asset management services through the Bank's private banking units.
In addition it offers a wide range of insurance products to individuals and corporations.

iv. Investment Banking / Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches operating in South Eastern Europe.

vi. Other
This segment consists of the Bank's administration section.

17. Capital adequacy

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Bank uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included on the calculation as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

(Millions of Euro)

	30.6.2007	**31.12.2006**
Risk-weighted assets from credit risk	32,070	30,112
Risk-weighted assets from market risk	610	641
Total Risk-weighted assets	32,680	30,753
Upper Tier I capital	2,328	2,352
Tier I capital	2,280	2,309
Tier I + Tier II capital	4,182	4,080
Upper Tier I ratio	7.1%	7.6%
Tier I ratio	7.0%	7.5%
Capital adequacy ratio (Tier I + Tier II)	**12.8%**	**13.3%**

18. Related party transactions

The Bank enters into a number of banking transactions with related parties in the normal course of business. These transactions are performed at arms length terms and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	30.6.2007	31.12.2006
Loans	3,116	2,148
Deposits	36,634	29,761
Letters of guarantee	61	165

	From 1 January to	
	30.6.2007	30.6.2006
Interest and similar income	64	-
Interest and similar expenses	564	-

b. The outstanding balances with subsidiaries and associates and the respective results of these transactions are as follows:

I. Subsidiaries

	30.6.2007	31.12.2006
Assets		
Due from banks	2,683,149	1,787,315
Securities held for trading	10,639	48,089
Derivative financial assets	283	113
Loans and advances to customers	1,324,028	1,299,575
Available-for-sale securities	1,280,430	290,816
Total	5,298,529	3,425,908
Liabilities		
Due to banks	1,466,802	1,183,878
Due to customers	91,314	466,666
Derivative financial liabilities	2,126	634
Debt securities in issue and other borrowed funds	19,008,247	15,148,320
Other liabilities	956	4,095
Total	20,569,445	16,803,593
Letters of guarantee and other guarantees	298,157	84,063

	From 1 January to	
	30.6.2007	30.6.2006
Income		
Interest and similar income	92,574	44,507
Dividend income	32,461	35,715
Fee and commission income	25,276	24,174
Other income	1,387	1,261
Total	151,698	105,657
Expenses		
Interest expenses and similar charges	424,201	207,218
Commission expense	937	684
General administrative expenses	7,002	8,816
Total	432,140	216,718

II. Associates

	30.6.2007	31.12.2006
Assets		
Loans and advances to customers	294	611
Liabilities		
Due to customers	5	5

	From 1 January to	
Income	**30.6.2007**	**30.6.2006**
Interest and similar income	20	51
Dividend income	9	155
Fee and commission income	-	17
Other income	-	223
Total	**29**	**446**
Expenses		
Interest and similar charges	-	3
General administrative expenses	-	320
Total	**-**	**323**

c. The Board of Directors and Executive General Managers fees recorded in the income statement for the six month period ended 30 June 2007 amounted to € 3,794 (2006: € 2,523). The increase in 2007 compared to the respective period in 2006 is due to the appointment of two new Executive General Managers on 16 May 2006.

19. Acquisitions, disposals of subsidiaries and associates and other corporate events

a. On 5 March 2007 the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Capital Market Committee approved on 8.3.2007. During April 2007, the Bank acquired 95,773 shares representing 0.24% of the paid in share capital and voting rights of the Company. Consequently, the number of Alpha Leasing A.E. shares and voting rights held by Alpha Bank amounts to 39,585,000, or 100%. At the same time, the Capital Market Committee approved on 17.5.2007 the delisting of Alpha Leasing A.E. shares from the Athens Stock Exchange following the Company's application.

b. On 13.3.2007, the process of the separation and transfer of the Rhodes Hotel sector from Bank's subsidiary Ionian Hotel Enterprises A.E. to Tourist Resorts A.E. was completed.

c. On 21.3.2007, the restaurant buffet sector of Tourist Resorts A.E. was transferred to the subsidiary Kafe Alpha A.E.

d. On 23.3.2007, the transaction for the sale of Alpha Insurance A.E., a subsidiary of Alpha Group Investment Ltd to AXA, an insurance company which is the worldwide leader in financial protection, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

e. On 29.3.2007, Alpha Immovables Bulgaria E.O.O.D was founded in Sofia with initial capital € 306 thousand by the Bank's subsidiary Alpha Astika Akinita A.E. The Company's main purpose is to provide real estate services.

f. On 30 April 2007 the Bank acquired 50% of Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, a new founded company in Istanbul, participating together with Anadolu Group. The Company will be a vehicle for investments in Turkey.

g. On 14 June 2007, Ionian Supporting Services A.E. and Ionian Investments A.E. were established in Athens, of which the Bank has a 99% interest in both entities. The primary activity of Ionian Supporting Services A.E. is to provide support services to the Bank and the group entities, whereas Ionian Investments A.E. is involved in the acquisition and sale of securities. The share capital of each company amounts to € 60 thousand.

h. On 19 June 2007 the Bank acquired 100% of the shares of the Cypriot company Ionian Equity Participations Ltd. The Company is presently dormant and its share capital amounts to CYP 1,000.

i. On 29 June 2007 the transfer of 100% of the shares of Alpha Private Investment Services A.E.P.E.Y. from Alpha Bank London Ltd. to the Bank was completed.

An analysis of investments to subsidiaries, associates and joint ventures is presented below:

	1.1-30.6.2007	1.7-31.12.2006	1.1-30.6.2006
Subsidiaries			
Opening balance	1,587,804	1,497,857	1,471,394
Additions (1)	18,219	168,292	29,886
Disposals	(1,117)	(80,505)	(3,371)
Valuation of investments due to hedging (2)	7,713	2,160	(52)
Closing balance	1,612,619	1,587,804	1,497,857

Associates	1.1-30.6.2007	1.7-31.12.2006	1.1-30.6.2006
Opening balance	5,624	10,521	10,463
Additions	-	(1,092)	1,236
Disposals	-	(3,805)	(1,178)
Impairment	-	-	-
Closing balance	5,624	5,624	10,521
Joint-Ventures			
Opening balance	122	122	122
Additions	14	-	-
Disposals	-	-	-
Impairment	-	-	-
Closing balance	136	122	122
Grand total	1,618,379	1,593,550	1,508,500

Additions represent: Share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent: Sales of shares, return of capital and proceeds arising from the liquidation of companies.

(1) The following amounts are included:
- Purchases of Ionian Hotel Enterprises A.E. shares € 363
- Purchases of Alpha Astika Akinita A.E. shares € 13,089
- Purchases of Alpha Leasing A.E. shares € 846
- Purchases of Alpha Private Investment Services E.P.E.Y. shares € 3,371

(2) The Bank uses FX swaps and money market loans to hedge the foreign exchange risk of its investments in Alpha Bank London Ltd and Alpha Bank Romania S.A., respectively.

20. Events after the balance sheet date

During July 2007 the Bank sold its participation in Unisystems A.E. (ownership interest 9.67%).

Athens, 31 July 2007

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. No. X 661480	Demetrios P. Mantzounis I.D. No. I 166670	Marinos S. Yannopoulos I.D. No. N 308546	George N. Kontos I.D. No. AB 522299

The above interim financial statements (pages 3-27) are the financial statements that we refer to in our report on review of interim financial information dated 31 July 2007.

Athens, 31 July 2007

KPMG Kyriacou Certified Auditors A.E.

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Garyfallia Spyriouni Certified Auditor Accountant AM SOEL 16931

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.6.2007

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
31 ΙΟΥΛΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

KPMG

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Έκθεση Επισκόπησης επί της Ενδιάμεσης Οικονομικής Πληροφόρησης

Προς τους Μετόχους της
ALPHA BANK A.E.

Εισαγωγή

Επισκοπήσαμε τον συνημμένο ισολογισμό της ALPHA BANK A.E. (η Τράπεζα) της 30 Ιουνίου 2007 και τις σχετικές καταστάσεις αποτελεσμάτων, μεταβολών ιδίων κεφαλαίων και ταμειακών ροών της εξάμηνης περιόδου που έληξε αυτήν την ημερομηνία καθώς και τις επιλεγμένες επεξηγηματικές σημειώσεις (η ενδιάμεση οικονομική πληροφόρηση). Η Διοίκηση της Τράπεζας έχει την ευθύνη για την κατάρτιση και παρουσίαση αυτής της ενδιάμεσης οικονομικής πληροφόρησης, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης που έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34). Δική μας ευθύνη είναι η έκφραση συμπεράσματος επί αυτής της ενδιάμεσης οικονομικής πληροφόρησης με βάση την επισκόπηση μας.

Εύρος της εργασίας επισκόπησης

Διενεργήσαμε την επισκόπησή μας σύμφωνα με το Διεθνές Πρότυπο περί Επισκόπησης 2410 «Επισκόπηση Ενδιάμεσης Οικονομικής Πληροφόρησης που Διενεργείται από τον Ανεξάρτητο Ελεγκτή της Οικονομικής Μονάδας» στο οποίο παραπέμπουν τα Ελληνικά Ελεγκτικά Πρότυπα. Η επισκόπηση συνίσταται στη διενέργεια διαδικασιών για την αναζήτηση επεξηγήσεων και πληροφοριών, κυρίως από πρόσωπα που είναι υπεύθυνα για οικονομικά και λογιστικά θέματα και στην εφαρμογή κριτικής ανάλυσης και λοιπών διαδικασιών επισκόπησης. Το εύρος μίας εργασίας επισκόπησης είναι ουσιωδώς μικρότερο από έναν έλεγχο που διενεργείται σύμφωνα με τα Ελληνικά Ελεγκτικά Πρότυπα και επομένως δεν μας δίδει τη δυνατότητα να αποκτήσουμε τη διασφάλιση ότι έχουν περιέλθει στην αντίληψή μας όλα τα σημαντικά θέματα τα οποία θα είχαν επισημανθεί σε έναν έλεγχο. Κατά συνέπεια, δεν εκφράζουμε γνώμη ελέγχου.

Συμπέρασμα

Βασιζόμενοι στην επισκόπησή μας, δεν έχει περιέλθει στην αντίληψή μας οτιδήποτε που θα μας οδηγούσε στο συμπέρασμα ότι η συνημμένη ενδιάμεση οικονομική πληροφόρηση της 30 Ιουνίου 2007 δεν έχει συνταχθεί από κάθε ουσιαστική άποψη, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης που έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34).

Αθήνα, 31 Ιουλίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου,
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Γαρυφαλλιά Σπυριούνη,
Ορκωτή Ελέγκτρια Λογίστρια
ΑΜ ΣΟΕΛ 16931

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.06.2007

Ενδιάμεση κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2007	Από 1 Ιανουαρίου έως 30.6.2006	Από 1 Απριλίου έως 30.6.2007	Από 1 Απριλίου έως 30.6.2006
Τόκοι και εξομοιούμενα έσοδα		1.437.298	1.109.648	740.570	580.259
Τόκοι και εξομοιούμενα έξοδα		(856.207)	(547.322)	(444.560)	(294.521)
Καθαρό έσοδο από τόκους		581.091	562.326	296.010	285.738
Έσοδα από αμοιβές και προμήθειες		167.663	144.446	88.718	74.955
Προμήθειες έξοδα		(11.456)	(8.896)	(6.380)	(4.796)
Καθαρό έσοδο από αμοιβές και προμήθειες		156.207	135.550	82.338	70.159
Έσοδα από μερίσματα		34.003	37.685	23.469	26.901
Αποτελέσματα χρηματοοικονομικών πράξεων		(85.363)	25.643	1.285	7.541
Λοιπά έσοδα		13.760	6.583	4.342	4.017
		(37.600)	69.911	29.096	38.459
Σύνολο εσόδων		**699.698**	**767.787**	**407.444**	**394.356**
Αμοιβές και έξοδα προσωπικού		(192.876)	(182.020)	(97.389)	(90.846)
Γενικά διοικητικά έξοδα		(151.793)	(131.640)	(80.191)	(73.430)
Αποσβέσεις	7,8,9	(23.602)	(19.687)	(12.315)	(9.693)
Λοιπά έξοδα		(1.143)	(761)	(594)	(344)
Σύνολο εξόδων		**(369.414)**	**(334.108)**	**(190.489)**	**(174.313)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(88.572)	(115.654)	(36.567)	(58.322)
Κέρδη πριν το φόρο εισοδήματος		**241.712**	**318.025**	**180.388**	**161.721**
Φόρος εισοδήματος	3	(54.419)	(67.977)	(40.421)	(30.222)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**187.293**	**250.048**	**139.967**	**131.499**
Καθαρά κέρδη ανά μετοχή:	4				
Βασικά (€ ανά μετοχή)		0,46	0,63	0,34	0,33
Προσαρμοσμένα (€ ανά μετοχή)		0,46	0,63	0,34	0,33

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.6.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1.226.822	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		9.624.847	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών		284.679	346.207
Παράγωγα χρηματοοικονομικά μέσα		378.462	254.566
Δάνεια και απαιτήσεις κατά πελατών	5	31.269.782	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	6	4.080.912	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	19	1.618.379	1.593.550
Επενδύσεις σε ακίνητα	7	42.081	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	594.744	544.636
Υπεραξία και λοιπά άυλα πάγια	9	47.861	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις		164.450	261.363
Λοιπά στοιχεία Ενεργητικού		218.128	229.825
		49.551.147	46.676.099
Στοιχεία Ενεργητικού προς πώληση	10	52.044	92.513
Σύνολο Ενεργητικού		**49.603.191**	**46.768.612**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		5.305.102	7.222.117
Παράγωγα χρηματοοικονομικά μέσα		412.000	226.223
Υποχρεώσεις προς πελάτες		21.009.919	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	11	19.008.247	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		77.099	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις		62.263	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	12	512.253	513.311
Λοιπές υποχρεώσεις		805.533	584.358
Προβλέψεις	13	3.980	17.901
Σύνολο Υποχρεώσεων		**47.196.396**	**44.332.776**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο		1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		127.961	127.961
Αποθεματικά		378.292	207.853
Αποτελέσματα εις νέον	14	352.815	523.201
Ίδιες μετοχές	14	(43.559)	(14.465)
Σύνολο Καθαρής Θέσεως		**2.406.795**	**2.435.836**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**49.603.191**	**46.768.612**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-30.6.2006						
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(80.064)			(80.064)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(15.818)			(15.818)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(95.882)			(95.882)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				250.048		250.048
Σύνολο αποτελέσματος			(95.882)	250.048		154.166
Αγορά ιδίων μετοχών					(89.483)	(89.483)
Διανεμηθέντα μερίσματα				(237.556)		(237.556)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)		-
Σχηματισμός τακτικού αποθεματικού			37.780	(37.780)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			2.582			2.582
Λοιπά				204		204
Υπόλοιπο 30.6.2006	**1.589.972**	**125.685**	**164.903**	**178.401**	**(277.611)**	**1.781.350**
Υπόλοιπο 1.7.2006	**1.589.972**	**125.685**	**164.903**	**178.401**	**(277.611)**	**1.781.350**
Μεταβολές στην Καθαρή Θέση περιόδου 1.7-31.12.2006						
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			31.636			31.636
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			11.014			11.014
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				(46)		(46)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			42.650	(46)		42.604
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				252.245		252.245
Σύνολο αποτελέσματος			42.650	252.199		294.849
Αγορά ιδίων μετοχών					(120.247)	(120.247)
Πώληση ιδίων μετοχών				92.604	383.393	475.997
Έκδοση νέων μετοχών λόγω ασκήσεως δικαιωμάτων προαιρέσεως	1.314					1.314
Διαφορά υπέρ το άρτιο από εξασκηθέντα δικαιώματα προαιρέσεως		2.276	(2.276)			-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			2.576			2.576
Λοιπά				(3)		(3)
Υπόλοιπο 31.12.2006	**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-30.6.2007						
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(25.823)			(25.823)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			138.615			138.615
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				142		142
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			112.792	142		112.934
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				187.293		187.293
Σύνολο αποτελέσματος			112.792	187.435		300.227
Αγορά ιδίων μετοχών (σημείωση 14)					(29.094)	(29.094)
Διανεμηθέντα μερίσματα (σημείωση 14)				(304.421)		(304.421)
Σχηματισμός τακτικού αποθεματικού			53.400	(53.400)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			4.247			4.247
Υπόλοιπο 30.6.2007	**1.591.286**	**127.961**	**378.292**	**352.815**	**(43.559)**	**2.406.795**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2007	30.6.2006
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		241.712	318.025
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	7,8	15.377	13.309
Αποσβέσεις αΰλων παγίων	9	8.225	6.378
Απομειώσεις δανείων και προβλέψεις		93.334	117.584
Λοιπές προσαρμογές		4.247	2.583
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		94.526	(59.902)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		43.834	26.990
		501.255	424.967
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(1.363.181)	(558.891)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(62.368)	(122.162)
Δανείων και απαιτήσεων κατά πελατών		(3.139.138)	(2.300.302)
Λοιπών στοιχείων Ενεργητικού		16.722	(69.640)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(1.917.014)	(162.784)
Υποχρεώσεων από παράγωγα		185.777	90.792
Υποχρεώσεων προς πελάτες		4.303.055	2.800.958
Λοιπών Υποχρεώσεων		205.413	221.787
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(1.269.479)	324.725
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(62.548)	(76.049)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(1.332.027)**	**248.676**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες		(18.233)	(8.194)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες		1.117	7.883
Εισπραχθέντα μερίσματα		28.977	37.685
Αγορές παγίων	7,8,9,10	(42.194)	(22.618)
Πωλήσεις παγίων		9.560	1.525
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		3.359.359	(1.453.366)
Συγχώνευση του Καταστήματος Βελιγραδίου με Alpha Bank Srbija AD		-	(48.125)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**3.338.586**	**(1.485.210)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
(Αγορές)/Πωλήσεις ιδίων μετοχών	14	(29.094)	(86.283)
Πληρωθέντα μερίσματα		(301.570)	(233.707)
Έκδοση δανείων	11	547.979	-
Αποπληρωμή δανείων		(397.559)	(63.351)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(180.244)**	**(383.341)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		410	385
Καθαρή αύξηση (μείωση) ταμειακών ροών		**1.826.725**	**(1.619.490)**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.608.407**	**5.083.955**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**6.435.132**	**3.464.465**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των οικονομικών καταστάσεων

Γενικές Πληροφορίες

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 30.6.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε από μη εκτελεστικό μέλος σε ανεξάρτητο μη εκτελεστικό)
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:
Τακτικοί: Μάριος Τ. Κυριάκου
Γαρυφαλλιά Β. Σπυριούνη

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης
Νικόλαος Χ. Τσιμπούκας
της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925, ενώ την 29η Ιουνίου 2007 ήταν η τέταρτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 29η Ιουνίου 2007 ανήρχετο σε 408.022.002 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριου και διεθνούς επενδυτικού ενδιαφέροντος υψηλών απαιτήσεων διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' εξάμηνο 2007, σε 1.386.861 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 31ης Ιουλίου 2007.

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.6.2007 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.6.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, αφού ληφθούν υπόψη τα Πρότυπα και οι Διερμηνείες που αναφέρονται κατωτέρω, τα οποία εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική για την Τράπεζα από 1.1.2007:

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.) 7 «Χρηματοοικονομικά μέσα: Γνωστοποιήσεις»*

- *Τροποποίηση ΔΛΠ 1 «Παρουσίαση Οικονομικών καταστάσεων – Γνωστοποιήσεις κεφαλαίων» (Κανονισμός 108/2006)*

  Το Δ.Π.Χ.Π. 7 και η τροποποίηση του ΔΛΠ 1, επέφεραν αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποιήσεως των στοιχείων, που αφορούν τα χρηματοοικονομικά μέσα, οι οποίες θα παρουσιαστούν στις ετήσιες οικονομικές καταστάσεις.

- *Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)*

  Η υιοθέτησή της δεν είχε επίπτωση στις οικονομικές καταστάσεις διότι το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών δεν έχει εφαρμογή στις δραστηριότητες της Τραπέζης.

- *Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/2006)*

  Η υιοθέτησή τους δεν είχε επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- *Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» (Κανονισμός 610/2007)*

  Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

  Η εφαρμογή της διερμηνείας αυτής δεν είχε επιπτώσεις στις ακολουθούμενες λογιστικές αρχές της Τραπέζης.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 1.6.2007, υιοθέτησε μέσω του Κανονισμού 611/2007, τη Διερμηνεία 11 «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου», η οποία έχει υποχρεωτική εφαρμογή για χρήσεις με έναρξη από την 1.3.2007 και δεν αναμένεται να επιφέρει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 «Τομείς Λειτουργίας» Ισχύει για χρήσεις με έναρξη από την 1.1.2009*

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 «Οικονομικές πληροφορίες κατά τομέα». Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων της Τραπέζης κατά τομέα λειτουργίας.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23 «Κόστος δανεισμού» Ισχύει για χρήσεις με έναρξη από την 1.1.2009*

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- *Διερμηνεία 12 «Συμφωνία παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

- *Διερμηνεία 13 «Προγράμματα επιβράβευσης πελατών» Ισχύει για χρήσεις με έναρξη από την 1.7.2008*

- *Διερμηνεία 14 «ΔΛΠ 19 – Όριο αναγνώρισης στοιχείων Ενεργητικού από προγράμματα καθορισμένων παροχών, ελάχιστες απαιτήσεις χρηματοδότησης και η αλληλεπίδρασή τους » Ισχύει για χρήσεις με έναρξη από την 1.1.2008*

  Η Τράπεζα εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των ανωτέρω Διερμηνειών, στις οικονομικές της καταστάσεις.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2007, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2007, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	107.137	101.732	37.135	58.719
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	(14.946)	14.946	-	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(3.619)	(1.024)	(568)	(397)
Σύνολο	88.572	115.654	36.567	58.322

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, όπως τροποποιήθηκε με το Ν. 3259/2004, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.1997 έως 20.3.2002. Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Τρέχων	33.145	57.084	28.899	22.270
Αναβαλλόμενος	21.274	10.893	11.522	7.952
Σύνολο	54.419	67.977	40.421	30.222

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	3.806	4.551	1.457	2.408
Δάνεια και απαιτήσεις κατά πελατών	8.693	(9.992)	4.638	(1.477)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	284	238	150	143
Αποτίμηση παραγώγων	(4.441)	9.680	(2.972)	2.007
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	322	420	161	390
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	10.551	6.876	7.334	4.455
Λοιπές προσωρινές διαφορές	2.059	(880)	754	26
Σύνολο	21.274	10.893	11.522	7.952

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως				Από 1 Απριλίου έως			
	30.6.2007		30.6.2006		30.6.2007		30.6.2006	
	%		%		%		%	
Κέρδη πριν το φόρο εισοδήματος		**241.712**		**318.025**		**180.388**		**161.721**
Φόρος εισοδήματος	25	60.428	24	76.326	25	45.097	24	38.813
Αύξηση/(μείωση) προερχόμενη από:								
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,02	37	0,03	107	(0,02)	(28)	0,03	54
Εισόδημα μη υπαγόμενο στο φόρο	(4,50)	(10.888)	(5,00)	(15.909)	(3,28)	(5.921)	(6,05)	(9.778)
Έξοδα μη εκπεστέα	0,55	1.353	0,26	826	(0,23)	(408)	0,49	794
Αναλογία των αφορολόγητων εσόδων στα κέρδη περιόδου	(0,18)	(437)	(0,94)	(2.986)	(0,21)	(385)	(1,18)	(1.910)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα κέρδη	0,13	326	0,67	2.127	0,15	266	1,10	1.773
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον προσδιορισμό του τρέχοντος και αναβαλλόμενου φόρου			0,14	436			0,20	318
Λοιπές φορολογικές προσαρμογές	1,49	3.600	2,22	7.050	1,00	1.800	0,10	158
Φόρος Εισοδήματος	**22,51**	**54.419**	**21,38**	**67.977**	**22,41**	**40.421**	**18,69**	**30.222**

4. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα Βασικά Κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα, κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Κέρδη αναλογούντα στους Μετόχους	187.293	250.048	139.967	131.499
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.363.904	395.243.303	405.894.264	394.566.867
Βασικά κέρδη ανά μετοχή (σε €)	0,46	0,63	0,34	0,33

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές. Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2007	**30.6.2006**	**30.6.2007**	**30.6.2006**
Κέρδη αναλογούντα στους Μετόχους	187.293	250.048	139.967	131.499
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.363.904	395.243.303	405.894.264	394.566.867
Προσαρμογή για δικαιώματα προαιρέσεως	935.315	974.168	1.120.334	1.017.119
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.299.219	396.217.471	407.014.598	395.583.986
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,46	0,63	0,34	0,33

Ενεργητικό

5. Δάνεια και απαιτήσεις κατά πελατών

	30.6.2007	31.12.2006
Ιδιώτες:		
Στεγαστικά	8.939.277	8.176.640
Καταναλωτικά	2.559.087	2.169.009
Πιστωτικές κάρτες	931.330	905.689
Λοιπά	115.067	130.605
	12.544.761	11.381.943
Εταιρίες:		
Επιχειρηματικά δάνεια	19.214.273	17.443.652
Λοιπές απαιτήσεις	173.427	151.423
	19.387.700	17.595.075
Μείον:		
Συσσωρευμένες απομειώσεις	(662.679)	(739.327)
Σύνολο	**31.269.782**	**28.237.691**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2006	**822.977**
Μεταβολές περιόδου 1.1 - 30.6.2006	
Συναλλαγματικές διαφορές	(69)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	33.831
Ζημίες απομειώσεως περιόδου (σημ.2)	101.732
Μείωση λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου με την Alpha Bank Srbija A.D.	(3.180)
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(27.249)
Υπόλοιπο 30.6.2006	**928.042**
Μεταβολές περιόδου 1.7 – 31.12.2006	
Συναλλαγματικές διαφορές	(109)
Ζημίες απομειώσεως περιόδου	107.439
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	37.819
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(333.864)
Υπόλοιπο 31.12.2006	**739.327**
Μεταβολές περιόδου 1.1 – 30.6.2007	
Συναλλαγματικές διαφορές	(90)
Ζημίες απομειώσεως περιόδου (σημ. 2)	107.137
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	32.626
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(216.321)
Υπόλοιπο 30.6.2007	**662.679**

6. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προς πώληση	**30.6.2007**		**31.12.2006**	
Κρατικοί τίτλοι		1.825.350		6.016.005
Λοιποί χρεωστικοί τίτλοι:		2.123.698		1.345.906
- Εισηγμένοι	*2.092.126*		*1.320.834*	
- Μη εισηγμένοι	*31.572*		*25.072*	
Μετοχές:		84.078		57.349
- Εισηγμένες	*72.180*		*46.286*	
- Μη εισηγμένες	*11.898*		*11.063*	
Λοιποί τίτλοι μεταβλητής αποδόσεως		47.786		43.128
Σύνολο		**4.080.912**		**7.462.388**

7. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.373)
Αναπόσβεστη αξία την 1.1.2006	43.245
1.1.2006-30.6.2006	
Αναπόσβεστη αξία 1.1.2006	43.245
Προσθήκες	3
Αποσβέσεις περιόδου	(201)
Αναπόσβεστη αξία την 30.6.2006	43.047
Υπόλοιπα την 30.6.2006	
Αξία κτήσεως	49.621
Συσσωρευμένες αποσβέσεις	(6.574)
1.7.2006-31.12.2006	
Αναπόσβεστη αξία 1.7.2006	43.047
Προσθήκες	44
Διαθέσεις	(884)
α) Αξία κτήσεως	(1.216)
β) Αποσβεσμένα	332
Αποσβέσεις περιόδου	(201)
Αναπόσβεστη αξία την 31.12.2006	42.006
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)
1.1.2007-30.6.2007	
Αναπόσβεστη αξία 1.1.2007	42.006
Προσθήκες	273
Αποσβέσεις περιόδου	(198)
Αναπόσβεστη αξία την 30.6.2007	42.081
Υπόλοιπα την 30.6.2007	
Αξία κτήσεως	48.722
Συσσωρευμένες αποσβέσεις	(6.641)

8. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	647.739	1.210	246.692	895.641
Συσσωρευμένες αποσβέσεις	(154.914)	(890)	(210.326)	(366.130)
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
1.1.2006 -30.6.2006				
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
Προσθήκες	7.252	-	7.199	14.451
Συναλλαγματικές διαφορές	(12)	-	(3)	(15)
α) Αξία κτήσεως	(17)	-	(9)	(26)
β) Αποσβεσμένα	5	-	6	11
Διαθέσεις (1)	(5.972)	-	(553)	(6.525)
α) Αξία κτήσεως	(6.360)	-	(1.920)	(8.280)
β) Αποσβεσμένα	388	-	1.367	1.755
Μεταφορές	-	-	-	-
α) Αξία κτήσεως	-	(68)	68	-
β) Αποσβεσμένα	-	68	(68)	-
Αποσβέσεις περιόδου (2)	(6.222)	(60)	(6.758)	(13.040)
Αναπόσβεστη αξία 30.6.2006	487.871	260	36.251	524.382
Υπόλοιπα την 30.6.2006				
Αξία κτήσεως	648.614	1.142	252.030	901.786
Συσσωρευμένες αποσβέσεις	(160.743)	(882)	(215.779)	(377.404)
1.7.2006-31.12.2006				
Αναπόσβεστη αξία 1.7.2006	487.871	260	36.251	524.382
Προσθήκες	17.361	-	17.901	35.262
Συναλλαγματικές διαφορές	(9)	-	(2)	(11)
α) Αξία κτήσεως	(13)	-	(8)	(21)
β) Αποσβεσμένα	4	-	6	10
Διαθέσεις	(1.478)	-	(18)	(1.496)
α) Αξία κτήσεως	(2.011)	-	(623)	(2.634)
β) Αποσβεσμένα	533	-	605	1.138
Αποσβέσεις περιόδου	(6.412)	(60)	(7.029)	(13.501)
Αναπόσβεστη αξία 31.12.2006	497.333	200	47.103	544.636
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)
1.1.2007-30.6.2007				
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
Προσθήκες	13.840	-	10.591	24.431
Συναλλαγματικές διαφορές	41	-	13	54
α) Αξία κτήσεως	60	-	39	99
β) Αποσβεσμένα	(19)	-	(26)	(45)
Διαθέσεις	(1.553)	-	(50)	(1.603)
α) Αξία κτήσεως	(3.117)	-	(933)	(4.050)
β) Αποσβεσμένα	1.564	-	883	2.447
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»(3)	42.405	-	-	42.405
α) Αξία κτήσεως	43.298	-	-	43.298
β) Αποσβεσμένα	(893)	-	-	(893)
Αποσβέσεις περιόδου	(6.849)	(60)	(8.270)	(15.179)
Αναπόσβεστη αξία 30.6.2007	545.217	140	49.387	594.744
Υπόλοιπα την 30.6.2007				
Αξία κτήσεως	718.032	1.142	278.997	998.171
Συσσωρευμένες αποσβέσεις	(172.815)	(1.002)	(229.610)	(403.427)

Σημειώσεις: (1) Στις διαθέσεις περιλαμβάνεται ποσό € 6.134 που αφορά πάγια του Καταστήματος Βελιγραδίου, το οποίο συγχωνεύθηκε το Μάϊο 2006 με τη θυγατρική εταιρία της Τραπέζης Alpha Bank Srbija A.D.

(2) Για τον ίδιο λόγο στις αποσβέσεις περιόδου δεν περιλαμβάνονται οι αποσβέσεις 1.1 – 31.5.2006 του Καταστήματος Βελιγραδίου ποσού € 68.

(3) Ακίνητα αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία «Στοιχεία Ενεργητικού προς πώληση» λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία «Στοιχεία Ενεργητικού προς πώληση» ανέρχονται σε € 2,2 εκατ.

9. Υπεραξία και λοιπά άυλα πάγια

Περιλαμβάνονται μόνο λογισμικά προγράμματα (software)

Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	104.142
Συσσωρευμένες αποσβέσεις	(71.126)
Αναπόσβεστη αξία την 1.1.2006	33.016
1.1.2006-30.6.2006	
Αναπόσβεστη αξία 1.1.2006	33.016
Προσθήκες	8.164
Συναλλαγματικές διαφορές	(2)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	-
Διαθέσεις	-
α) Αξία κτήσεως	(14)
β) Αποσβεσμένα	14
Αποσβέσεις περιόδου	(6.378)
Αναπόσβεστη αξία 30.6.2006	34.800
Υπόλοιπα την 30.6.2006	
Αξία κτήσεως	112.290
Συσσωρευμένες αποσβέσεις	(77.490)
1.7.2006-31.12.2006	
Αναπόσβεστη αξία 1.7.2006	34.800
Προσθήκες	14.482
Συναλλαγματικές διαφορές	(1)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	1
Διαθέσεις	(99)
α) Αξία κτήσεως	(99)
β) Αποσβεσμένα	-
Αποσβέσεις περιόδου	(7.078)
Αναπόσβεστη αξία 31.12.2006	42.104
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	126.671
Συσσωρευμένες αποσβέσεις	(84.567)
1.1.2007-30.6.2007	
Αναπόσβεστη αξία 1.1.2007	42.104
Προσθήκες	14.027
Συναλλαγματικές διαφορές	5
α) Αξία κτήσεως	11
β) Αποσβεσμένα	(6)
Διαθέσεις	(50)
α) Αξία κτήσεως	(50)
β) Αποσβεσμένα	-
Αποσβέσεις περιόδου	(8.225)
Αναπόσβεστη αξία 30.6.2007	47.861
Υπόλοιπα την 30.6.2007	
Αξία κτήσεως	140.659
Συσσωρευμένες αποσβέσεις	(92.798)

10. Στοιχεία Ενεργητικού προς πώληση

Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2006-30.6.2006			
Υπόλοιπο την 1.1.2006	87.909	585	88.494
Προσθήκες	3.625	240	3.865
Διαθέσεις	(1.378)	(236)	(1.614)
Υπόλοιπο την 30.6.2006	**90.156**	**589**	**90.745**
1.7.2006-31.12.2006			
Υπόλοιπο την 1.7.2006	90.156	589	90.745
Προσθήκες	4.432	315	4.747
Διαθέσεις	(2.664)	(315)	(2.979)
Υπόλοιπο την 31.12.2006	**91.924**	**589**	**92.513**
1.1.2007-30.6.2007			
Υπόλοιπο την 1.1.2007	91.924	589	92.513
Προσθήκες	3.123	340	3.463
Διαθέσεις	(1.187)	(340)	(1.527)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(42.405)	-	(42.405)
Υπόλοιπο την 30.6.2007	**51.455**	**589**	**52.044**

Ακίνητα ποσού € 42,4 εκατ. μεταφέρθηκαν στην κατηγορία των ιδιοχρησιμοποιούμενων παγίων λόγω αποφάσεως της Τραπέζης να τα χρησιμοποιήσει για να στεγάσει υπηρεσίες της.

Υποχρεώσεις

11. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2007	13.165.944
Μεταβολές περιόδου 1.1 – 30.6.2007	
Νέες εκδόσεις (1)	5.619.244
Λήξεις/Ανακλήσεις	(1.953.021)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(40.286)
Μεταβολές δεδουλευμένων τόκων	32.287
Συναλλαγματικές διαφορές	7.454
Υπόλοιπο 30.6.2007	16.831.622
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2007	1.061.008
Μεταβολές περιόδου 1.1 – 30.6.2007	
Νέες εκδόσεις (2)	547.979
Λήξεις/Ανακλήσεις (3)	(325.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(1.918)
Μεταβολές δεδουλευμένων τόκων	2.537
Συναλλαγματικές διαφορές	(11.135)
Υπόλοιπο 30.6.2007	1.273.471
Υβριδικοί τίτλοι	
Υπόλοιπο 1.1.2007	921.368
Μεταβολές περιόδου 1.1 – 30.6.2007	
Μεταβολές δεδουλευμένων τόκων	(18.214)
Υπόλοιπο 30.6.2007	903.154
Γενικό σύνολο	19.008.247

(1) Η πλειονότητα των νέων ομολογιακών εκδόσεων (€ 4.904 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και +25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.

(2) Την 1.2.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 350 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 200 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

(3) Την 8.3.2007, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 8.5.2007, μετά την παρέλευση 5 ετών από την έκδοσή του, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 25 εκατ. και αρχικής διάρκειας 10 ετών.

12. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Η διοίκηση της Τραπέζης υπέβαλε την 21.11.2006 αίτηση υπαγωγής του προσωπικού της στο ΕΤΑΤ, στα πλαίσια του Ν. 3371/2005.

Η ειδική οικονομική μελέτη, που προβλέπει ο ανωτέρω νόμος, ολοκληρώθηκε και το κόστος υπαγωγής βρίσκεται εντός των ορίων της ήδη σχηματισθείσης προβλέψεως.

Η διαδικασία υπαγωγής βρίσκεται σε εξέλιξη.

13. Προβλέψεις

Υπόλοιπο την 1.1.2006	**1.628**
Μεταβολές περιόδου 1.1 – 30.6.2006	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	14.946
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	608
Χρησιμοποιηθείσες προβλέψεις	(88)
Υπόλοιπο την 30.6.2006	**17.094**
Μεταβολές περιόδου 1.7 – 31.12.2006	
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	861
Χρησιμοποιηθείσες προβλέψεις	(54)
Υπόλοιπο την 31.12.2006	**17.901**
Μεταβολές περιόδου 1.1 – 30.6.2007	
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	1.039
Αντιλογισμός σχηματισθείσης προβλέψεως για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	(14.946)
Χρησιμοποιηθείσες προβλέψεις	(14)
Υπόλοιπο την 30.6.2007	**3.980**

Το ποσό των λοιπών προβλέψεων σε βάρος των αποτελεσμάτων συμπεριλαμβάνεται στο λογαριασμό «Λοιπά έξοδα» της καταστάσεως αποτελεσμάτων.

Καθαρή Θέση

14. Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Αποτελέσματα εις νέον

Την 17.4.2007 διανεμήθηκε μέρισμα συνολικού ποσού € 304.421 χιλ., ήτοι € 0,75 ανά μετοχή, που αφορούσε τη χρήση 2006.

β) Ίδιες μετοχές

Η Τράπεζα προέβη κατά το χρονικό διάστημα 1.1 – 30.6 2007, σε αγορά 1.326.019 μετοχών, με αξία κτήσεως € 29.094 χιλ. (ήτοι € 21,94 ανά μετοχή).

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 30.6.2007 ανήλθε σε 2.127.738 συνολικού κόστους € 43.559 χιλ. (ήτοι € 20,47 ανά μετοχή).

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε μεταξύ άλλων πρόγραμμα αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2007 – Απριλίου 2008, μέχρι του ποσού που αντιστοιχεί στο 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου, με κατώτατη τιμή € 3,90, που αντιστοιχεί στην ονομαστική αξία της μετοχής και ανώτατη τιμή € 32.

Πρόσθετες πληροφορίες

15. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2005.
Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τη χρήση 2006 που δεν έχει ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

- *Η Τράπεζα ως μισθώτρια*

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.
Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων. Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	30.6.2007	31.12.2006
- εντός ενός έτους	23.772	22.601
- πέραν του έτους και μέχρι πέντε έτη	73.618	68.187
- πέραν των πέντε ετών	45.425	41.503
Σύνολο	**142.815**	**132.291**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το πρώτο εξάμηνο του 2007 ανήλθαν σε € 13.008 (2006: € 11.232) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- *Η Τράπεζα ως εκμισθώτρια*

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.
Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.6.2007	31.12.2006
- εντός ενός έτους	3.122	2.945
- πέραν του έτους και μέχρι πέντε έτη	8.873	8.988
- πέραν των πέντε ετών	4.458	4.805
Σύνολο	**16.453**	**16.738**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το πρώτο εξάμηνο του 2007 ανήλθαν σε € 1.636 (2006 : € 1.466) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός Ισολογισμού υποχρεώσεις

	30.6.2007	31.12.2006
Εγγυητικές επιστολές	4.627.619	4.325.763
Ενέγγυες πιστώσεις	144.349	223.582
Μη αντληθέντα πιστωτικά όρια	14.591.606	13.709.879
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	19.038.046	15.143.455
Σύνολο	**38.401.620**	**33.402.679**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	30.6.2007	31.12.2006
Αξιόγραφα προερχόμενα από Reverse Repos	150.000	-
Αξιόγραφα επενδυτικού χαρτοφυλακίου	405.000	585.000
Σύνολο	**555.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.).

Τα υπόλοιπα μαζί με τα προερχόμενα από Reverse Repos αξιόγραφα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

16. Πληροφόρηση κατά τομέα

(Ποσά σε εκατ. Ευρώ)

1.1 - 30.6.2007

		Επιχειρηματικοί Τομείς					
	Τράπεζα	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	581,1	435,5	116,1	1,7	18,1	9,7	-
Προμήθειες	156,2	77,8	43,7	25,7	6,6	2,4	-
Λοιπά έσοδα	(37,6)	10,8	2,9	1,3	10,6	0,5	(63,7)
Σύνολο εσόδων	**699,7**	**524,1**	**162,7**	**28,7**	**35,3**	**12,6**	**(63,7)**
Έξοδα	(369,4)	(268,0)	(50,1)	(14,7)	(10,5)	(8,2)	(17,9)
Απομειώσεις	(88,6)	(56,2)	(32,4)	-	-	-	-
Κέρδη πριν το φόρο εισοδήματος	**241,7**	**199,9**	**80,2**	**14,0**	**24,8**	**4,4**	**(81,6)**

1.1. - 30.6.2006

		Επιχειρηματικοί Τομείς					
	Τράπεζα	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	562,3	415,4	111,1	1,4	27,0	7,4	-
Προμήθειες	135,6	61,6	40,1	24,7	7,8	1,4	-
Λοιπά έσοδα	69,9	4,0	0,8	1,0	6,1	0,4	57,6
Σύνολο εσόδων	**767,8**	**481,0**	**152,0**	**27,1**	**40,9**	**9,2**	**57,6**
Έξοδα	(334,1)	(244,4)	(44,3)	(13,5)	(8,8)	(5,1)	(18,0)
Απομειώσεις	(115,7)	(77,3)	(38,4)	-	-	-	-
Κέρδη πριν το φόρο εισοδήματος	**318,0**	**159,3**	**69,3**	**13,6**	**32,1**	**4,1**	**39,6**

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.
Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.
Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank της Τραπέζης.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. N.A. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της N.A. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

17. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.6.2007	**31.12.2006**
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	32.070	30.112
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	610	641
Συνολικό σταθμισμένο Ενεργητικό	32.680	30.753
Κύρια βασικά κεφάλαια (Upper tier I)	2.328	2.352
Βασικά κεφάλαια (Tier I)	2.280	2.309
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.182	4.080
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,1%	7,6%
Δείκτης βασικών κεφαλαίων (Tier I)	7,0%	7,5%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**12,8%**	**13,3%**

18. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με μέλη του Διοικητικού της Συμβουλίου και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.6.2007	**31.12.2006**
Δάνεια	3.116	2.148
Καταθέσεις	36.634	29.761
Εγγυητικές επιστολές	61	165

	Από 1 Ιανουαρίου έως	
	30.6.2007	30.6.2006
Τόκοι και εξομοιούμενα έσοδα	64	-
Τόκοι και εξομοιούμενα έξοδα	564	-

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

I. Θυγατρικές εταιρίες

	30.6.2007	31.12.2006
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.683.149	1.787.315
Αξιόγραφα χαρτοφυλακίου συναλλαγών	10.639	48.089
Παράγωγα χρηματοοικονομικά μέσα	283	113
Δάνεια και απαιτήσεις κατά πελατών	1.324.028	1.299.575
Αξιόγραφα διαθέσιμα προς πώληση	1.280.430	290.816
Σύνολο	**5.298.529**	**3.425.908**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.466.802	1.183.878
Υποχρεώσεις προς πελάτες	91.314	466.666
Παράγωγα χρηματοοικονομικά μέσα	2.126	634
Υποχρεώσεις από χρεωστικούς τίτλους	19.008.247	15.148.320
Λοιπές υποχρεώσεις	956	4.095
Σύνολο	**20.569.445**	**16.803.593**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	298.157	84.063

	Από 1 Ιανουαρίου έως	
	30.6.2007	30.6.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	92.574	44.507
Έσοδα από μερίσματα	32.461	35.715
Έσοδα από αμοιβές και προμήθειες	25.276	24.174
Λοιπά έσοδα	1.387	1.261
Σύνολο	**151.698**	**105.657**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	424.201	207.218
Προμήθειες έξοδα	937	684
Γενικά διοικητικά έξοδα	7.002	8.816
Σύνολο	**432.140**	**216.718**

II. Συγγενείς εταιρίες

	30.6.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	294	611
Παθητικό		
Υποχρεώσεις προς πελάτες	5	5

	Από 1 Ιανουαρίου έως	
Έσοδα	**30.6.2007**	**30.6.2006**
Τόκοι και εξομοιούμενα έσοδα	20	51
Έσοδα από μερίσματα	9	155
Έσοδα από αμοιβές και προμήθειες	-	17
Λοιπά έσοδα	-	223
Σύνολο	29	446
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	3
Γενικά διοικητικά έξοδα	-	320
Σύνολο	-	323

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα κατά το πρώτο εξάμηνο του 2007 ανέρχονται σε €3.794 (Α' εξάμηνο 2006: € 2.523). Η αύξησή τους, σε σχέση με την αντίστοιχη περυσινή περίοδο, οφείλεται κυρίως, στην τοποθέτηση από 16.5.2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών.

19. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing A.E. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing A.E. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%. Ταυτόχρονα, η Επιτροπή Κεφαλαιαγοράς, κατόπιν σχετικού αιτήματος της Alpha Leasing, ενέκρινε την 17.5.2007 τη διαγραφή των μετοχών της εταιρίας από το Χρηματιστήριο Αθηνών.

β. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε.

γ. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha A.E.

δ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε., από την θυγατρική εταιρία Alpha Group Investments Ltd, στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

ε. Την 29.3.2007 η θυγατρική εταιρία Alpha Αστικά Ακίνητα Α.Ε. ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306 χιλ. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

στ. Την 30.4.2007 η Τράπεζα απέκτησε συμμετοχή στη νεοϊδρυθείσα εταιρία Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, με έδρα την Κωνσταντινούπολη, στην οποία συμμετέχει από κοινού με το Anadolu Group, με ποσοστό 50% έκαστος. Η εν λόγω εταιρία θα αποτελέσει το φορέα επενδύσεων στην Τουρκία.

ζ. Την 14.6.2007 ολοκληρώθηκε η σύσταση δύο νέων εταιριών, στις οποίες η Τράπεζα συμμετέχει με ποσοστό 99%, με τις επωνυμίες Ιονική Υποστηρικτικών Εργασιών Α.Ε. και Ιονική Επενδύσεων Α.Ε. και έδρα την Αθήνα. Σκοπός της πρώτης είναι η παροχή υποστηρικτικών υπηρεσιών προς την Τράπεζα και εταιρίες του Ομίλου, ενώ της δεύτερης η απόκτηση κινητών αξιών, συμμετοχών και λοιπών περιουσιακών στοιχείων. Το μετοχικό κεφάλαιο κάθε εταιρίας ανέρχεται σε € 60 χιλ.

η. Την 19.6.2007 η Τράπεζα απέκτησε το σύνολο των μετοχών της Κυπριακής εταιρίας Ionian Equity Participations Ltd. Το μετοχικό κεφάλαιο της εν λόγω εταιρίας ανέρχεται στο ποσό των CYP 1.000, ενώ επί του παρόντος η εταιρία δεν έχει δραστηριότητα.

θ. Την 29.6.2007 ολοκληρώθηκε η μεταβίβαση του συνόλου των μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. από την θυγατρική εταιρία Alpha Bank London Ltd στην Τράπεζα.

Παρατίθεται κατωτέρω πίνακας των επενδύσεων σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες:

	1.1-30.6.2007	1.7-31.12.2006	1.1-30.6.2006
Θυγατρικές			
Υπόλοιπο αρχής περιόδου	1.587.804	1.497.857	1.471.394
Προσθήκες[1]	18.219	168.292	29.886
Μειώσεις	(1.117)	(80.505)	(3.371)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας[2]	7.713	2.160	(52)
Υπόλοιπο τέλους περιόδου	1.612.619	1.587.804	1.497.857
Συγγενείς			
Υπόλοιπο αρχής περιόδου	5.624	10.521	10.463
Προσθήκες	-	(1.092)	1.236
Μειώσεις	-	(3.805)	(1.178)
Απομειώσεις αξίας	-	-	-
Υπόλοιπο τέλους περιόδου	5.624	5.624	10.521
Κοινοπραξίες			
Υπόλοιπο αρχής περιόδου	122	122	122
Προσθήκες	14	-	-
Μειώσεις	-	-	-
Απομειώσεις αξίας	-	-	-
Υπόλοιπο τέλους περιόδου	136	122	122
Γενικό σύνολο	**1.618.379**	**1.593.550**	**1.508.500**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου και οι εκκαθαρίσεις εταιριών.

(1) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 363 αγορά μετοχών της Ιονικής Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- € 13.089 αγορά μετοχών της Alpha Αστικά Ακίνητα Α.Ε.
- € 846 αγορά μετοχών της Alpha Leasing A.E.
- € 3.371 αγορά μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.

(2) Η Τράπεζα κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τις συμμετοχές της στην Alpha Bank London Ltd και Alpha Bank Romania S.A. αντίστοιχα.

20. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Εντός του μηνός Ιουλίου 2007 η Τράπεζα προέβη στη μεταβίβαση του συνόλου των μετοχών που κατείχε στην Unisystems Α.Ε. (ποσοστό 9,67%).

Αθήναι, 31 Ιουλίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

Οι ανωτέρω ενδιάμεσες οικονομικές καταστάσεις (σελίδες 3-26), είναι αυτές που αναφέρονται στην Έκθεση Επισκόπησης επί της Ενδιάμεσης Οικονομικής Πληροφόρησης με ημερομηνία 31 Ιουλίου 2007.

Αθήνα, 31 Ιουλίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

END

Μάριος Τ. Κυριάκου Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Γαρυφαλλιά Σπυριούνη Ορκωτή Ελέγκτρια Λογίστρια ΑΜ ΣΟΕΛ 16931